Exhibit 1

The following summarizes certain information, including financial information, that we may disclose to prospective investors. The disclosures set forth below update the information contained in our annual report on Form 20-F for the year ended December 31, 2014 (the “2014 Annual Report”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2015, our report on Form 6-K, filed with the SEC on March 1, 2016, which includes our 2015 audited consolidated financial statements (the “March 1 6-K”) and any other documents that we have filed or furnished with the SEC, and should be read in conjunction therewith. Except as the context otherwise may require, references in this filing to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 2 to our 2015 audited consolidated financial statements included in the March 1 6-K for a description of our significant accounting policies including our principles of consolidation. References in this filing to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References in this filing to “CPOs” are to CEMEX, S.A.B. de C.V.’s Certificados de Participación Ordinarios.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our business, such as but not limited to the energy sector;

•	competition;

•	general political, economic and business conditions in the markets in which we operate or that affect our operations;

•	the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under our material debt agreements, the indentures that govern our Senior Secured Notes (as defined herein) and our other debt instruments;

•	the impact of our below investment grade debt rating on our cost of capital;

•	our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives and implement our global pricing initiatives for our products;

•	the increasing reliance on information technology infrastructure for our invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;

•	weather conditions;

•	natural disasters and other unforeseen events; and

•	the other risks and uncertainties described under “Risk Factors” below.

Readers are urged to read this filing and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this filing is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with the SEC.

CERTAIN TECHNICAL TERMS

When used herein, the terms set forth below mean the following:

•	Aggregates are sand and gravel, which are mined from quarries. They give ready-mix concrete its necessary volume and add to its overall strength. Under normal circumstances, one cubic meter of fresh concrete contains two metric tons of gravel and sand.

•	Clinker is an intermediate cement product made by sintering limestone, clay, and iron oxide in a kiln at around 1,450 degrees Celsius. One metric ton of clinker is used to make approximately 1.1 metric tons of gray portland cement.

•	Gray Portland Cement, used for construction purposes, is a hydraulic binding agent with a composition by weight of at least 95% clinker and up to 5% of a minor component (usually calcium sulfate) which, when mixed with sand, stone or other aggregates and water, produces either concrete or mortar.

•	Petroleum coke (pet coke) is a by-product of the oil refining coking process.

•	Ready-mix concrete is a mixture of cement, aggregates, and water.

•	Tons means metric tons. One metric ton equals 1.102 short tons.

•	White cement is a specialty cement used primarily for decorative purposes.

SUMMARY

This summary highlights information contained elsewhere in this filing. Unless the context otherwise requires, references in this filing to our sales and assets, including percentages, for a country or region are calculated before eliminations resulting from consolidation, and thus include intercompany balances between countries and regions. These intercompany balances are eliminated when calculated on a consolidated basis. References in this filing to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos.

CEMEX

CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2015 of approximately 92.9 million tons. In 2015, we had annual cement sales volumes of approximately 66.0 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 52.9 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 147.9 million tons, in each case, based on our annual sales volumes in 2015. We are also one of the world’s largest traders of cement and clinker, having traded approximately 8.8 million tons of cement and clinker in 2015. This information does not include discontinued operations. See note 4A to our 2015 audited consolidated financial statements included in the March 1 6-K. CEMEX, S.A.B. de C.V. is an operating and holding company engaged, directly or indirectly, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials throughout the world, and that provides reliable construction-related services to customers and communities in more than 50 countries throughout the world, and maintains business relationships in over 100 countries worldwide.

We operate globally, with operations in Mexico, the United States, Europe, South America, Central America, the Caribbean, Asia, Middle East and Africa. We had total assets of approximately Ps542,264 million (U.S.$31,472 million) as of December 31, 2015, and an equity market capitalization of approximately Ps141,641 million (U.S.$7,696 million) as of March 4, 2016.

As of December 31, 2015, our main cement production facilities were located in Mexico, the United States, Spain, Egypt, Germany, Colombia, the Philippines, Poland, the Dominican Republic, the United Kingdom, Panama, Latvia, Puerto Rico, Thailand, Costa Rica and Nicaragua. As of December 31, 2015, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray portland cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray portland cement capacity, and includes installed capacity of cement plants that have been temporarily closed.

	As of December 31, 2015
	Assets After Eliminations (in Billions of Mexican Pesos)		Number of Cement Plants	Installed Cement Production Capacity (Millions of Tons Per Annum)
Mexico(1)	Ps	75.7	15	28.3
United States(2)		262.1	13	17.1
Northern Europe
United Kingdom		32.4	2	2.4
Germany		7.3	1	2.4
France		15.2	—	—
Rest of Northern Europe(3)		15.3	4	6.3
The Mediterranean
Spain(4)		24.1	7	10.4
Egypt		9.3	1	5.4
Rest of the Mediterranean(5)		10.2	3	2.4
South, Central America and the Caribbean (“SAC”)
Colombia		19.5	2	4.0
Rest of SAC(6)		21.7	5	8.5
Asia
Philippines		10.5	2	4.5
Rest of Asia(7)		1.9	1	1.2
Corporate and Other Operations		33.6	—	—
Continuing operations		538.8	56	92.9
Discontinued operations		3.5	—	—

Total	Ps	542.3	56	92.9

“—” Not applicable

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest and reflects our organizational structure as of December 31, 2015, which effective as of January 1, 2016 was changed by (i) integrating the Northern Europe region and certain countries that comprised the Mediterranean region into a new Europe region which consists of our operations in Spain, the United Kingdom, France, Germany, the Czech Republic, Poland, Latvia, Croatia, Sweden, Norway, Finland and Russia and (ii) creating the new Asia, Middle East and Africa region which consists of our operations in the Philippines, Thailand, Malaysia, Bangladesh, Egypt, Israel and the United Arab Emirates (“UAE”).

(1)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.7 million tons of cement.
(2)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.1 million tons of cement.
(3)	“Rest of Northern Europe” refers primarily to our operations in the Czech Republic, Poland and Latvia, as well as trading activities in Scandinavia and Finland. For purposes of the columns labeled “Assets after eliminations” and “Installed cement production capacity,” includes our approximate 37.8% interest in ordinary shares, as of December 31, 2015, in a Lithuanian cement producer that operated one cement plant with an annual installed capacity of 1.9 million tons of cement as of December 31, 2015.

(4)	For purposes of “number of cement plants” and “installed cement production capacity” includes one cement plant that has been temporarily closed with an aggregate annual installed capacity of 0.1 million tons of cement.
(5)	“Rest of Mediterranean” refers primarily to our operations in UAE and Israel.
(6)	“Rest of SAC” refers primarily to our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(7)	Includes our operations in Thailand, Bangladesh and Malaysia.

Geographic Breakdown of Net Sales for the Year Ended December 31, 2015

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the year ended December 31, 2015:

Breakdown of Net Sales by Product for the Year Ended December 31, 2015

The following chart indicates the breakdown of our net sales by product, after eliminations resulting from consolidation, for the year ended December 31, 2015:

Financial Ratios

	For the Year Ended December 31,
	2013	2014	2015
Ratio of Operating EBITDA to interest expense(1)	1.7	1.7	2.1
Ratio of earnings to combined fixed charges(2)	0.8	0.9	1.1

(1)	Operating EBITDA equals operating earnings before other expenses, net, plus amortization and depreciation expenses. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under International Financial Reporting Standards, or IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such statement of operations varies significantly by industry and company according to specific needs. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of operations, and to net cash flows provided by operating activities before interest, coupons on Perpetual Debentures (as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Perpetual Debentures”) and income taxes, as reported in the statement of cash flows. Interest expense under IFRS does not include coupon payments and issuance costs of the Perpetual Debentures issued by consolidated entities of approximately Ps405 million for 2013, approximately Ps420 million for 2014, and approximately Ps432 million for 2015, as described in note 20D to our 2015 audited consolidated financial statements included in the March 1 6-K.
(2)

For purposes of determining the ratio of earnings to combined fixed charges, (a) earnings consist of pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees, and our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized and the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges and (b) fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and our estimate of the interest within rental expense. The denominator of this ratio under IFRS does not include coupon payments and issuance costs of the Perpetual Debentures issued by consolidated entities of approximately Ps405 million for 2013, approximately Ps420 million for 2014 and approximately Ps432 million for 2015, as described in note 20D to our 2015 audited consolidated financial statements included in the March 1 6-K.

	For the Year Ended December 31,
	2013	2014	2015
	(in millions of Mexican Pesos)
Reconciliation of operating EBITDA to net cash flows provided by operating activities before interest, coupons on Perpetual Debentures and income taxes
Operating EBITDA	Ps 33,447	Ps 36,051	Ps 42,126
Less:
Operating depreciation and amortization expense	14,167	14,167	15,376

Operating earnings before other expenses, net	Ps 19,280	Ps 21,884	Ps 26,750

Plus/minus:
Changes in working capital excluding income taxes	(4,237)	1,475	3,541
Depreciation and amortization expense	14,167	14,167	15,376
Other items, net	(2,810)	(1,585)	(1,711)

Net cash flows provided by operating activities before interest, coupons on Perpetual Debentures and income taxes	Ps 26,400	Ps 35,941	Ps 43,956

RECENT DEVELOPMENTS

Recent Developments Relating to the Credit Agreement and Our Assets Divestiture Plans

On March 7, 2016, we obtained the requisite consents from lenders under the credit agreement dated September 29, 2014, as amended and restated (the “Credit Agreement”), to make certain amendments in relation to the implementation of CEMEX’s assets divestiture plan, amendments to the financial covenants, and other related technical amendments (the “2016 Amendments”). We expect the 2016 Amendments to become effective within the next several days after fulfilling certain customary conditions precedent.

The 2016 Amendments will allow CEMEX the right, subject to meeting local requirements in the Philippines, to sell a minority stake in a subsidiary that directly and indirectly mainly owns CEMEX’s cement manufacturing assets in the Philippines.

This is one of the alternatives that CEMEX is contemplating as part of its previously announced assets divestiture plan. CEMEX continues to explore other alternatives and the ultimate implementation of any alternative remains at the discretion of CEMEX.

In addition, the 2016 Amendments effect changes to the margin grid in the Credit Agreement such that if the consolidated leverage ratio (as defined in the Credit Agreement) is greater than 5.50 times in the reference periods ending on December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, the applicable margin will be 425 bps instead of 400 bps. All other levels in the margin grid remain unchanged.

Finally, pursuant to the 2016 Amendments (i) the consolidated leverage ratio covenant (as defined in the Credit Agreement) will remain at 6.0 times until and including March 31, 2017 and will gradually decline to 4.0 times by June 30, 2020; and (ii) the consolidated coverage ratio covenant (as defined in the Credit Agreement) will remain at 1.85 times until and including March 31, 2017, increasing then to 2.0 times on June 30, 2017 and to 2.25 times on December 31, 2017, and remaining at this level for each subsequent reference period.

Recent Developments Relating to Our Shareholders

CEMEX, S.A.B. de C.V. to hold its Ordinary and Extraordinary General Shareholders’ Meetings on March 31, 2016

On February 1, 2016, CEMEX, S.A.B. de C.V. announced that on March 31, 2016, CEMEX, S.A.B. de C.V. will hold its Ordinary General Shareholders’ Meeting followed by its Extraordinary General Shareholders’ Meeting. The items included in the agenda for the Ordinary General Shareholders’ Meeting are the approval of CEMEX, S.A.B. de C.V.’s 2015 audited consolidated financial statements included in the March 1 6-K; CEMEX, S.A.B. de C.V.’s 2015 individual financial statements included in the March 1 6-K; the CEMEX, S.A.B. de C.V. Board of Directors’ report; the CEMEX, S.A.B. de C.V. Chairman of the Board of Directors’ report; the CEMEX, S.A.B. de C.V. Chief Executive Officer’s report; the CEMEX, S.A.B. de C.V. Board of Directors’ opinion to the Chief Executive Officer’s report; the CEMEX, S.A.B. de C.V. Audit Committee’s report; the CEMEX, S.A.B. de C.V. Corporate Practices and Finance Committee’s report; the Accounting Policies and Guideline’s report; the report on the revision of the fiscal situation of CEMEX; the allocation of profits proposal; a capital increase proposal; and the proposal for consideration and approval of members for the Board of Directors and Committees of CEMEX, S.A.B. de C.V. and their compensation.

Recent Developments Relating to Our Board of Directors and Senior Management

On December 1, 2016, CEMEX, S.A.B. de C.V. announced the following organizational changes that became effective as of January 1, 2016: (i) Juan Romero Torres was ratified as president of our operations in Mexico; (ii) Ignacio Madridejos Fernández was appointed president of our operations in the U.S.; (iii) Jaime Gerardo Elizondo Chapa was appointed president of our operations in Europe; (iv) Jaime Muguiro Domínguez was appointed president of our operations in SAC; (v) Joaquín Miguel Estrada Suarez was appointed president of our operations in Asia, the Middle East and Africa; (vi) the rest of our senior management was ratified; and (vii) the departure of Karl H. Watson Jr., then president of our operations in the U.S., who would be retained in an advisory capacity until June 30, 2016.

On January 14, 2016, CEMEX, S.A.B. de C.V. announced that Víctor Manuel Romo Muñoz, current Executive Advisor to the Chairman of the Board of Directors of CEMEX, decided to retire from CEMEX effective as of January 15, 2016. In addition, on January 25, 2016, CEMEX, S.A.B. de C.V. announced that Luis Ramón Farías Martínez, the Energy Vice President of CEMEX, decided to retire from CEMEX effective as of February 1, 2016.

On March 1, 2016, CEMEX announced that the following persons are being proposed to be considered and approved at the Ordinary General Shareholders’ Meeting to be held on March 31, 2016 in the capacities set forth below:

(i) members of CEMEX, S.A.B. de C.V.’s Board of Directors: Rogelio Zambrano Lozano, Fernando Ángel González Olivieri, Tomás Milmo Santos, Ian Christian Armstrong Zambrano, Armando J. García Segovia, Rodolfo García Muriel, Roberto Luis Zambrano Villarreal, Dionisio Garza Medina, José Manuel Rincón Gallardo Purón, Francisco Javier Fernández Carbajal, Armando Garza Sada, David Martínez Guzmán and Everardo Elizondo Almaguer;

(ii) Chairman of CEMEX, S.A.B. de C.V.’s Board of Directors: Rogelio Zambrano Lozano;

(iii) Secretary of CEMEX, S.A.B. de C.V.’s Board of Directors without being board member: Ramiro Gerardo Villarreal Morales;

(iv) members of CEMEX, S.A.B. de C.V.’s Audit Committee: José Manuel Rincón Gallardo Purón, Roberto Luis Zambrano Villarreal, Rodolfo García Muriel and Francisco Javier Fernández Carbajal;

(v) President of the Audit Committee: José Manuel Rincón Gallardo Purón;

(vi) members of CEMEX, S.A.B. de C.V.’s Corporate Practices and Finance Committee: Dionisio Garza Medina, Francisco Javier Fernández Carbajal, Rodolfo García Muriel and Armando Garza Sada;

(vii) President of the Corporate Practices and Finance Committee: Dionisio Garza Medina; and

(viii) Secretary of each of CEMEX, S.A.B. de C.V.’s Audit and Corporate Practices and Finance Committees without forming part of such committees: Ramiro Gerardo Villarreal Morales.

Under the laws of Mexico, CEMEX, S.A.B. de C.V. is not required to disclose the composition of its Board of Directors or the members of the Audit and the Corporate Practices and Finance Committees to be considered and approved by the Ordinary General Shareholders Meeting prior to the date of such meeting to be held on March 31, 2016 . As such, changes to the proposed composition of CEMEX, S.A.B. de C.V.’s Board of Directors, Audit and Corporate Practices and Finance Committees, may occur until and including the date of the Ordinary General Shareholders Meeting on March 31, 2016.

Recent Developments Relating to our Regulatory Matters and Legal Proceedings

Polish Antitrust Investigation

Regarding the antitrust proceedings formally initiated in January 2007 against all cement producers in Poland, including CEMEX Polska Sp. ZO.O. (“CEMEX Polska”), and the reduced fine of approximately Polish zloty 93.89 million (approximately U.S.$23.13 million based on an exchange rate of Polish zloty 4.0586 to U.S.$1.00) issued in December 2013 that was appealed by CEMEX Polska on May 2014, on February 26, 2016, closing arguments were held before the Appeals Court in Warsaw, Poland. Thereafter, the Appeals Court closed the hearings phase of the proceedings and informed the parties of its intention to announce a final court order on March 11, 2016. CEMEX Polska filed a statement with the Appeals Court the first week of March 2016, to supplement its argument. The issuance of the final court order may be postponed, as CEMEX Polska filed a statement with the Appeals Court during the first week of March 2016 to supplement its argument, and the Appeals Court may reserve extra time for analyzing such statements. See “Recent Developments Relating to our Regulatory Matters and Legal Proceedings—Antitrust Proceedings—Polish Antitrust Investigation.”

Tax Matters - Egypt

Assiut Cement Company (“ACC”) filed a claim before the North Cairo Court requesting nullification of the Egyptian Ministry of Finance’s Appeals Committee (the “Appeals Committee”) decision pursuant to which ACC was ordered to pay a development levy on clay. The amount of the development levy on clay that ACC was required to paid was of (i) approximately 322 million Egyptian Pounds (approximately U.S.$41.18 million as of January 31, 2016, based on an exchange rate of Egyptian Pounds 7.8190 to U.S.$1.00) for the period from May 5, 2008 to August 31, 2011; and (ii) approximately 50,235 Egyptian Pounds (approximately U.S.$6,424.73 as of January 31, 2016, based on an exchange rate of Egyptian Pounds 7.8190 to U.S.$1.00) for the period from September 1, 2011 to November 30, 2011. The case has been adjourned until March 26, 2016, while awaiting submission of the expert’s report. However, on February 15, 2016, ACC was notified by the assigned expert’s office that a session has been scheduled for March 7, 2016 to review the case. Furthermore, the August 10, 2015 decision issued by the Ministerial Committee for Resolution of Investment Disputes (the “Decision”), was submitted to the Egyptian tax authority and the Egyptian tax authority issued a settlement memorandum, whereby it affirmed and recognized the Decision. The Egyptian tax authority issued a new claim to ACC for an adjusted amount of 55,586 Egyptian Pounds (approximately U.S.$7,109.09 as of January 31, 2016, based on an exchange rate of Egyptian Pounds 7.8190 to U.S.$1.00). In the first session before the North Cairo Court, after the expert’s office issues its report, we intend to submit the Decision, the settlement memorandum and the new claim, to request that the North Cairo Court withdraw the case. As of February 15, 2016, we do not expect the resolution of this matter to have a material adverse effect on our operations, liquidity and financial condition. See “Regulatory Matters and Legal Proceedings—Tax Matters—Egypt.”

Egypt Share Purchase Agreement

In connection with the lawsuits filed on April 7, 2011 and March 6, 2012 by different plaintiffs before the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court, a session was held on January 26, 2016. The 8th Circuit of Cairo’s State Council Administrative Judiciary Court issued a judgment ruling for the dismissal of the case due to the plaintiff’s lack of standing. The plaintiff has 60 calendar days from the date of the issuance of the judgment to challenge it before the High Administrative Court. At a session held on September 3, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court accepted the report recommendation of the State Commissioner Authority (“SCA”) and ruled for staying the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of Presidential Decree on Law No. 32/2014 (“Law 32/2014”).

Furthermore, Law 32/2014, which regulates legal actions challenging agreements entered into by the Egyptian State (including its ministries, departments, special budget entities, local administrative units, authorities and state-participated companies) and third parties, was discussed and ratified by the House of Representatives on January 20, 2016. See “Regulatory Matters and Legal Proceedings—Egypt Share Purchase Agreement.”

RISK FACTORS

We are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, financial and climate conditions. The following risk factors are not the only risks we face, and any of the risk factors described below could significantly and adversely affect our business, results of operations or financial condition.

Risks Relating To Our Business

Economic conditions in some of the countries where we operate may adversely affect our business, financial condition and results of operations.

Our results of operations are highly dependent on the results of our operating subsidiaries in the United States, Mexico, SAC, Western Europe and Asia. Accordingly, the economic condition in some of the countries where we operate has had and may continue to have a material adverse effect on our business, financial condition and results of operations throughout our operations worldwide.

The main sources of risks to our results of operations in the global economy are: (i) uncertainty regarding the monetary policy of the U.S. Federal Reserve System (the “Federal Reserve”) and its impact on the global economy, including emerging markets, and on the volatility of foreign exchange markets, (ii) vulnerability of emerging market economies, (iii) China’s overall economic deceleration and its economic policy, (iv) economic and political uncertainties in Europe, including the anticipated referendum in the United Kingdom to withdraw from the European Union, the ongoing refugee crisis, financial uncertainty in Greece and a lack of confidence overall in the European Union’s banking system, and (v) geopolitical risk in the Middle East and other regions experiencing political turmoil.

The U.S. economy continues to grow at a moderate pace. In December 2015, the Federal Reserve announced that it would increase short-term interest rates. There is a risk that the announcement may have been premature, as demonstrated by the recent manufacturing slowdown that contributed to economic deceleration in December 2015. As a consequence of higher interest rates, the Dollar could strengthen against other currencies, which may undermine U.S. exports and economic growth. However, interest rate increases could result in accelerated inflation, which could lead to a recession.

Future episodes of market volatility could result in risk aversion and capital outflows from emerging markets, causing emerging markets currencies to further depreciate. The high level of indebtedness in U.S. Dollars by corporates in emerging markets constitutes an additional source of instability. In periods of uncertainty, emerging markets face higher global risk premiums and substantial capital outflows, imposing pressure on economies with domestic debt imbalances. The risk of contagion across emerging markets could be significant.

China’s policymakers are working to: (i) transition the Chinese economy towards consumption-driven growth without significantly slowing other economic activity, and (ii) address rising financial and corporate sector vulnerabilities. A gradual growth slowdown is expected during this transition, but the weaker-than-expected economic indicators and exchange rate depreciation has raised concerns regarding corporate indebtedness and the overall health of Chinese banks. Although China has taken actions to offset the impact of economic shocks, official interventions have weakened market confidence. The consequences for emerging market economies of weaker economic performance and increased policy uncertainty in China could be significant. Further, softening Chinese demand for commodities and investment goods would undermine growth in emerging market economies, while a weaker Chinese exchange rate would affect such emerging market economies’ external competitiveness. In general, global financial markets have become more sensitive to changes in China’s economic and financial conditions and policies.

The Mexican economy continues to grow despite a challenging global environment for emerging markets. Mexico’s economic growth was 2.5% in 2015, which was supported by private sector consumption. In 2016, a forecasted improvement in Mexican manufacturing activity is expected to be driven by (i) recovery of the U.S. manufacturing industry and (ii) ongoing momentum of Mexican consumer consumption, particularly in the automobile sector. However, the persistence of U.S. manufacturing weakness is a significant source of risk to Mexico’s economic growth. In addition, the increase of private consumption in Mexico may be inconsistent without sustained recovery in the industrial sector. An increase in interest rates and governmental spending cuts by 0.7% of GDP, may depress domestic consumption to a greater extent than is currently anticipated. It is possible that further tightening may be required due to renewed pressures on the Mexican Peso, new evidence of stress in global financial markets and the risk of lower oil production in Mexico. If oil prices decrease further, such decrease will negatively affect the Mexican fiscal accounts and will exert additional pressure on external accounts. A potential renewal of social unrest in Mexico could also negatively impact Mexico’s economy. More generally, since Mexico is significantly dependent on the U.S. economy, any downturn in the economic outlook of the U.S. may hinder economic growth in Mexico.

Substantial volatility in global markets has significantly impacted foreign exchange markets and exacerbated depreciation of the Mexican Peso since late 2015. Over the past year, Mexico’s adjustment to global market forces has been orderly, with liquidity prevailing in market operations. However, the continued depreciation of the Mexican Peso could adversely affect Mexico’s inflation dynamics and expectations, as well as Mexico’s financial stability. Currently, Mexican Peso-denominated bonds held by nonresidents have remained stable. However, the risk of additional portfolio adjustments and further depreciation of the Mexican Peso remains. The Mexican economy may be adversely affected by strong portfolio outflows or a sharp increase in financial costs.

Colombia faces significant economic challenges, with few existing policies for a countercyclical response in the context of global economic concerns and declines in oil prices. The Colombian government is tightening monetary and fiscal policies to control inflation, cope with a decrease in public revenues and facilitate the adjustment of the troublesome account deficit, which accounted for 6.5% of Colombia’s GDP in 2015. These policies could restrain domestic demand and negatively affect Colombia’s economy. Furthermore, if constricted monetary and fiscal policies fail to achieve inflation expectations, rising inflation could eventually threaten the economy. Colombia, given its oil dependence and high external imbalance, is highly vulnerable to new episodes of market volatility. Therefore, Colombia’s economy may contract in 2016.

Economic stability in the European Union remains fragile. Renewed turmoil in the financial markets and the reduction of inflation expectations, largely associated with the decline in oil prices, in an already low-inflation environment creates difficulties for the European Central Bank’s monetary policy management. The European Central Bank adopted new monetary relaxation measures, including negative deposit rates. New cuts in deposit rates are anticipated. An environment of negative deposit rates is distorting financial markets, and will create uncertain consequences for the banking sector. There is a risk that negative rates will erode bank profitability and curb lending across Eurozone borders, creating other systemic risks to European economies. In addition, new measures implemented by the European Central Bank may not positively affect inflation expectations. Uncertainty about the performance of European economies could negatively affect to our business.

Despite depreciation of the Euro, quantitative easing measures by the European Central Bank and low oil prices, economic improvement in the European Union remains uncertain. Eurozone economic growth and European integration are challenged by a number of uncertainties, including: (i) delays in implementing structural reforms in some European countries, (ii) political uncertainty after certain elections at the end of 2015 in various member states, including general elections in Spain and Portugal and regional elections in France, (iii) unresolved political and financial risks associated with Greece, (iv) uncertainty regarding the profitability of the European banking system in general and the Italian banking sector in particular, (v) the United Kingdom’s potential exit from the European Union by referendum, and (vi) the ongoing refugee crisis. All these factors could impact market confidence and could limit the benefit of positive economic tailwinds and monetary policy stimulus. Regarding our operations in Europe, the threat of the United Kingdom’s exit from the European Union is already affecting financial markets and increasing foreign exchange volatility. A decision by the United Kingdom to exit the European Union could (i) have a significant adverse effect on economic activity, (ii) result in substantial uncertainty weighing on investment and import costs, and (iii) constrain European Union fiscal policy. This situation would negatively impact our business. In Poland, there is a risk that the populist measures of the new government could eventually restrain foreign investment and growth, which would negatively impact our operations in the region.

Significant trade links with Western Europe render some Eastern European countries susceptible to economic and political pressures in Western Europe. Additionally, in the coming years, Central European countries may experience a reduction in the proceeds they receive from the European Union Structural Funds, which could hinder infrastructure investment in such countries.

In the Middle East, political risk could moderate economic growth and adversely affect construction investments. In Egypt, the government has brought political stability to the country, but several economic challenges persist. Disorderly depreciation of the Egyptian Pound is a latent risk. In Israel, potential conflicts with Hamas in Gaza may negatively affect our operations.

Demand for our products is strongly related to construction levels and depends, in large part, on residential and commercial construction activity, as well as private and public infrastructure spending, in the countries where we operate. Public and private infrastructure spending in countries dependent on revenue generated by the energy sector is exposed to decreases in energy prices. Therefore, decreases in energy prices could adversely affect the construction industry. Declines in the construction industry are correlated with declines in general economic conditions. As a result, deterioration in economic conditions in the countries where we operate could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that growth in the gross domestic product of the countries where we operate will translate into a correlated increase in demand for our products.

Concerns regarding the European debt crisis and market perception concerning the instability of the Euro could affect our operating profits.

We conduct business in many countries that use the Euro as their currency, or the Eurozone. Although this risk appears to have declined considerably, concerns persist regarding the debt burden of certain Eurozone countries, such as Greece, their ability to meet future financial obligations, the overall stability of the Euro and the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries.

These concerns could lead to the reintroduction of individual currencies in one or more Eurozone countries, or in more extreme circumstances, the possible dissolution of the Euro currency entirely. Should the Euro dissolve entirely, the legal and contractual consequences for holders of Euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of our Euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have an adverse effect on the global capital markets, and more specifically on our ability, and the ability of our customers, suppliers and lenders to finance their respective businesses, to access liquidity at acceptable financing costs, if at all, and on the demand for our products.

We are subject to the effects of general global economic and market conditions that are beyond our control. If these conditions remain challenging or deteriorate, our business, financial condition and results of operations could be adversely affected. Possible consequences from macroeconomic global challenges such as the debt crisis in certain countries in the European Union, could have an adverse effect on our business, financial condition and results of operations.

The Credit Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.

The Credit Agreement requires us to comply with several financial ratios and tests, including a minimum consolidated coverage ratio of EBITDA to consolidated interest expense (including interest accrued on Perpetual Debentures) and a maximum consolidated leverage ratio of total debt (including Perpetual Debentures) and guarantees, excluding subordinated optional convertible securities and financial leases plus or minus the fair value of derivative financial instruments, among other adjustments) to EBITDA, as described below. Our ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets and the construction sector.

The Credit Agreement requires us to comply with a consolidated coverage ratio of EBITDA to consolidated interest expense (including interest accrued on Perpetual Debentures), for the following periods, measured quarterly, of not less than (i) 1.85:1 for the period ending December 31, 2015 up to and including the period ending March 31, 2016, (ii) 2:00:1 for the period ending on June 30, 2016 up to and including the period ending on September 30, 2016 and (iii) 2.25:1 for the period ending December 31, 2016 and each subsequent reference period. In addition, the Credit Agreement allows us a maximum consolidated leverage ratio of total debt (including Perpetual Debentures and guarantees, excluding subordinated optional convertible securities and financial leases plus or minus the fair value of derivative financial instruments, among other adjustments) to EBITDA for each period of four consecutive fiscal quarters (measured quarterly) not to exceed (i) 6.00:1 for the period ending December 31, 2015, (ii) 5.75:1 for the period ending June 30, 2016 up to and including the period ending September 30, 2016, (iii) 5.50:1 for the period ending December 31, 2016 up to and including the period ending March 31, 2017, (iv) 5.25:1 for the period ending June 30, 2017 up to and including the period ending September 30, 2017; (v) 5.00:1 for the period ending December 31, 2017 up to and including the period ending March 31, 2018; (vi) 4.50:1 for the period ending June 30, 2018 up to and including the period ending September 30, 2018; (vii) 4.25:1 for the period ending December 31, 2018 up to and including the period ending March 2019; and (viii) 4.00:1 for the period ending June 30, 2019 and each subsequent reference period. See “Recent Developments—Recent Developments Relating to the Credit Agreement and Our Assets Divestiture Plans.”

For the period ended December 31, 2015, we reported to the lenders under the Credit Agreement a consolidated coverage ratio of 2.61 and a consolidated leverage ratio of 5.21, each as calculated pursuant to the Credit Agreement. Pursuant to the Credit Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$1 billion (excluding certain capital expenditures, and joint venture investments and acquisitions by CEMEX Latam Holdings, S.A. (“CEMEX Latam”) and its subsidiaries), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$500 million (or its equivalent) and the amounts allowed for permitted acquisitions and investments in joint ventures cannot exceed U.S.$400 million per year.

We are also subject to a number of negative covenants under the Credit Agreement that, among other things, restrict or limit our ability to: (i) create liens; (ii) incur additional debt; (iii) change our business or the business of any obligor or material subsidiary (in each case, as defined in the Credit Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions; and (xii) exercise any call option in relation to any perpetual bonds we issue unless the exercise of the call options does not have a materially negative impact on our cash flow.

The Credit Agreement also contains a number of affirmative covenants that, among other things, require us to provide periodic financial information to our creditors. Pursuant to the Credit Agreement, however, a number of those covenants and restrictions will, if CEMEX so elects, automatically cease to apply or become less restrictive if (i) our consolidated leverage ratio for the two most recently completed quarterly testing periods is less than or equal to 4.00:1; and (ii) no default under the Credit Agreement is continuing, as applicable. At that point the leverage ratio must not exceed 4.25 times. Restrictions that will cease to apply when we satisfy such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on our ability to repay existing financial indebtedness, declare or pay cash dividends and distributions to shareholders; certain asset sale restrictions; certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds we issue and on the issuance of certain convertible and exchangeable obligations. At such time, several baskets and caps relating to negative covenants will also increase, including baskets or caps related to permitted financial indebtedness, permitted guarantees and limitations on liens. However, we cannot assure you that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Credit Agreement.

The Credit Agreement contains events of default, some of which may be outside our control. Such events of default include defaults, subject to certain exceptions, based on (i) non-payment of principal, interest, or fees when due; (ii) material inaccuracy of representations and warranties; (iii) breach of covenants; (iv) bankruptcy (quiebra) or insolvency (concurso mercantil) of CEMEX, S.A.B. de C.V., any other obligor under the Credit Agreement or any other of our material subsidiaries (as defined in the Credit Agreement); (v) inability to pay debts as they fall due or by reason of actual financial difficulties, suspension or threatened suspension of payments on debts exceeding U.S.$50 million or commencement of negotiations to reschedule debt exceeding U.S.$50 million; (vi) a cross-default in relation to financial indebtedness in excess of U.S.$50 million; (vii) a change of control with respect to CEMEX, S.A.B. de C.V.; (viii) certain changes to the ownership of any of our subsidiary obligors under the Credit Agreement, unless the proceeds of such disposal are used to prepay the Credit Agreement debt; (ix) enforcement of the share security; (x) final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter; (xi) any restrictions not already in effect as of September 29, 2014 limiting transfers of foreign exchange by any obligor for purposes of performing material obligations under the Credit Agreement; (xii) any material adverse change arising in the financial condition of CEMEX, which more than 66.67% of the Credit Agreement’s creditors determine would result in our failure, taken as a whole, to perform payment obligations under the Credit Agreement; and (xiii) failure to comply with laws or our obligations under the Credit Agreement cease to be legal. If an event of default occurs and is continuing, upon the authorization of 66.67% of the Credit Agreement creditors, the creditors have the ability to accelerate all outstanding amounts due under the Credit Agreement. Acceleration is automatic in the case of insolvency.

We cannot assure you that we will be able to comply with the restrictive covenants and limitations contained in the Credit Agreement. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business, financial condition and results of operation.

We pledged the capital stock of subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Credit Agreement, the Senior Secured Notes and other financing arrangements.

As part of the Credit Agreement we pledged under pledge agreements or transferred to a trustee under a security trust, substantially all the shares of CEMEX México, S.A. de C.V. (“CEMEX México”), Cemex Operaciones México, S.A. de C.V. (“Cemex Operaciones México”), CEMEX Trademarks Holding Ltd. (“CTH”), New Sunward Holding B.V. (“New Sunward”), and CEMEX España, S.A. (“CEMEX España”) as collateral (the “Collateral”) and all proceeds of the Collateral to secure our payment obligations under the Credit Agreement, the Senior Secured Notes (as defined below) and under a number of other financing arrangements for the benefit of the creditors and holders of debt, and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured.

The existing senior notes include: (i) U.S.$703,861,000 aggregate principal amount of the April 2019 U.S. Dollar Notes and €179,219,000 aggregate principal amount of the April 2019 Euro Notes, (ii) U.S.$500,000,000 aggregate principal amount of 9.50% Senior Secured Notes due 2018 issued by CEMEX, S.A.B. de C.V. on September 17, 2012, (iii) U.S.$1,500,000,000 aggregate principal amount of the October 2022 U.S. Dollar Notes, (iv) U.S.$600,000,000 aggregate principal amount of the March 2019 U.S. Dollar Notes, (v) U.S.$1,000,000,000 aggregate principal amount of 6.500% Senior Secured Notes due 2019 issued by CEMEX, S.A.B. de C.V. on August 12, 2013, (vi) U.S.$1,000,000,000 aggregate principal amount of 7.250% Senior Secured Notes due 2021 and U.S.$500,000,000 aggregate principal amount of the October 2018 Floating Rate U.S. Dollar Notes, (vii) U.S.$1,000,000,000 aggregate principal amount of 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024 and €400,000,000 aggregate principal amount of 5.250% Euro-Denominated Senior Secured Notes due 2021 issued by CEMEX Finance LLC on April 1, 2014, (viii) U.S.$1,100,000,000 aggregate principal amount of 5.700% U.S. Dollar-Denominated Senior Secured Notes due 2025, and €400,000,000 aggregate principal amount of 4.750% Euro-Denominated Senior Secured Notes due 2022 issued by CEMEX, S.A.B. de C.V. on September 11, 2014, (ix) U.S.$750,000,000 aggregate principal amount of 6.125% U.S. Dollar-Denominated Senior Secured Notes due 2025 issued by CEMEX, S.A.B. de C.V. on March 3, 2015 and (x) €550,000,000 aggregate principal amount of 4.375% Euro-Denominated Senior Secured Notes due 2023 issued by CEMEX, S.A.B. de C.V. on March 3, 2015 (all together, the “Senior Secured Notes”).

As of December 31, 2015, the Collateral and all proceeds of such Collateral secured (i) Ps225,313 million (U.S.$13,076 million) (principal amount Ps227,313 million (U.S.$13,192 million) aggregate principal amount of debt under the Credit Agreement, the Senior Secured Notes and other financing arrangements and (ii) Ps10,275 million (U.S.$596 million aggregate principal amount of Perpetual Debentures, which includes debt of ours held by us). These subsidiaries collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred which is continuing under the Credit Agreement, the Collateral will be released automatically if we meet specified debt reduction and financial covenant targets.

We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

As of December 31, 2015, our total debt plus other financial obligations were Ps268,198 million (U.S.$15,566 million) (principal amount Ps271,611 million (U.S.$15,764 million)), which does not include approximately Ps7,581 million (U.S.$440 million), which represents the nominal amount of Perpetual Debentures, but which does include our debt subject to the Credit Agreement, which was approximately Ps52,763 million (U.S.$3,062 million) (principal amount Ps53,224 million (U.S.$3,089 million)). Of such total debt plus other financial obligations amount, approximately Ps15,805 million (U.S.$917 million) (principal amount Ps15,866 million (U.S.$921 million)) matures during 2016; Ps9,156 million (U.S.$531 million) (principal amount Ps9,156 million (U.S.$531 million)) matures during 2017; Ps42,623 million (U.S.$2,474 million) (principal amount Ps43,726 million (U.S.$2,538 million)) matures during 2018; Ps56,509 million (U.S.$3,280 million) (principal amount Ps57,008 million (U.S.$3,309 million)) matures during 2019; Ps25,306 million (U.S.$1,469 million) (principal amount Ps25,988 million (U.S.$1,508 million)) matures during 2020; and Ps118,799 million (U.S.$6,895 million) (principal amount Ps119,867 million (U.S.$6,957 million)) matures after 2020.

If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business, financial condition and results of operation.

As a result of the restrictions under the Credit Agreement, the indentures that govern our Senior Secured Notes and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to complete asset sales on terms that we find economically attractive or at all. Volatility in the credit and capital markets could significantly affect us due to its effect on the availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. If we are unable to complete asset sales and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness.

In addition, our levels of debt, contractual restrictions, and our need to deleverage may limit our planning flexibility and our ability to react to changes in our business and the industry, and may place us at a competitive disadvantage compared to competitors who may have lower leverage ratios and fewer contractual restrictions. There can also be no assurance that, because of our high leverage ratio and contractual restrictions, we will be able to maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions.

We may not be able to generate sufficient cash to service all of our indebtedness or satisfy our short-term liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness and our short-term liquidity needs, which may not be successful.

Historically, we have addressed our liquidity needs, including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures, with operating cash flow, borrowings under credit facilities and receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of December 31, 2015, we had U.S.$609 million funded under our securitization programs in Mexico, the United States, France and the United Kingdom. We cannot assure you that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V.’s common stock, CPOs and American Depositary Shares (“ADSs”). If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness. Although we have been able to raise debt, equity and equity-linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

The Credit Agreement restricts us from incurring additional debt, subject to several exceptions. The Credit Agreement requires proceeds from asset disposals, issuances of equity and incurrences of debt to be applied to the prepayment of the indebtedness under the Credit Agreement, unless the proceeds are used to reinvest in our business and/or refinance existing indebtedness for proceeds from asset disposals and issuances of equity, and for cash replenishment or to refinance existing indebtedness for the prepayment of the indebtedness on the terms set forth in the Credit Agreement.

We have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our business and financial condition.

If the global economic environment deteriorates and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness.

The indentures governing the Senior Secured Notes and the terms of our other indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and may impede our ability to refinance our debt and the debt of our subsidiaries.

As of December 31, 2015, there were U.S.$8,406 million and €1,529 million aggregate principal amount of Senior Secured Notes outstanding under the indentures governing such notes, excluding those held by us. The indentures governing the Senior Secured Notes and the other instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

These restrictions could limit our ability to seize attractive growth opportunities for our businesses that are currently unforeseeable, particularly if we are unable to incur financing or make investments to take advantage of these opportunities.

These restrictions may significantly impede our ability to develop and implement refinancing plans in respect of our debt.

Most of the covenants are subject to a number of important exceptions and qualifications. The breach of any of these covenants could result in a default under the indentures governing the Senior Secured Notes, as well as certain other existing debt obligations, as a result of the cross-default provisions contained in the instruments governing such debt obligations. In the event of a default under any of the indentures governing the Senior Secured Notes, holders of the Senior Secured Notes could seek to declare all amounts outstanding under such Senior Secured Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under the Senior Secured Notes, or certain other existing debt obligations were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full such accelerated indebtedness or our other indebtedness.

Furthermore, upon the occurrence of any event of default under the Credit Agreement, the indentures governing our Senior Secured Notes or other credit facilities or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we cannot assure you that our assets would be sufficient to repay in full those amounts or to satisfy our other liabilities.

In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on sub-investment grade entities.

CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.

Aside from operating certain assets in Mexico, CEMEX, S.A.B. de C.V. is a holding company that owns the stock of its direct and indirect subsidiaries and has holdings of cash and marketable securities. In general, CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on the continued transfer to it of dividends and other income and funds from its wholly-owned and non-wholly-owned subsidiaries. Even though our debt agreements and instruments restrict us from entering into any agreement or arrangement that limits the ability of any subsidiary of CEMEX, S.A.B. de C.V. to declare or pay dividends or repay or capitalize intercompany indebtedness, the ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends and make other transfers to it is limited by various regulatory, contractual and legal constraints. The Credit Agreement restricts CEMEX, S.A.B. de C.V.’s ability to declare or pay cash dividends. In addition, the indentures governing the Senior Secured Notes also limit CEMEX, S.A.B. de C.V.’s ability to pay dividends.

The ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends, and make loans and other transfers to it is generally subject to various regulatory, legal and economic limitations. Depending on the jurisdiction of organization of the relevant subsidiary, such limitations may include solvency and legal reserve requirements, dividend payment restrictions based on interim financial results or minimum net worth and withholding taxes on loan interest payments. For example, our subsidiaries in Mexico are subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are or have been approved by its stockholders. In addition, such payment can be approved by a subsidiary’s stockholders only after the creation of a required legal reserve (equal to one fifth of the relevant company’s capital) and compensation or absorption of losses, if any, incurred by such subsidiary in previous fiscal years.

CEMEX, S.A.B. de C.V. may also be subject to exchange controls on remittances by its subsidiaries from time to time in a number of jurisdictions. In addition, CEMEX, S.A.B. de C.V.’s ability to receive funds from these subsidiaries may be restricted by covenants in the debt instruments and other contractual obligations of those entities.

CEMEX, S.A.B. de C.V. currently does not expect that existing regulatory, legal and economic restrictions on its subsidiaries’ ability to pay dividends and make loans and other transfers to it will negatively affect its ability to meet its cash obligations. However, the jurisdictions of organization of CEMEX, S.A.B. de C.V.’s subsidiaries may impose additional and more restrictive regulatory, legal and/or economic limitations. In addition, CEMEX, S.A.B. de C.V.’s subsidiaries may not be able to generate sufficient income to pay dividends or make loans or other transfers to it in the future. Any material additional future limitations on our subsidiaries could adversely affect CEMEX, S.A.B. de C.V.’s ability to service our debt and meet its other cash obligations.

We are subject to restrictions due to non-controlling interests in our consolidated subsidiaries.

We conduct our business through subsidiaries. In some cases, third-party shareholders hold non-controlling interests in these subsidiaries, such as is the case of CEMEX Latam. Various disadvantages may result from the participation of non-controlling shareholders whose interests may not always be aligned with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

We have to service our debt and other financial obligations denominated in Dollars with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our debt and other financial obligations denominated in Dollars. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies.

A substantial portion of our total debt plus other financial obligations is denominated in Dollars. As of December 31, 2015, our debt plus other financial obligations denominated in Dollars represented approximately 82% of our total debt plus other financial obligations, which does not include approximately U.S.$371 million of Dollar-denominated Perpetual Debentures. Our Dollar-denominated debt must be serviced with funds generated by CEMEX S.A.B. de C.V.’s subsidiaries. Although we have substantial operations in the U.S., we continue to rely on our non-U.S. assets to generate revenues to service our Dollar-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos, Euros or other currencies to service our Dollar-denominated obligations. See “Qualitative and Quantitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation or depreciation in the value of the Mexican Peso, Euro, British Pound, Colombian Peso or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our Dollar-denominated debt. In 2015, Mexico, the United Kingdom, Germany, France, the Rest of Northern Europe region, Spain, Egypt, the Rest of the Mediterranean region and Colombia, which are our main non-Dollar-denominated operations, together generated approximately 55% of our total net sales in Mexican Peso terms (approximately 20%, 8%, 3%, 5%, 4%, 3%, 3%, 4% and 5%, respectively) before eliminations resulting from consolidation. In 2015, approximately 26% of our net sales in Mexican Peso terms were generated in the United States. During 2015, the Mexican Peso depreciated approximately 14% against the Dollar, the Euro depreciated approximately 10% against the Dollar and the British Pound depreciated approximately 5% against the Dollar. If we enter into currency hedges in the future, these may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Mexican Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. The Credit Agreement and other debt instruments significantly restrict our ability to enter into derivative transactions. For a description of these restrictions, see “Risk Factors—Our use of derivative financial instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.”

In addition, as of December 31, 2015, our Euro-denominated total debt plus other financial obligations represented approximately 16% of our total debt plus other financial obligations, which does not include the approximately €64 million aggregate principal amount of Euro-denominated Perpetual Debentures.

Our use of derivative financial instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial risks. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction. The Credit Agreement and other debt instruments significantly restrict our ability to enter into derivative transactions.

As of December 31, 2015, our derivative financial instruments consisted of equity forward contracts on third-party shares (that were settled on January 2016 (see note 26 to our 2015 audited consolidated financial statements)), equity derivatives on shares of CEMEX, S.A.B. de C.V. (including the capped call transactions in connection with the March 2018 Optional Convertible Subordinated U.S. Dollar Notes (as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Derivative Financial Instruments”)), forward exchange forward contracts and interest rate derivatives related to energy projects, which had an impact on our other financial income (expense), net. The fair value changes of our derivative financial instruments are reflected in our statement of operations, which could introduce volatility in our controlling interest net loss and our related ratios. For the years ended December 31, 2014 and 2015, the recognition of changes in the fair value of derivative financial instruments during the applicable period represented net losses of approximately Ps679 million (U.S.$46 million) and approximately Ps2,981 million (U.S.$173 million), respectively.

CEMEX has significantly decreased its use of derivatives instruments related to debt, both currency and interest rate derivatives, thereby reducing the risk of cash margin calls. See notes 2F, 16B, 16D and 16E to our 2015 audited consolidated financial statements included in the March 1 6-K. However, with respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that do not require a substantial amount of cash to cover such margin calls. If we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls in which the cash required to cover margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs. In addition, as with any derivative position, CEMEX assumes the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. See notes 2F, 16B, 16D and 16E to our 2015 audited consolidated financial statements included in the March 1 6-K.

We are subject to the laws and regulations of the countries where we operate and any material changes in such laws and regulations and/or any significant delays in our assessing the impact and/or adapting to such changes may have an adverse effect on our business, financial condition and results of operations.

Our operations are subject to the laws and regulations of the countries where we operate and such laws and regulations, and/or governmental interpretations of such laws and regulations, may change. Any such change may have a material adverse effect on our business, financial condition and results of operations. Furthermore, changes in laws and regulations and/or governmental interpretations of such laws and regulations in the countries where we operate may require us to devote a significant amount of time and resources to assess and, if required, to adjust our operations to any such changes, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any significant delays in assessing the impact and/or, if required, in adapting to changes in laws and regulations and/or governmental interpretations of such laws and regulations may also have a material adverse effect on our business, financial condition and results of operations.

We may fail to obtain or renew or may experience material delays in obtaining requisite governmental approvals, licenses and permits for the conduct of our business.

We require various approvals, licenses, permits and certificates in the conduct of our business. We cannot assure you that we will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits and certificates required in the conduct of our business, or that we will continue to satisfy the conditions to which such approvals, licenses, permits and certificates are granted. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals. If previously obtained approvals, licenses, permits and certificates are revoked and/or if we fail to obtain and/or maintain the necessary approvals, licenses, permits and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend the operation of one or more of our production facilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to secure certain materials required to run our business.

We increasingly use in our business certain by-products of industrial processes produced by third parties, such as fly-ash, slag and synthetic gypsum. While we are not dependent on our suppliers and while we try to secure the supply of the required materials through long-term renewable contracts and framework agreements, which ensure better management of supplies, short-term contracts are however entered into in certain countries where we operate. Should existing suppliers cease operations or reduce or eliminate production of these by-products, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, scarcity of natural resources (such as water and aggregates reserves) in some of the countries where we operate could have a material adverse effect on our costs and results of operations.

We may not be able to realize the expected benefits from acquisitions, some of which may have a material impact on our business, financial condition and results of operations.

Even though we have not made any major acquisitions in recent years, our ability to realize the expected benefits from acquisitions depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner. These efforts may not be successful. Although we are currently seeking to dispose assets to reduce our overall leverage, the Credit Agreement and other debt instruments restrict our ability to acquire assets, and we may in the future acquire new operations and integrate such operations into our existing operations, and some of such acquisitions may have a material impact on our business, financial condition and results of operations. We cannot assure you that we will be successful in identifying or acquiring suitable assets in the future. If we fail to achieve the anticipated cost savings from any acquisitions, our business, financial condition and results of operations could be materially and adversely affected.

High energy and fuel costs may have a material adverse effect on our operating results.

Our operations consume significant amounts of power and fuel. Power and fuel prices generally reflect certain volatility, particularly in times of political turbulence in Iran, Iraq, Egypt and other countries in South America, the Middle East and Africa. Even though energy and fuel prices have recently decreased, we cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase to levels that existed prior to the recent significant decreases in the price of oil and other fuels.

In addition, if our efforts to increase our use of alternative fuels are unsuccessful, we would be required to use traditional fuels, which would increase our energy and fuel costs and could have a material adverse effect on our business, financial condition and results of operations.

The introduction of substitutes for cement, concrete or aggregates into the market and the development of new construction techniques could have a material adverse effect on our business, financial condition and results of operations.

Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction as a substitute for cement, concrete or aggregates. In addition, other construction techniques, such as the use of dry wall, could decrease the demand for cement, concrete and/or aggregates. Further, research aimed at developing new construction techniques and modern materials may introduce new products in the future that reduce the demand for cement, concrete and/or aggregates. The use of substitutes for cement, concrete or aggregates could cause a significant reduction in the demand and prices for our products.

We operate in highly competitive markets and if we do not compete effectively, our results of operations will be harmed.

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, as well as new market entrants and increasing imports. Companies in these markets compete based on a variety of factors, often employing aggressive pricing strategies to gain market share. For example, CEMEX Colombia, S.A.’s (“CEMEX Colombia”) results of operations have been negatively affected in the past by the pricing strategies of its competitors. Our ability to increase our net sales depends, in part, on our ability to compete effectively and maintain or increase our market share. We compete with different types of companies and based on different factors in each market. For example, in the relatively consolidated cement and ready-mix concrete industries, we generally compete based on quality and value proposition. In the more fragmented market for aggregates, we generally compete based on capacity and price. In certain areas of the markets in which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater manufacturing and distribution channels and other resources than we do. In addition, if our competitors were to combine, they may be able to compete more effectively with us and they may dispose of assets, which could lead to new market entrants that increase competition in our markets. For example, Lafarge and Holcim Ltd. (“Holcim”) finalized their merger in 2015, and Ireland’s CRH plc (“CRH”) acquired the vast majority of the assets disposed pursuant to the requirements of regulators. Another case is Heidelberg’s acquisition of Italcementi expected to be completed during 2016.

If we are not able to compete effectively, we may lose market share, our net sales could decline or grow at a slower rate and our business and results of operations would be harmed.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, and if market or industry conditions deteriorate further, additional impairment charges may be recognized.

Our audited consolidated financial statements included in the March 1 6-K, have been prepared in accordance with IFRS as issued by the International Accounting Standard Board, or IASB, under which goodwill is not amortized and is tested for impairment when impairment indicators exist or at least once a year during the fourth quarter of each year, by determining the recoverable amount of the groups of cash-generating units to which goodwill balances has been allocated, which consists of the higher of such groups of cash-generating units fair value, less cost to sell, and their corresponding value in use, represented by the discounted amount of estimated future cash flows expected to be generated by such groups of cash-generating units to which goodwill has been allocated. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the groups of cash-generating units to which goodwill has been allocated within other expenses, net. We determine the discounted amount of estimated future cash flows over periods of 5 years. In specific circumstances, when, according to our experience, actual results for a given cash-generating unit do not fairly reflect historical performance and most external economic variables provide us with confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to 10 years, to the point in which future expected average performance resembles the historical average performance and to the extent we have detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. If the value in use of a group of cash-generating units to which goodwill has been allocated is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of operating EBITDA and/or by reference to other market transactions, among others. Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of our products, trends in operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied, among others. We use specific pre-tax discount rates for each group of cash-generating units to which goodwill is allocated, which are applied to pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rates in perpetuity applied. Likewise, the amounts of discounted future cash flows are significantly sensitive to the weight average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of cash-generating units obtained. Conversely, the higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of cash-generating units obtained. During the last quarter of 2013, 2014 and 2015, we performed our annual goodwill impairment test. Based on these analyses, in 2013, 2014 and 2015 we did not determine impairment losses of goodwill. See note 15C to our 2015 audited consolidated financial statements included in the March 1 6-K.

Considering the important role that economic factors play in testing goodwill for impairment, we cannot assure that an eventual downturn in the economies where we operate will not necessitate further impairment tests and a possible downward readjustment of our goodwill for impairment under IFRS. Such an impairment test could result in impairment charges which could be material to our financial statements.

We are subject to litigation proceedings, including antitrust proceedings that could harm our business if an unfavorable ruling were to occur.

From time to time, we are and may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, “Regulatory Matters and Legal Proceedings,” we are currently subject to a number of significant legal proceedings, including, but not limited to, those relating to tax matters in Mexico, as well as antitrust investigations in countries in which we operate. In addition, our main operating subsidiary in Egypt, ACC, is involved in certain Egyptian legal proceedings relating to the acquisition of ACC. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur.

Our operations are subject to environmental laws and regulations.

Our operations are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including fines and other sanctions, the payment of compensation to third parties, remediation costs and damage to reputation. Moreover, the enactment of stricter laws and regulations, stricter interpretation of existing laws or regulations, or new enforcement initiatives, may impose new risks or costs on us or result in the need for additional investments in pollution control equipment, which could result in a material decline in our profitability.

In late 2010, the U.S. Environmental Protection Agency (“EPA”) issued the final Portland Cement National Emission Standard (“Portland Cement NESHAP”) for Hazardous Air Pollutants under the federal Clean Air Act (“CAA”). This rule required Portland cement plants to limit mercury emissions, total hydrocarbons, hydrochloric acid and particulate matter by September 2013. The rule was challenged in federal court, and in December 2011, the D.C. Circuit Court of Appeals remanded the Portland Cement NESHAP to EPA and directed the agency to recompute the standards. In February 2013, EPA issued a revised final Portland Cement NESHAP rule that relaxed emissions limits for particulate matter and moved the compliance deadline to September 2015. In April 2013, environmental groups again challenged the revised Portland Cement NESHAP rule in federal court. In April 2014, the D.C. Circuit issued a ruling upholding both the revised particulate matter emission limits and the September 2015 compliance deadline. As of the September 2015 compliance deadline, we required additional time and requested an additional 12 months to demonstrate compliance. NESHAP compliance related work continues in 2016 in several of our plants. Compliance could require us to utilize significant resources that could have a material adverse impact on our results of operations, liquidity and financial condition; however, we expect that such impact would be consistent with the impact on the cement industry as a whole.

In February 2013, EPA issued revised final emissions standards under the CAA for commercial and industrial solid waste incinerators (“CISWI”). Under the CISWI rule, if a material being used in a cement kiln as an alternative fuel is classified as a solid waste, the plant must comply with CISWI standards. The CISWI rule covers nine pollutants, and imposes more stringent emissions limits on certain pollutants that also are regulated under the Portland Cement NESHAP. The CISWI rule has been challenged by both industrial and environmental groups in federal court. We are unable to predict whether these challenges will ultimately result in the rule being remanded to EPA, or whether such a remand would result in more or less stringent CISWI standards. If the CISWI rule takes effect in its current form, and if kilns at or CEMEX plants are determined to be CISWI kilns due to the use of certain alternative fuels, the emissions standards imposed by the CISWI rule could have a material impact on our business operations.

Under certain environmental laws and regulations, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including properties currently or formerly owned or operated by CEMEX, as well as facilities to which we sent hazardous substances or wastes for treatment, storage or disposal. Such laws and regulations may apply without regard to causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities (or ongoing operational or construction activities) may lead to hazardous substance releases or discoveries of historical contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. While compliance with these laws and regulations has not materially adversely affected our operations in the past, we cannot assure you that these requirements will not change and that compliance will not adversely affect our operations in the future. Furthermore, we cannot assure you that existing or future circumstances or developments with respect to contamination will not require us to make significant remediation or restoration expenditures.

The cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide (“CO2”) as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional, European Union and international laws and regulations requiring reductions in emissions of greenhouse gases (“GHGs”) can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, decreased profits or losses arising from decreased demand for our goods and higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. To the extent that financial markets view climate change and GHG emissions as a financial risk, this could have a material adverse effect on our cost of and access to capital. Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional, European Union and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States and in other countries. For more information on the laws and regulations addressing climate change that we are, or could become, subject to, and the impacts to our operations arising therefrom, see “Regulatory Matters and Legal Proceedings—Environmental Matters.”

Cement production raises a number of health and safety issues. As is the case with other companies in our industry, some of our aggregate products contain varying amounts of crystalline silica, a common mineral. Also, some of our construction and material processing operations release, as dust, crystalline silica that is in the materials being handled. Excessive, prolonged inhalation of very small-sized particles of crystalline silica has allegedly been associated with respiratory disease (including silicosis). As part of our annual due diligence, we work with our stakeholders to verify that certain health and safety protocols are in place as regards the management of silica and its health effects. Nonetheless, under various laws we may be subject to future claims related to exposure to these or other substances.

Other health and safety issues related to our business include: burns arising from contact with hot cement kiln dust or dust on preheater systems; air borne hazards related to our aggregates mining activities; noise, including from chutes and hoppers, milling plants, exhaust fans and blowers; the potential for dioxin formation if chlorine-containing alternative fuels are introduced into kilns; plant cleaning and maintenance activities involving working at height or in confined or other awkward locations, and the storage and handling of coal, pet coke and certain alternative fuels, which, in their finely ground state, can pose a risk of fire or explosion; and health hazards associated with operating ready-mix concrete trucks. While we actively seek to minimize the risk posed by these issues, personal injury claims may be made, and substantial damages awarded, against us. We may also be required to change our operational practices, involving material capital expenditure.

As part of our insurance-risk governance approach, from time to time we evaluate the need to address the financial consequences of environmental laws and regulations through the purchase of insurance. As a result we do arrange certain types of environmental impairment insurance policies for both site-specific, as well as multi-site locations. We also organize non-specific environmental impairment insurance as part of the provision of a broader corporate insurance strategy. These latter insurance policies are designed to offer some assistance to our financial flexibility to the extent that the specifics of an environmental incident could give rise to a financial liability. However, we cannot assure you that a given environmental incident will be covered by the environmental insurance we have in place, or that the amount of such insurance will be sufficient to offset the liability arising from the incident.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially affect our business, financial condition and results of operations.

As of December 31, 2015, we had operations in Mexico, the United States, the United Kingdom, Germany, France, Rest of Northern Europe, Egypt, Spain, Rest of the Mediterranean, Colombia and Rest of SAC, the Philippines and Rest of Asia.

For a geographic breakdown of our net sales for the year ended December 31, 2015, see “Information on the Company—Geographic Breakdown of Net Sales for the Year Ended December 31, 2015.”

Our operations in the SAC region are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, on August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, S.A.C.A. “CEMEX Venezuela”), following the issuance on May 27, 2008 of governmental decrees confirming the expropriation of all of CEMEX Venezuela’s assets, shares and business.

Our operations in Egypt, the UAE and Israel have experienced instability as a result of, among other things, civil unrest, extremism and the deterioration of general diplomatic relations in the region. We cannot assure you that political turbulence in Egypt, Libya and other countries in Africa and the Middle East will abate in the near future or that neighboring countries will not be drawn into conflicts or experience instability. In addition, our operations in Egypt are subject to political risks, such as confiscation, expropriation and/or nationalization. See “Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement.”

In January 2011, protests and demonstrations demanding a regime change began taking place across Egypt, which resulted in former President Hosni Mubarak resigning from his post on February 11, 2011. Subsequently, Mr. Mubarak transferred government powers to the Egyptian Army. The Supreme Council of the Armed Forces of Egypt dissolved the Egyptian parliament, suspended the nation’s constitution, and formed a committee to recommend constitutional changes to facilitate a political transition through democratic elections. Following some delays, elections for a new parliament took place between November 2011 and January 2012. Elections held in May and June of 2012 witnessed the victory of Mohamed Morsi as the fifth president of Egypt. Despite a return to civilian rule, demonstrations and protests continued to take place across Egypt following Mr. Morsi’s election, culminating in large-scale anti-Morsi protests in June 2013. On July 3, 2013, the Egyptian military, led by General Abdel Fattah el-Sisi removed Mr. Morsi from office and suspended the Egyptian constitution. The Egyptian military then appointed Chief Justice Adly Mansour as the interim president of Egypt, and charged him with forming a transitional technocratic government. In May 2014 presidential elections took place having elected General Abdel Fattah el-Sisi. In November and December 2015, parliamentary elections to the House of Representatives took place. Although CEMEX’s operations in Egypt have not been immune from disruptions resulting from the turbulence in Egypt, CEMEX continues with its cement production, dispatch and sales activities as of the date of this 6-K. Risks to CEMEX’s operations in Egypt include a potential reduction in overall economic activity in Egypt and exchange rate volatility, which could have a material adverse effect on our operations in Egypt.

In recent years, concerns over global economic conditions, energy costs, geopolitical issues, political uncertainty, the availability and cost of credit and the international financial markets have contributed to economic uncertainty and reduced expectations for the global economy. In addition, military activities in Ukraine and on its borders, including Russia effectively taking control of Crimea (followed by Crimea’s independence vote and absorption by Russia) have combined with Ukraine’s very weak economic conditions to create great uncertainty in Ukraine and the global markets. In response to the annexation of the Crimean region of Ukraine by Russia, other nations, including the U.S., have imposed, and may continue imposing further, economic sanctions on Russia and Ukraine. Presently, concerns related to ongoing unrest in Ukraine have prompted calls for increasing levels of economic sanctions against Russia and Ukraine. Resolution of Ukraine’s political and economic conditions may not occur for some time, and the situation could deteriorate into increased violence and/or economic collapse. While not directly impacting territories where we had operations as of December 31, 2015, this dispute could negatively affect the economies of the countries in which we operate, including through its impact on the surrounding region, the global economy and the impact it might have on the access to Russian energy supplies by the countries in which we operate. Further, potential responses by Russia to those sanctions could adversely affect European economic conditions, which could have a material adverse effect on our operations in Europe. Meanwhile, the continued political unrest in Venezuela, the continued hostilities in the Middle East and the occurrence or threat of terrorist attacks also could adversely affect the global economy.

There have been terrorist attacks and ongoing threats of future terrorist attacks in countries in which we maintain operations. We cannot assure you that there will not be other attacks or threats that will lead to an economic contraction or erection of material barriers to trade in any of our markets. An economic contraction in any of our major markets could affect domestic demand for cement and could have a material adverse effect on our operations.

Our operations can be affected by adverse weather conditions.

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. Winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall can adversely affect our operations during these periods as well. Such adverse weather conditions can adversely affect our business, financial condition and results of operations if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods.

We will be adversely affected by any significant or prolonged disruption to our production facilities.

Any prolonged and/or significant disruption to our production facilities, whether due to repair, maintenance or servicing, industrial accidents, unavailability of raw materials such as energy, mechanical equipment failure, human error or otherwise, will disrupt and adversely affect our operations. Additionally, any major or sustained disruptions in the supply of utilities such as water or electricity or any fire, flood or other natural calamities or communal unrest or acts of terrorism may disrupt our operations or damage our production facilities or inventories and could adversely affect our business, financial condition and results of operations.

We typically shut down our facilities to undertake maintenance and repair work at scheduled intervals. Although we schedule shut downs such that not all of our facilities are shut down at the same time, the unexpected shut down of any facility may nevertheless affect our business, financial condition and results of operations from one period to another.

We are dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers; face certain risks, including cyber security risks.

We rely on a variety of information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as of a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on outage time. Our systems, as well as those provided by our third-party service providers, may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyber-attacks. Although we take actions to secure our systems and electronic information, these measures may not be sufficient. As of December 31, 2015, our third-party service providers have not informed us of any event that has damaged, disrupted or resulted in an intrusion of our systems. Any significant information leakages or theft of information could affect our compliance with data privacy laws and damage our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operations. As of December 31, 2015, our insurance does not cover any risk associated with any cyber security risks. In addition, any significant disruption to our systems could adversely affect our business, financial condition and results of operations. However, we have an operational risk management process that is implemented throughout all our critical information technology services, a process to monitor incidents that may cause a business disruption and/or have a serious impact on our operations. A disaster recovery plan is in place to ensure the ability of the core business applications to operate on an ongoing basis and limit losses in the event of any business disruption.

Activities in our business can be hazardous and can cause injury to people or damage to property in certain circumstances.

Our production facilities require individuals to work with chemicals, equipment and other materials that have the potential to cause harm and injury, or fatalities, when used without due care. An accident or injury that occurs at our facilities could result in disruptions to our business and have legal and regulatory consequences and we may be required to compensate such individuals or incur other costs and liabilities, any and all of which could adversely affect our reputation, business, financial condition, results of operations and prospects.

Labor activism and unrest, or failure to maintain satisfactory labor relations, could adversely affect our results of operations.

Labor activism and unrest may adversely affect our operations and thereby adversely affect our business, financial condition, results of operations and prospects. Although our operations have not been affected by any significant labor dispute in the past, we cannot assure you that we will not experience labor unrest, activism, disputes or actions in the future, some of which may be significant and could adversely affect our business, financial condition, results of operations and prospects.

Increases in liabilities related to our pension plans could adversely affect our results of operations.

We have obligations under defined benefit pension plans in certain countries in which we operate, mainly in North America and Northern Europe. Our funding obligations depend upon future asset performance, the level of interest rates used to measure future liabilities, benefit plan changes, government regulations and other factors. Due to the large number of variables that determine pension liabilities and funding requirements, which are difficult to predict, our net projected liability of approximately U.S.$1,060 million as of December 31, 2015, and the future cash funding requirements for our defined benefit pension plans and other postemployment benefit plans could be significantly higher than the amounts estimated as of December 31, 2015. If so, these funding requirements, as well as our possible inability to be able to properly fund such pension plans if we are unable to deliver the cash or equivalent funding requirements, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our insurance coverage may not cover all the risks to which we may be exposed.

We face the risks of loss and damage to our products, property and machinery due to fire, theft and natural disasters such as floods. Such events may cause a disruption to or cessation of our operations. While we believe that we have adequate and sufficient coverage, in line with industry practices, in some instances our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. In addition, our insurance coverage may not cover all the risks to which we may be exposed. If our losses exceed our insurance coverage, or if we are not covered by the insurance policies we have taken up, we may be liable to cover any shortfall or losses. Our insurance premiums may also increase substantially because of such claims. In such circumstances, our financial results may be adversely affected.

Our success depends on key members of our management.

Our success depends largely on the efforts and strategic vision of our executive management team. The loss of the services of some or all of our executive management could have a material adverse effect on our business, financial condition and results of operations.

The execution of our business plan also depends on our ongoing ability to attract and retain additional qualified employees. For a variety of reasons, particularly with respect to the competitive environment and the availability of skilled labor, we may not be successful in attracting and retaining the personnel we require. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to successfully operate our business or capitalize on growth opportunities and, as a result, our business, financial condition and results of operations could be adversely affected.

Certain tax matters may have an adverse effect on our cash flow, financial condition and net income.

We are subject to certain tax matters, mainly in Mexico, Colombia and Spain, that may have an adverse effect on our cash flow, financial condition and net income. See notes 2M and 19 to our 2015 audited consolidated financial statements included in the March 1 6-K and “Regulatory Matters and Legal Proceedings—Tax Matters—Mexico,” “Regulatory Matters and Legal Proceedings—Tax Matters—Colombia,” and “Regulatory Matters and Legal Proceedings—Tax Matters—Spain” for a description of the legal proceedings regarding these Mexican, Colombian and Spanish tax matters

It may be difficult to enforce civil liabilities against us or our directors, executive officers and controlling persons.

We are a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Substantially all of our directors and officers and the majority of the members of our senior management reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our General Counsel, Lic. Ramiro Gerardo Villarreal Morales, that there is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

The protections afforded to non-controlling shareholders in Mexico are different from those in the United States and may be more difficult to enforce.

Under Mexican law, the protections afforded to non-controlling shareholders are different from those in the United States. In particular, the legal framework and case law pertaining to disputes between shareholders and us, our directors, our officers or our controlling shareholders, if any, are less developed under Mexican law than under U.S. law. Mexican law generally only permits shareholder derivative suits (i.e., suits for our benefit as opposed to the direct benefit of our shareholders) and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits, which differ from those you may be familiar with under U.S. and other laws. There is also a substantially less active plaintiffs’ bar dedicated to the enforcement of shareholders’ rights in Mexico than in the United States. As a result, in practice it may be more difficult for our non-controlling shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

MEXICAN PESO EXCHANGE RATES

Mexico has had no exchange control system in place since the dual exchange control system was abolished in November 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the Mexican Peso has been subject to substantial fluctuations in value. The Mexican Peso depreciated against the Dollar by approximately 11.5% in 2011, appreciated against the Dollar by approximately 9% in 2012, depreciated against the Dollar by approximately 2% in 2013 and 11% in 2014, respectively, and depreciated against the Dollar by approximately 14% in 2015. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. The CEMEX accounting rate represents the average of three different exchange rates that are provided to us by Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Mexican Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Mexican Pesos, expressed in Mexican Pesos per U.S.$1.00.

	CEMEX Accounting Rate				Noon Buying Rate
Year Ended December 31,	End of the period	Average(1)	High	Low	End of the period	Average(1)	High	Low
2011	13.96	12.45	14.21	11.50	13.95	12.43	14.25	11.51
2012	12.85	13.16	14.37	12.56	12.96	13.15	14.37	12.63
2013	13.05	12.85	13.39	11.98	13.10	12.76	13.43	11.98
2014	14.74	13.32	14.78	12.84	14.75	13.31	14.79	12.85
2015	17.23	15.98	17.23	14.95	17.20	15.87	17.36	14.56

Monthly (2015)
September	16.91				16.90		17.01	16.56
October	16.51				16.53		16.89	16.38
November	16.58				16.60		16.85	16.37
December	17.23				17.20		17.36	16.53

Monthly (2016)
January	18.11				18.21		18.59	17.36
February	18.15				18.07		19.19	18.02

(1)	The average of the CEMEX accounting rate or the noon buying rate for Mexican Pesos, as applicable, on the last day of each full month during the relevant period.

Between January 1, 2016 and March 4, 2016, the Mexican Peso depreciated by approximately 3% against the Dollar, based on the noon buying rate for Mexican Pesos.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below as of December 31, 2014 and 2015 and for each of the three years ended December 31, 2013, 2014 and 2015 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our 2015 audited consolidated financial statements included in the March 1 6-K. Our audited consolidated financial statements prepared under International Financial Reporting Standards, or IFRS, for the year ended December 31, 2015, remain subject to the approval of our shareholders at the Ordinary General Shareholders’ Meeting to be held on March 31, 2016. See “Recent Developments—Recent Developments Relating to our Shareholders—CEMEX, S.A.B. de C.V. to hold its Ordinary and Extraordinary General Shareholders’ Meetings on March 31, 2016.”

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the years ended December 31, 2013, 2014 and 2015 may not be comparable to that of prior periods.

Our audited consolidated financial statements included in the March 1 6-K have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the International Accounting Standards Board) to reconcile such financial statements to U.S. GAAP. Accordingly, since our adoption of IFRS, we no longer reconcile our financial information to U.S. GAAP.

Non-Mexican Peso amounts included in the financial statements are first translated into U.S. Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Mexican Peso amounts at the CEMEX accounting rate, described under “Mexican Peso Exchange Rates,” as of the relevant period or date, as applicable.

The Dollar amounts provided below, unless otherwise indicated elsewhere in this 6-K, are translations of Mexican Peso amounts at an exchange rate of Ps17.23 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2015. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Mexican Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Mexican Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Mexican Pesos on December 31, 2015 was Ps17.20 to U.S.$1.00. Between January 1, 2016 and March 4, 2016, the Mexican Peso depreciated by approximately 3% against the Dollar, based on the noon buying rate for Mexican Pesos.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	As of and For the Year Ended December 31,
	2011		2012		2013		2014		2015
	(in millions of Mexican Pesos, except ratios and share and per share amounts)
Statement of Operations Information:
Net sales	Ps	189,887	Ps	197,036	Ps	190,370	Ps	204,402	Ps	225,742
Cost of sales(1)		(136,181)		(138,706)		(130,686)		(138,456)		(150,369)
Gross profit		53,706		58,330		59,684		65,946		75,373
Administrative, selling and distribution expenses		(41,844)		(41,329)		(40,404)		(44,062)		(48,623)
Operating earnings before other expenses, net(2)		11,862		17,001		19,280		21,884		26,750
Other expense, net		(5,233)		(5,490)		(4,863)		(5,051)		(3,030)
Operating earnings(2)		6,629		11,511		14,417		16,833		23,720
Financial items(3)		(19,092)		(17,534)		(18,195)		(18,957)		(21,016)
Equity in income (loss) of associates		(334)		728		232		294		738
Earnings (loss) before income tax		(12,797)		(5,295)		(3,546)		(1,830)		3,442

	As of and For the Year Ended December 31,
	2011	2012	2013	2014	2015
Discontinued operations(4)	—	—	97	110	967
Non-controlling interest net income	21	662	1,223	1,103	932
Controlling interest net income (loss)	(24,953)	(12,000)	(10,834)	(6,783)	1,201
Basic earnings (loss) per share(5)(6)	(0.69)	(0.33)	(0.28)	(0.17)	0.03
Diluted earnings (loss) per share(5)(6)	(0.69)	(0.33)	(0.28)	(0.17)	0.03
Basic earnings (loss) per share of continuing operations (5)(6)	(0.69)	(0.33)	(0.29)	(0.17)	0.01
Diluted earnings (loss) per share of continuing operations (5)(6)	(0.69)	(0.33)	(0.29)	(0.17)	0.01
Number of shares outstanding(5)(7)(8)	31,410	32,808	34,270	37,370	40,403
Balance Sheet Information:
Cash and cash equivalents	16,128	12,478	15,176	12,589	15,280
Assets from operations held for sale(4)	—	—	—	—	3,446
Property, machinery and equipment, net	234,342	213,075	205,717	202,928	214,133
Total assets	541,655	478,797	496,130	514,961	542,264
Short-term debt including current maturities of long-term debt	4,673	596	3,959	14,507	218
Long-term debt	203,798	177,539	187,021	191,327	229,125
Liabilities from operations held for sale	—	—	—	—	673
Non-controlling interest and Perpetual Debentures(9)	16,602	14,488	14,939	17,068	20,289
Total controlling interest	155,104	141,139	133,379	131,103	143,479
Other Financial Information:
Net working capital(10)	23,690	19,667	20,754	20,757	16,781
Book value per share(5)(8)(11)	4.94	4.30	3.89	3.51	3.55
Operating margin before other expense, net	6.2%	8.6%	10.1%	10.7%	11.8%
Operating EBITDA(12)	29,710	34,506	33,447	36,051	42,126
Ratio of Operating EBITDA to interest expense(12)	1.8	1.9	1.7	1.7	2.1
Capital expenditures	8,540	10,465	8,409	9,486	12,467
Depreciation and amortization	17,848	17,505	14,167	14,167	15,376
Net cash flow provided by continued operating activities before interest, coupons on perpetual debentures and income taxes	23,942	30,222	26,400	35,941	43,956
Basic earnings (loss) per CPO of continuing operations(5)(6)	(2.07)	(0.99)	(0.87)	(0.51)	0.03
Basic earnings (loss) per CPO(5)(6)	(2.07)	(0.99)	(0.84)	(0.51)	0.09
Total debt plus other financial obligations	249,372	218,026	230,298	244,429	268,198

(1)	Cost of sales includes depreciation, amortization and depletion of assets involved in production, freight expenses of raw materials used in our producing plants, delivery expenses of our ready-mix concrete business and expenses related to storage in producing plants. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of the line item titled “Administrative and selling expenses,” and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of the line item titled “Distribution expenses.”
(2)	In the statements of operations, CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that is a relevant measure for CEMEX’s management as explained in note 4B to our 2015 audited consolidated financial statements included in the March 1 6-K. Under IFRS, while there are line items that are customarily included in the statement of operations, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of such statements of operations varies significantly by industry and company according to specific needs.

(3)	Financial items include financial expenses and our other financial (expense) income, net, which includes our financial income, results from financial instruments, net (derivatives and marketable securities), foreign exchange results and effects of net present value on assets and liabilities and others, net. See note 7 to our 2015 audited consolidated financial statements included in the March 1 6-K.
(4)	On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including its assets in Bosnia & Herzegovina, Montenegro and Serbia for approximately €231 million (U.S.$251 million or Ps4,322 million). We currently expect to finalize divestments in Croatia during the first half of 2016. On October 31, 2015, after the conditions precedent were satisfied, we completed the previously announced sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165.1 million (U.S.$179 million or Ps3,090 million), after final adjustments for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The balance sheet of CEMEX as of December 31, 2014 was not restated as a result of the sale of its operations in Austria and Hungary. See note 4A to our consolidated financial statements included in the March 1 6-K. The information related to our Statement of Operations for the years ended December 31, 2011 and 2012, has not been reclassified to present the financial results of those years of our operations in Austria and Hungary and Croatia, in a single line item as discontinued operations.
(5)	CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each of CEMEX, S.A.B. de C.V.’s CPOs represents two Series A shares and one Series B share. As of December 31, 2015, approximately 99.82% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each of CEMEX, S.A.B. de C.V.’s ADSs represents ten CPOs.
(6)	Loss per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 22 to our 2015 audited consolidated financial statements included in the March 1 6-K. Basic loss per CPO is determined by multiplying the basic loss per share for each period by three (the number of shares underlying each CPO). Basic loss per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. As shown in notes 4A and 22 to our consolidated financial statements included in the March 1 6-K, and in connection with the sale of our operations in Croatia, Austria and Hungary, for the years ended December 31, 2013 and 2014, “Basic loss per share” includes Ps0.29 and Ps0.17, respectively, from “Continuing operations,” and for the year ended December 31, 2015 “Basic earnings per share” includes Ps0.01 from “Continuing operations.” In addition, the years ended December 31, 2013 and 2015 include Ps0.01 and Ps0.02, respectively, of Basic earnings per share from “Discontinued operations,”. Likewise, for the years ended December 31, 2013 and 2014, “Diluted loss per share” include Ps0.29 and Ps0.17, respectively, from “Continuing operations,” and for the year ended December 31, 2015 “Diluted earnings per share” includes Ps0.01 from “Continuing operations,” respectively. In addition, the years ended December 31, 2013 and 2015, include Ps0.01 and Ps0.02 of Earning per share from “Discontinued operations,” respectively. See note 22 to our 2015 audited consolidated financial statements included in the March 1 6-K.
(7)	CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2011, 2012, 2013, 2014 and 2015. At each of CEMEX, S.A.B. de C.V.’s 2011, 2012, 2013 and 2014 Ordinary General Shareholders’ Meetings, held on February 23, 2012, March 21, 2013, March 20, 2014 and March 26, 2015, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 418.8 million CPOs, approximately 437.4 million CPOs, approximately 468 million CPOs, approximately 500 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2011, 2012, 2013 and 2014 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares. On February 1, 2016, CEMEX, S.A.B. de C.V. announced that on March 31, 2016, CEMEX, S.A.B. de C.V. will hold its Ordinary General Shareholders’ Meeting followed by its Extraordinary General Shareholders’ Meeting. Among the items included in the agenda for the Ordinary General Shareholders’ Meeting is the approval of the 2015 reports, including CEMEX’s 2015 audited consolidated financial statements included in the March 1 6-K.
(8)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.

(9)	As of December 31, 2011, 2012, 2013, 2014 and 2015 non-controlling interest includes U.S.$938 million (Ps13,089 million), U.S.$473 million (Ps6,078 million), U.S.$477 million (Ps6,223 million), U.S.$466 million (Ps6,869 million) and U.S.$440 million (Ps7,581 million), respectively, that represents the nominal amount of Perpetual Debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.
(10)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(11)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding.
(12)	Operating EBITDA equals operating earnings before other expenses, net, plus amortization and depreciation expenses. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such statement of operations varies significantly by industry and company according to specific needs. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of operations, and to net cash flows provided by operating activities before interest and income taxes paid in cash, as reported in the statement of cash flows. Interest expense under IFRS does not include coupon payments and issuance costs of the Perpetual Debentures issued by consolidated entities of approximately Ps1,010 million in 2011, approximately Ps453 million in 2012, approximately Ps405 million in 2013, approximately Ps420 million in 2014 and approximately Ps432 million in 2015, as described in note 20D to our 2015 audited consolidated financial statements included in the March 1 6-K.

	For the Year Ended December 31,
	2011		2012		2013		2014		2015
	(in millions of Mexican Pesos)
Reconciliation of operating EBITDA to net cash flows provided by continuing operations activities before interest, coupons on Perpetual Debentures and income taxes
Operating EBITDA	Ps	29,710	Ps	34,506	Ps	33,447	Ps	36,051	Ps	42,126
Less:
Operating depreciation and amortization expense		17,848		17,505		14,167		14,167		15,376

Operating earnings before other expenses, net		11,862		17,001		19,280		21,884		26,750

Plus/minus:
Changes in working capital excluding income taxes		(727)		(2,048)		(4,237)		1,475		3,541
Operating depreciation and amortization expense		17,848		17,505		14,167		14,167		15,376
Other items, net		(5,041)		(2,236)		(2,810)		(1,585)		(1,711)

Net cash flow provided by continuing operations activities before interest, coupons on Perpetual Debentures and income taxes	Ps	23,942	Ps	30,222	Ps	26,400	Ps	35,941	Ps	43,956

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements for the years ended as of December 31, 2014 and 2015 and for each of the three years ended December 31, 2013, 2014 and 2015, included in the March 1 6-K.

Our audited consolidated financial statements include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

Investments in associates are accounted for by the equity method, when we have significant influence, which is generally presumed with a minimum equity interest of 20% unless it is proven that we have significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings, considering the effects of inflation. All significant balances and transactions between related parties have been eliminated in consolidation.

For the periods ended December 31, 2013, 2014 and 2015, our consolidated results reflect the following transactions:

•	On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia for approximately €231 million (U.S.$251 million or Ps4,322 million) that is subject to final adjustments negotiated to changes in working capital balances as of the change of control date. The operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix concrete plants. As of December 31, 2015, the closing of this transaction was subject to customary conditions precedent, including the approval from the relevant authorities. We expect to close the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia during the first half of 2016. The operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, for the years ended December 31, 2013, 2014 and 2015, included in our statements of operations, were reclassified to the single line item “Discontinued operations, net of tax.” See note 4A to our consolidated financial statements included in the March 1 6-K.

•	On October 31, 2015, after all conditions precedent were satisfied, we completed the previously announced sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165.1 million (U.S.$179 million or Ps3,090 million), after final adjustments for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary for the ten-month period ended October 31, 2015 and the years ended December 31, 2013 and 2014, included in our statements of operations, were reclassified to the single line item “Discontinued operations,” which includes, in 2015, a gain on sale of approximately U.S.$45 million (Ps741 million). Such gain on sale includes the reclassification to the statement of operations of foreign currency translation effects accrued in equity until October 31, 2015 for an amount of approximately Ps215 million. See note 4A to our consolidated financial statements included in the March 1 6-K.

•

On October 31, 2014, we announced that we had entered into agreements with Holcim, a global producer of building materials based in Switzerland, currently Lafarge Holcim after the merger of Holcim with Lafarge, S.A. during 2015, to complete a series of related transactions in Europe, which closed on January 5, 2015, with retrospective effect as of January 1, 2015. See note 15B to our 2015 audited consolidated financial statements included in the March 1 6-K. As a result, (i) CEMEX acquired all of Holcim’s assets in the Czech Republic, including a cement plant, four aggregates quarries and 17 ready-mix plants for approximately €115 million (U.S.$139 million or Ps2,049 million); (ii) CEMEX sold to Holcim assets in the western region of Germany, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants for approximately €171 million (U.S.$207 million or Ps3,047 million), while CEMEX maintained its operations in the north, east and south of

Germany; and (iii) CEMEX acquired from Holcim one cement plant in the southern part of Spain, and one cement mill in the central part of Spain, among other related assets for approximately €88 million (U.S.$106 million or Ps1,562 million); we kept our other operations in Spain. In connection with these transactions, in January 2015 CEMEX made a final payment in cash, after combined debt and working capital adjustments, of approximately €33 million (U.S.$40 million or Ps594 million).

Selected Consolidated Statement of Operations Data

The following table sets forth our selected consolidated statement of operations data for each of the three years ended December 31, 2013, 2014 and 2015 expressed as a percentage of net sales.

	Year Ended December 31,
	2013	2014	2015
Net sales	100%	100%	100%
Cost of sales	(68.6)	(67.7)	(66.6)

Gross profit	31.4	32.3	33.4
Administrative and selling expenses	(13.2)	(12.2)	(12.2)
Distribution expenses	(8.1)	(9.4)	(9.4)

Total administrative, selling and distribution expenses	(21.3)	(21.6)	(21.6)

Operating earnings before other expenses, net	10.1	10.7	11.8
Other expenses, net	(2.6)	(2.5)	(1.3)

Operating earnings	7.5	8.2	10.5
Financial expense	(10.4)	(10.5)	(8.8)
Other financial income, net	0.9	1.3	(0.5)
Equity in gain of associates	0.1	0.1	0.3

Earnings (loss) before income tax	(1.9)	(0.9)	1.5
Income taxes	(3.2)	(1.9)	(1.0)

Net income (loss) from continuing operations	(5.1)	(2.8)	0.5
Discontinued operations, net of tax	0.1	0.1	0.4

Consolidated net income (loss)	(5.0)	(2.7)	0.9
Non-controlling interest net income	0.6	0.6	0.4

Controlling interest net income (loss)	(5.6)	(3.3)	0.5

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2015 compared to the year ended December 31, 2014 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our geographic segments. The table below and the other volume data presented by geographic segment in this “—Selected Consolidated Statement of Operations Data” section are presented before eliminations resulting from consolidation (including those shown on note 4B to our 2015 audited consolidated financial statements included in the March 1 6-K).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	+1%	-5%	-45%	+10%	+7%
United States	+2%	+13%	—	+6%	+5%
Northern Europe
United Kingdom	+7%	-2%	—	+4%	+5%
Germany	-47%	-45%	-24%	+7%	+2%
France	—	-5%	—	—	-2%
Rest of Northern Europe(2)	+28%	+14%	-17%	-22%	-17%
Mediterranean
Spain	+35%	-18%	+19%	+1%	+12%
Egypt	-9%	+48%	—	-5%	+12%
Rest of the Mediterranean(3)	-14%	+3%	+78%	-1%	-6%

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
South, Central America and the Caribbean (“SAC”)
Colombia	-9%	-3%	—	+8%	+6%
Rest of SAC	Flat	-2%	+3%	-5%	-1%
Asia
Philippines	+21%	—	-11%	+3%	—
Rest of Asia	-5%	-11%	—	-7%	-15%

“—” = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	On November 2, 2015, we completed the sale of our operations in Austria and Hungary. See “Sale of our operations in Austria and Hungary.” Our consolidated statements of operations present the results of our operations in Austria and Hungary, net of income tax, for the ten-month period ended October 31, 2015, and the twelve-month period ended December 31, 2014 and 2013 in a single line item as “Discontinued operations.” See note 4A to our consolidated financial statements included in the March 1 6-K.
(3)	On August 12, 2015, we signed an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including its assets in Bosnia & Herzegovina, Montenegro and Serbia. See “Sale of our Operations in South-East Europe.” Our consolidated statements of operations present the results of our operations in Croatia, net of income tax, for the twelve-month period ended December 31, 2015, 2014 and 2013 in a single line item as “Discontinued operations.” See note 4A to our consolidated financial statements included in the March 1 6-K.

On a consolidated basis, our cement sales volumes increased approximately 1%, from 65.6 million tons in 2014 to 66.0 million tons in 2015, and our ready-mix concrete sales volumes decreased approximately 1%, from 53.6 million cubic meters in 2014 to 52.9 million cubic meters in 2015. Our net sales increased approximately 10.4%, from Ps204,402 million in 2014 to Ps225,742 million in 2015, and our operating earnings before other expenses, net increased approximately 22.2%, from Ps21,884 million in 2014 to Ps26,750 million in 2015. The following tables present selected financial information of net sales and operating earnings before other expenses, net for each of our geographic segments for the years ended December 31, 2015 and 2014. The net sales information in the table below is presented before eliminations resulting from consolidation (including those shown in note 4B to our 2015 audited consolidated financial statements included in the March 1 6-K). Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local	Approximate Currency Fluctuations Net of inflation	Variation in Mexican	Net Sales For the Year Ended December 31,
	Currency(1)	effect	Pesos	2014		2015
				(in millions of Mexican Pesos)
Mexico	-2%	—	-2%	Ps	51,412	Ps	50,260
United States	+7%	+21%	+28%		49,127		63,002
Northern Europe
United Kingdom	+7%	+11%	+18%		17,071		20,227
Germany	-41%	—	-41%		14,138		8,285

Geographic Segment	Variation in Local	Approximate Currency Fluctuations Net of inflation	Variation in Mexican	Net Sales For the Year Ended December 31,
	Currency(1)	effect	Pesos	2014		2015
				(in millions of Mexican Pesos)
France	-6%	-1%	-7%		12,914		12,064
Rest of Northern Europe(2)	+10%	—	+10%		9,101		10,010
Mediterranean
Spain	+31%	+1%	+30%		4,717		6,151
Egypt	-11%	-8%	-3%		7,123		6,923
Rest of the Mediterranean(3)	+19%	+2%	+17%		8,454		9,929
South, Central America and the Caribbean (“SAC”)
Colombia	Flat	-13%	-13%		13,242		11,562
Rest of SAC	-3%	+21%	+18%		16,292		19,169
Asia
Philippines	+23%	+20%	+43%		5,912		8,436
Rest of Asia	-19%	+15%	-4%		2,263		2,178
Others (4)	+20%	+6%	+26%		13,533		17,058

Continuing operations			+9%	Ps	225,299	Ps	245,254
Discontinued operations			-3%		5,673		5,502

Total			+9%	Ps	230,972	Ps	250,756

Geographic Segment	Variation in Local	Approximate Currency Fluctuations Net of	Variation in Mexican	Operating Earning (Loss) Before Other Expenses, Net For the Year Ended December 31,
	Currency(1)	inflation effect	Pesos	2014		2015
				(in millions of Mexican Pesos)
Mexico	+17%	—	+17%	Ps	11,060	Ps	12,963
United States	+718%	+21%	+739%		(381)		2,436
Northern Europe
United Kingdom	+127%	+28%	+155%		668		1,701
Germany	-50%	+13%	-37%		244		153
France	-31%	—	-31%		336		232
Rest of Northern Europe(2)	-13%	+21%	+8%		413		447
Mediterranean
Spain	+302%	+3%	+305%		(208)		427
Egypt	-48%	-3%	-43%		2,190		1,241
Rest of the Mediterranean(3)	+16%	—	+16%		822		950
South, Central America and the Caribbean (“SAC”)
Colombia	-6%	-13%	-19%		4,362		3,541
Rest of SAC(4)	-13%	+21%	+7%		4,079		4,367
Asia
Philippines	+46%	+24%	+70%		1,036		1,759
Rest of Asia(5)	-31%	+6%	-24%		99		75
Others (6)	+19%	-5%	+25%		(2,836)		(3,542)

Operating earnings before other expenses, net from continuing operations			+22%	Ps	21,884		26,750

Operating earnings before other expenses, net from discontinued operations			+17%		299		350

Total			+22%	Ps	22,183		27,100

“—” = Not Applicable

(1)	Represents the variation in local currency terms. For purposes of a geographic segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the change in Euros), net, in the region.
(2)	On November 2, 2015, we completed the sale of our operations in Austria and Hungary. See “Sale of our operations in Austria and Hungary.” Our consolidated statements of operations present the results of our operations in Austria and Hungary, net of income tax, for the ten-month period ended October 31, 2015 and the twelve-month period ended December 31, 2014 and 2013 in a single line item as “Discontinued operations.” See note 4A to our consolidated financial statements included in the March 1 6-K.
(3)	On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia. See “Sale of our Operations in South-East Europe.” Our consolidated statements of operations present the results of our operations in Croatia, net of income tax, for the twelve-month periods ended December 31, 2015, 2014 and 2013 in a single line item as “Discontinued operations.” See note 4A to our consolidated financial statements included in the March 1 6-K.
(4)	Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net sales

Our consolidated net sales increased approximately 10.4%, from Ps204,402 million in 2014 to Ps225,742 million in 2015. The increase was primarily attributable to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in the U.S., and our Mediterranean and Asia regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data and net sales information below is presented before eliminations resulting from consolidation as described in note 4B to our 2015 audited consolidated financial statements included in the March 1 6-K.

Mexico

Our domestic cement sales volumes from our operations in Mexico increased approximately 1% in 2015 compared to 2014, and ready-mix concrete sales volumes decreased approximately 5% over the same period. Our net sales from our operations in Mexico represented approximately 20% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our volumes were impacted by our focus on our value-before-volume strategy and on profitability. The industrial-and-commercial sector was the main driver of the increase in our domestic cement volumes during 2015. The formal residential sector also had a positive performance during 2015 supported by credit growth from private banks and public entities. Our cement export volumes of our operations in Mexico, which represented approximately 3% of our Mexican cement sales volumes for the year ended December 31, 2015, decreased approximately 45% in 2015 compared to 2014. Of our total cement export volumes from our operations in Mexico during 2015, approximately 38% was shipped to the United States, approximately 34% to Central America and the Caribbean and approximately 28% to South America. Our average sales price of domestic cement from our operations in Mexico increased approximately 10%, in Mexican Peso terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete also increased approximately 7%, in Mexican Peso terms, over the same period. For the year ended December 31, 2015, cement represented approximately 54%, ready-mix concrete approximately 23% and our aggregates and other businesses approximately 23% of our net sales in Mexican Peso terms from our operations in Mexico before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of a decrease in ready-mix sales volumes, partially offset by the increases in domestic cement and ready-mix concrete sales prices and domestic cement sales volumes, our net sales in Mexico, in Mexican Peso terms, decreased approximately 2% in 2015 compared to 2014.

United States

Our domestic cement sales volumes from our operations in the United States increased approximately 2% in 2015 compared to 2014, and ready-mix concrete sales volumes increased approximately 13% over the same period. The increases in domestic cement and ready-mix concrete sales volumes of our operations in the United States were driven by increased demand from the residential and infrastructure sectors. Housing starts increased in 2015 driven by low levels of inventories, job creation and increased household formation. In the infrastructure sector, the levels of activity increased during 2015. The industrial-and-commercial sector, excluding oil well activity, continued its growth supported by lodging and office construction spending. Our operations in the United States represented approximately 26% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic cement sales prices of our operations in the United States increased approximately 6%, in Dollar terms, in 2015 compared to 2014, and our average ready-mix concrete sales price increased approximately 5%, in Dollar terms, over the same period. For the year ended December 31, 2015, cement represented approximately 29%, ready-mix concrete approximately 38% and our aggregates and other businesses approximately 33% of net sales in Mexican Peso terms from our operations in the United States before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and sales prices, net sales from our operations in the United States, in Dollar terms, increased approximately 7% in 2015 compared to 2014.

Northern Europe

In 2015, our operations in the Northern Europe region consisted of our operations in the United Kingdom, Germany and France, which represent the most significant operations in this region, in addition to our Rest of Northern Europe segment. Our net sales from our operations in the Northern Europe region represented approximately 20% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our operations in the Northern Europe region represented approximately 13% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Northern Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom increased approximately 7% in 2015 compared to 2014, and ready-mix concrete sales volumes decreased approximately 2% over the same period. The increase in domestic cement sales volumes resulted primarily from improvements in all of our main demand sectors. The decrease in ready-mix concrete sales volumes reflects our focus on profitability. Our operations in the United Kingdom represented approximately 8% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased approximately 4%, in Pound terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete increased approximately 5%, in Pound terms, over the same period. For the year ended December 31, 2015, cement represented approximately 17%, ready-mix concrete approximately 28% and our aggregates and other businesses approximately 55% of net sales in Mexican Peso terms from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and sales prices and ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volumes, net sales from our operations in the United Kingdom, in Pound terms, increased approximately 7% in 2015 compared to 2014.

Germany

Our domestic cement sales volumes from our operations in Germany decreased approximately 47% in 2015 compared to 2014, and ready-mix concrete sales volumes decreased approximately 45% over the same period. The decreases in our cement and ready-mix concrete sales volumes were primarily due to the sale of assets to Holcim Ltd. in January 2015. See note 15B to our audited consolidated financial statements included in the March 1 6-K. The residential sector remained as the main driver of cement consumption, benefiting from low unemployment, low mortgage rates, rising purchase power and growing immigration. Our cement export volumes of our operations in Germany, which represented approximately 39% of our Germany cement sales volumes for the year ended December 31, 2015, decreased approximately 24% in 2015 compared to 2014. Our operations in Germany represented approximately 3% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Germany increased approximately 7%, in Euro terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete increased approximately 2%, in Euro terms, over the same period. For the year ended December 31, 2015, cement represented approximately 29%, ready-mix concrete approximately 35% and our aggregates and other businesses approximately 36% of net sales in Mexican Peso terms from our operations in Germany before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increases in domestic cement and ready-mix concrete sales prices, net sales from our operations in Germany, in Euro terms, decreased approximately 41% in 2015 compared to 2014.

France

Our ready-mix concrete sales volumes from our operations in France decreased approximately 5% in 2015 compared to 2014. The decrease in ready-mix concrete sales volumes resulted primarily from lower demand due to continued macroeconomic weakness. Our operations in France represented approximately 5% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France decreased approximately 2%, in Euro terms, in 2015 compared to 2014. For the year ended December 31, 2015, ready-mix concrete represented approximately 68% and our aggregates and other businesses approximately 32% of net sales in Mexican Peso terms from our operations in France before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in ready-mix concrete sales volumes and sales prices, net sales from our operations in France, in Euro terms, decreased approximately 6% in 2015 compared to 2014.

Rest of Northern Europe

Our domestic cement sales volumes of our operations in our Rest of Northern Europe segment increased approximately 28% in 2015 compared to 2014, and ready-mix concrete sales volumes increased approximately 14% over the same period. The increases in domestic cement and ready-mix concrete sales volumes were primarily due to the acquisition of assets from Holcim Ltd. in January 2015. See note 15B to our audited consolidated financial statements included in the March 1 6-K. The infrastructure and residential sectors were the main drivers of demand during the year. Our cement export volumes of our operations in the Rest of Northern Europe, which represented approximately 19% of our Rest of Northern Europe cement sales volumes for the year ended December 31, 2015, decreased approximately 17% in 2015 compared to 2014. Our net sales from our operations in our Rest of Northern Europe segment represented approximately 4% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of Northern Europe segment decreased approximately 22%, in Euro terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete decreased approximately 17%, in Euro terms, over the same period. For the year ended December 31, 2015, cement represented approximately 53%, ready-mix concrete approximately 32% and our aggregates and other businesses approximately 15% of net sales in Mexican Peso terms from our operations in our Rest of Northern Europe segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes, partially offset by the decreases in domestic cement and ready-mix concrete sales prices, net sales in our Rest of Northern Europe segment, in Euro terms, increased approximately 10% in 2015 compared to 2014.

On October 31, 2015, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165 million (U.S.$179 million or Ps3,090 million), after final adjustments for changes in cash and working capital balances as of the transfer date. See note 4A to our consolidated financial statements included in the March 1 6-K.

The Mediterranean

In 2015, our operations in the Mediterranean region consisted of our operations in Spain and Egypt, which represent the most significant operations in this region, in addition to our Rest of the Mediterranean segment. Our net sales from our operations in the Mediterranean region represented approximately 10% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our operations in the Mediterranean region represented approximately 8% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Mediterranean region.

Spain

Our domestic cement sales volumes from our operations in Spain increased approximately 35% in 2015 compared to 2014, while ready-mix concrete sales volumes decreased approximately 18% over the same period. The increase in domestic cement sales volumes resulted primarily from our acquisition of assets from Holcim Ltd. in January 2015. See note 15B to our 2015 audited consolidated financial statements included in the March 1 6-K. Our operations in Spain represented approximately 3% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 61% of our Spain cement sales volumes for the year ended December 31, 2015, increased approximately 19% in 2015 compared to 2014. Of our total cement export volumes of our operations in Spain during 2015, approximately 2% were to Central America and the Caribbean, approximately 7% were to South America, approximately 10% were to the United States, approximately 23% were to Europe and to the Middle East, and approximately 58% were to Africa. Our average sales price of domestic cement of our operations in Spain increased approximately 1%, in Euro terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete increased approximately 12%, in Euro terms, over the same period. For the year ended December 31, 2015, cement represented approximately 81%, ready-mix concrete approximately 11% and our aggregates and other businesses approximately 8% of net sales from our operations in Spain before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and domestic cement and ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volumes, net sales from our operations in Spain, in Euro terms, increased approximately 31% in 2015 compared to 2014.

Egypt

Our domestic cement sales volumes from our operations in Egypt decreased approximately 9% in 2015 compared to 2014, while ready-mix concrete sales volumes increased approximately 48% over the same period. The increase in ready-mix concrete sales volumes resulted primarily from the continuation of government projects and an increase in formal activity. Our net sales from our operations in Egypt represented approximately 3% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms. Our average sales price of domestic cement decreased approximately 5%, in Egyptian pound terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete increased approximately 12%, in Egyptian pound terms, over the same period. For the year ended December 31, 2015, cement represented approximately 83%, ready-mix concrete approximately 14% and our aggregates and other businesses approximately 3% of net sales in Mexican Peso terms from our operations in Egypt before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and sales prices, partially offset by the increases in ready-mix concrete sales volumes and sales prices, our net sales in Egypt, in Egyptian pound terms, decreased approximately 11% in 2015 compared to 2014.

Rest of the Mediterranean

Our domestic cement sales volumes of our operations in our Rest of the Mediterranean segment decreased approximately 14% in 2015 compared to 2014, and ready-mix concrete sales volumes increased approximately 3% over the same period. Our net sales from our operations in our Rest of the Mediterranean segment represented approximately 4% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Rest of Mediterranean, which represented approximately 37% of our Rest of Mediterranean cement sales volumes for the year ended December 31, 2015, increased approximately 78% in 2015 compared to 2014. Our average sales price of domestic cement from our operations in our Rest of the Mediterranean decreased approximately 1%, in Dollar terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete decreased approximately 6%, in Dollar terms, over the same period. For the year ended December 31, 2015, cement represented approximately 7%, ready-mix concrete approximately 67% and our aggregates and other businesses approximately 26% of our net sales from our operations in our Rest of the Mediterranean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increase in ready-mix concrete sales volumes, partially offset by the decreases in ready-mix concrete sales prices and domestic cement sales volumes and prices, net sales in our Rest of the Mediterranean segment, in Dollar terms, increased approximately 19% in 2015 compared to 2014.

On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia for approximately €231 million (U.S.$251 million or Ps4,322 million). Our consolidated statements of operations present the results of our operations in Croatia, net of income tax, for the twelve-month periods ended December 31, 2015, 2014 and 2013 in a single line item as “Discontinued operations.” See note 4A to our audited consolidated financial statements included in the March 1 6-K.

South, Central America and the Caribbean

In 2015, our operations in the SAC region consisted of our operations in Colombia, which represents the most significant operations in this region, in addition to our Rest of SAC segment. Some of these trading operations in the Caribbean region consist of the resale of cement produced by our operations in Mexico. Our net sales from our operations in the SAC region represented approximately 13% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our operations in the SAC region represented approximately 8% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the SAC region.

Colombia

Our domestic cement sales volumes from our operations in Colombia decreased approximately 9% in 2015 compared to 2014, and ready-mix concrete sales volumes decreased approximately 3% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes was primarily due to our value-before-volume strategy. Our net sales from our operations in Colombia represented approximately 5% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased approximately 8%, in Colombian Peso terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete increased approximately 6%, in Colombian Peso terms, over the same period. For the year ended December 31, 2015, cement represented approximately 53%, ready-mix concrete approximately 29% and our aggregates and other businesses approximately 18% of our net sales from our operations in Colombia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales prices, completely offset by the decreases in domestic cement and ready-mix concretes sales volumes, net sales of our operations in Colombia, in Colombian Peso terms, remained flat in 2015 compared to 2014.

Rest of South, Central America and the Caribbean

Our domestic cement volumes from our operations in our Rest of SAC segment remained flat in 2015 compared to 2014, and ready-mix concrete sales volumes decreased approximately 2% over the same period. Our net sales from our operations in our Rest of SAC segment represented approximately 8% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Rest of SAC, which represented approximately 15% of our Rest of SAC cement sales volumes for the year ended December 31, 2015, increased approximately 3% in 2015 compared to 2014. Our average sales price of domestic cement from our operations in our Rest of SAC segment decreased approximately 5% in Dollar terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete decreased approximately 1%, in Dollar terms, over the same period. For the year ended December 31, 2015, cement represented approximately 73%, ready-mix concrete approximately 19% and our other businesses approximately 8% of net sales from our operations in our Rest of SAC segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in ready-mix concrete sales volumes and sales prices and domestic cement sales prices, net sales of our operations in our Rest of SAC segment, in Dollar terms, decreased approximately 3% in 2015 compared to 2014.

Asia

For the year ended December 31, 2015, our operations in the Asia region consisted of our operations in the Philippines, which represent the most significant operations in this region, in addition to our Rest of Asia segment. Our net sales from our operations in the Asia region represented approximately 4% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our operations in the Asia region represented approximately 2% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia region.

The Philippines

Our domestic cement sales volumes from our operations in the Philippines increased approximately 21% in 2015 compared to 2014. The increase in our domestic cement sales volumes resulted primarily from growth in the demand of infrastructure sector. In addition, the residential sector remained strong as developers continued to expand housing projects supported by stable inflation, low mortgage rates and higher housing demand from Filipinos. The industrial-and-commercial sector continued its growth momentum driven by office space demand. Our cement export volumes of our operations in Philippines, which represented approximately 1% of our Philippines cement sales volumes for the year ended December 31, 2015, decreased approximately 11% in 2015 compared to 2014. Our net sales from our operations in the Philippines represented approximately 3% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines increased approximately 3% in Philippine Peso terms, in 2015 compared to 2014. For the year ended December 31, 2015, cement represented approximately 98% and our other businesses approximately 2% of our net sales in Mexican Peso terms from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and sales prices, net sales of our operations in the Philippines, in Philippine Peso terms, increased approximately 23% in 2015 compared to 2014.

Rest of Asia

Our domestic cement sales volumes from our operations in our Rest of Asia segment decreased approximately 5% in 2015 compared to 2014, and ready-mix concrete sales volumes decreased approximately 11%

over the same period. The decrease in our domestic cement sales volumes resulted primarily from a decrease in our sales volumes in our Thailand and Bangladesh operations. The decrease in our ready-mix concrete sales volumes resulted primarily from a decrease in our sales volumes in our Malaysian operations. Our net sales from our operations in our Rest of Asia segment represented approximately 1% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement decreased approximately 7% in Dollar terms, in 2015 compared to 2014, and the average sales price of ready-mix concrete decreased approximately 15%, in Dollar terms, over the same period. For the year ended December 31, 2015, cement represented approximately 48%, ready-mix concrete approximately 45% and our other businesses approximately 7% of net sales from our operations in our Rest of Asia segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and sales prices, net sales from our operations in our Rest of Asia segment, in Dollar terms, decreased approximately 19% in 2015 compared to 2014.

Others

Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business. Net sales from our Others segment increased approximately 20% before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable, in 2015 compared to 2014, in Dollar terms. The increase resulted primarily from an increase in our worldwide cement volume of our trading operations. For the year ended December 31, 2015, our information technology solutions company represented approximately 34% and our trading operations represented approximately 29% of our net sales in our Others segment, in Dollar terms.

Cost of Sales. Our cost of sales, including depreciation, increased approximately 9% from Ps138,456 million in 2014 to Ps150,369 million in 2015. As a percentage of net sales, cost of sales decreased from 67.7% in 2014 to 66.6% in 2015. The decrease in cost of sales as a percentage of net sales was mainly driven by improved operating efficiencies. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit. For the reasons explained above, our gross profit increased approximately 14% from approximately Ps65,946 million in 2014 to approximately Ps75,373 million in 2015. As a percentage of net sales, gross profit increased from approximately 32.3% in 2014 to 33.4% in 2015. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps19,026 million in 2014 and approximately Ps20,976 million in 2015. As a percentage of net sales, distribution expenses represented 9.4% for the years ended December 31, 2014 and 2015.

Administrative, selling and distribution expenses. Our administrative, selling and distribution expenses increased approximately 10.4%, from approximately Ps44,062 million in 2014 to approximately Ps48,623 million in 2015. As a percentage of net sales, administrative, selling and distribution expenses represented 21.6% for the years ended December 31, 2014 and 2015, respectively. Our administrative, selling and distribution expenses includes expenses related to personnel, equipment and services involved in sale activities and storage of product at points of sales, which are included as part of the administrative and selling expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities, which are included as part of the distribution expenses line item. For the years ended December 31, 2014 and 2015, selling expenses included as part of the selling and administrative expenses line item amounted to approximately Ps6,030 million and Ps6,369 million, respectively. As a percentage of net sales, administrative and selling expenses represented 12.2% for the years ended December 31, 2014 and 2015. As mentioned before, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps19,026 million in 2014 and approximately Ps20,976 million in 2015. As a percentage of net sales, distribution expenses represented 9.4% for the years ended December 31, 2014 and 2015.

Operating Earnings Before Other Expenses, Net. For the reasons mentioned above, our operating earnings before other expenses, net increased approximately 22.2% from approximately Ps21,884 million in 2014 to approximately Ps26,750 million in 2015. As a percentage of net sales, operating earnings before other expenses, net increased from approximately 10.7% in 2014 to 11.8% in 2015. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico increased approximately 17%, in Mexican Peso terms, from operating earnings before other expenses, net, of approximately Ps11,060 million in 2014 to operating earnings before other expenses, net, of approximately Ps12,963 million in 2015. The increase resulted primarily from improved operating efficiencies, partially offset by a decrease in our net sales.

United States

Our operating earnings before other expenses, net, from our operations in the United States increased significantly in Dollar terms. The increase in operating earnings before other expenses net resulted primarily from an increase in net sales and improved operating efficiencies.

Northern Europe

United Kingdom

Our operating earnings before other expenses, net, from our operations in the United Kingdom increased approximately 127%, in Pound terms. The increase resulted primarily from an increase in net sales and improved operating efficiencies.

Germany

Our operating earnings before other expenses, net, from our operations in Germany decreased approximately 50% in Euro terms. The decrease resulted primarily from a decrease in net sales, which was primarily due to the sale of assets to Holcim Ltd. In January 2015. See note 15B to our audited consolidated financial statements included in the March 1 6-K.

France

Our operating earnings before other expenses, net, from our operations in France decreased approximately 31% in Euro terms. The decrease resulted primarily from a decrease in our net sales.

Rest of Northern Europe

Our operating earnings before other expenses, net, from our operations in our Rest of Northern Europe segment decreased approximately 13% in Euro terms. The decrease resulted primarily from higher depreciation expense related to the assets acquired from Holcim (a non-cash expense) partially offset by an increase in domestic cement and ready-mix concrete sales volumes, supported by the infrastructure and residential sectors.

On October 31, 2015, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165 million (U.S.$179 million or Ps3,090 million), after final adjustments for changes in cash and working capital balances as of the transfer date. See note 4A to our consolidated financial statements included in the March 1 6-K.

The Mediterranean

Spain

Our operating earnings before other expenses, net, from our operations in Spain increased approximately 302% in Euro terms. The increase in the operating earnings before other expenses, net, resulted primarily from an increase in net sales.

Egypt

Our operating earnings before other expenses, net, from our operations in Egypt decreased 48% in Egypt Pound terms. The decrease resulted primarily from a decrease in net sales.

Rest of the Mediterranean

Our operating earnings before other expenses, net, from our operations in our Rest of the Mediterranean segment increased approximately 16% in Dollar terms. The increase resulted primarily from an increase in net sales.

On August 12, 2015, we signed an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including its assets in Bosnia & Herzegovina, Montenegro and Serbia for approximately €231 million (U.S.$251 million or Ps4,322 million). Our consolidated statements of operations present the results of our operations in Croatia, net of income tax, for the twelve-month periods ended December 31, 2015, 2014 and 2013 in a single line item as “Discontinued operations.” See note 4A to our audited consolidated financial statements included in the March 1 6-K.

South, Central America and the Caribbean

Colombia

Our operating earnings before other expenses, net, from our operations in Colombia decreased approximately 6% in Colombian Peso terms. The decrease resulted primarily from lower sales volumes.

Rest of South, Central America and the Caribbean

Our operating earnings before other expenses, net, from our operations in our Rest of SAC segment increased approximately 13% in Dollar terms. The increase resulted primarily from improved operating efficiencies.

Asia

The Philippines

Our operating earnings before other expenses, net, from our operations in the Philippines increased approximately 46% in Philippine Peso terms. The increase resulted primarily from increases in net sales as well as improved operating efficiencies.

Rest of Asia

Our operating earnings before other expenses, net, from our operations in our Rest of Asia segment decreased approximately 31% in Dollar terms. The decrease resulted primarily from a decrease in net sales prices and sales volumes.

Others

Our operating loss before other expenses, net, from our operations in our Others segment increased approximately 19% in Dollar terms. The increase in our operating loss resulted primarily from an increase in our net sales.

Other Expenses, Net. Our other expenses, net, decreased approximately 40%, in Mexican Peso terms, from approximately Ps5,051 million in 2014 to approximately Ps3,030 million in 2015. The decrease resulted primarily from lower impairment losses in 2015 compared to 2014. As a percentage of net sales, Other expenses, net, decreased from approximately 2.5% in 2014 to 1.3% in 2015. In 2014, the Other expenses, net, includes impairment losses on inventory of Ps292 million, as well as aggregate impairment losses from assets reclassified to other assets held for sale for approximately Ps2,392 million. See notes 6, 12, 13B, 14 and 15A to our 2015 audited consolidated financial statements included in the March 1 6-K.

The most significant items included under this caption for the years ended December 31, 2014 and 2015 are as follows:

	For the Year Ended December 31,
	2014		2015
	(in millions of Mexican Pesos)
Impairment losses and effects from assets held for sale	Ps	(3,862)	Ps	(1,527)
Restructuring costs		(544)		(845)
Charitable contributions		(18)		(60)
Results from the sale of assets and others, net		(627)		(598)

	Ps	(5,051)	Ps	(3,030)

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and cash equivalents;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	accretion result from assets and liabilities and others.

	For the Year Ended December 31,
	2014		2015
	(in millions of Mexican Pesos)
Financial items:
Financial expense	Ps	(21,491)	Ps	(19,779)
Other financial income (expense), net:
Financial income		320		322
Results from financial instruments		(880)		(2,729)
Foreign exchange results		3,934		2,074
Effects of net present value on assets and liabilities of others, net		(840)		(904)

	Ps	(18,957)	Ps	(21,016)

Our financial items in 2015, which comprises financial expense and other financial income, net, as reported in our statements of operations, increased 10.9% from a loss of approximately Ps18,957 million in 2014 to a loss of approximately Ps21,016 million in 2015. The components of the change are shown above.

Our financial expense decreased approximately 8%, from approximately Ps21,491 million in 2014 to approximately Ps19,779 million in 2015, primarily attributable to lower premium payments, as well as lower interest rates on our financial debt during 2015 compared to 2014. See notes 16A and 16B to our 2015 audited consolidated financial statements included in the March 1 6-K.

Our other financial income, net increased approximately 0.6%, from Ps320 million in 2014 to Ps322 million in 2015. Our loss in our results from financial instruments increased 210% from a loss of approximately Ps880 million in 2014 to a loss of approximately Ps2,729 million in 2015, primarily attributable to derivatives related to CEMEX, S.A.B. de C.V.’s shares. Our foreign exchange results decreased 47%, from a gain of approximately Ps3,934 million in 2014 to a gain of approximately Ps2,074 million in 2015. The decrease was primarily attributable to the fluctuation of Mexican Peso against the Dollar. The accretion expense, which represents the effects on our net assets and liabilities recognized at amortized cost due to the passage of time, increased by approximately 8% from an expense of approximately Ps840 million in 2014 to an expense of approximately Ps904 million in 2015.

Derivative Financial Instruments. For the years ended December 31, 2014 and 2015, our derivative financial instruments that had a potential impact on our other financial income consisted of equity forward in third-party shares contracts, interest rate swaps contracts derivatives related to energy projects, conversion options embedded in U.S.$715 million aggregate principal amount of our 4.875% Convertible Subordinated Notes due 2015 (the “March 2015 Optional Convertible Subordinated U.S. Dollar Notes”) and U.S.$1,667.5 million aggregate principal amount of our 3.250% Convertible Subordinated Notes due 2016 and 3.750% Convertible Subordinated Notes due 2018 (the “March 2018 Optional Convertible Subordinated U.S. Dollar Notes” and together with the March 2016 Optional Convertible Subordinated Notes “the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes”) until December 31, 2012 and since then, the conversion option embedded in the November 2019 Mandatory Convertible Mexican Peso Notes, as discussed in note 16D to our 2015 audited consolidated financial statements included in the March 1 6-K. Additionally, on March 13, 2015, CEMEX, S.A.B. de C.V. issued U.S.$200 million aggregate principal amount of its Convertible Subordinated Notes due March 2020 (the “March 2020 Convertible Subordinated U.S. Dollar Notes”) to the holders of the Contingent Convertible Units, in respect of which Note Purchase Contracts have been exercised, in exchange for a cash payment of U.S.$200 million. The proceeds of the issuance of the March 2020 Convertible Subordinated U.S. Dollar Notes were used to substantially finance the full payment at maturity of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes.

For the year ended December 31, 2015, our loss from our financial instruments decreased significantly for the reasons described above. See “—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, decreased approximately 43% from an expense of approximately Ps3,960 million in 2014 to an expense of Ps2,276 million in 2015.

The decrease in the income tax expense is mainly attributable to current income taxes, which decreased from an expense of approximately Ps4,216 million in 2014 to an income of approximately Ps6,099 million in 2015, considering a one-time benefit of approximately Ps12.3 billion resulting from the reduction of income tax accounts payable accrued in prior years related to the disconnection of the tax consolidation regime in Mexico pursuant to a new income tax reform approved by the Mexican Congress in 2015. See note 19A and 19D to our 2015 audited consolidated financial statements included in the March 1 6-K.

Our deferred income tax decreased from an income of approximately Ps256 million in 2014 to an expense of approximately Ps8,375 million in 2015. Our deferred income tax expense in 2015 resulted primarily from a one-time expense of approximately Ps5.9 billion attributable to the reduction of our deferred income tax assets from tax loss carryforwards, also as a consequence of the changes resulting from the new income tax reform mentioned above, which allowed us to settle a portion of the income tax account payable related to the disconnection of the tax consolidation regime in Mexico, using the aforementioned deferred tax assets. See notes 19B and 19D to our 2015 audited consolidated financial statements included in the March 1 6-K.

For each of the years ended December 31, 2014 and 2015, our statutory income tax rate in Mexico was 30%. Our effective tax rate in 2014, which as previously mentioned is determined by dividing the line item Income Tax in our consolidated statements of operations into the line item Gain (loss) before income tax, resulted in a negative income tax rate of 216.4%, considering a loss before income tax of approximately Ps1,830 million and our effective tax rate in 2015 resulted in an income tax rate of 66.1%, considering a gain before income tax of approximately Ps3,442 million. See “Risk Factors—Risks Relating to our Business—Certain tax matters may have an adverse effect on our cash flow, financial condition and net income.”

Our effective income tax rate is determined by dividing the line item Income tax in our consolidated statements of operations, which is comprised by current and deferred income tax benefit or expense for the period, into the line item Gain (loss) before income tax. This effective tax rate is further reconciled to our statutory tax rate applicable in Mexico and is presented in note 19C to our 2015 audited consolidated financial statements included in the March 1 6-K. In any given period where a loss before income tax is reported, the reference statutory tax rate applicable in Mexico to which CEMEX reconciles its effective income tax rate is shown as a negative percentage. A significant factor that affects CEMEX’s effective tax rate and consequently in the aforementioned reconciliation of CEMEX’s effective tax rate, is the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where we operate. For the years ended December 31, 2015 and 2014, the statutory tax rates in CEMEX’s main operations were as follows:

	For the Year Ended December 31,
Country	2014	2015
Mexico	30.0%	30.0%
United States	35.0%	35.0%
United Kingdom	21.5%	20.3%
France	38.0%	38.0%
Germany	29.8%	29.8%
Spain	30.0%	28.0%
Philippines	30.0%	30.0%
Colombia	34.0%	39.0%
Egypt	30.0%	22.5%
Switzerland	9.6%	9.6%
Others	10.0%-39.0%	7.8%-39.0%

CEMEX’s current and deferred income tax amounts included in our consolidated statement of operations are highly variable, and are subject, among other factors, to the amounts of taxable income determined in each jurisdiction in which we operate. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for 2015 increased 120%, from a net loss from continuing operations of approximately Ps5,790 million in 2014 to a net income from continuing operations of approximately Ps1,166 million in 2015.

Discontinued operations, net of tax. For the years ended December 31, 2014 and 2015, our discontinued operations included in our consolidated statements of operations amounted to Ps110 million and Ps967 million, respectively. As a percentage of net sales, discontinued operations, net of tax, represented 0.1% and 0.4% for the years ended as of December 31, 2014 and 2015, respectively. See note 4A to our 2015 audited consolidated financial statements included in the March 1 6-K.

Consolidated Net Loss. For the reasons described above, our consolidated net loss (before deducting the portion allocable to non-controlling interest) for 2015 increased 138%, from a consolidated net loss of approximately Ps5,680 million in 2014 to a consolidated net income of approximately Ps2,133 million in 2015.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net loss attributable to those subsidiaries. Non-controlling interest net income decreased, from a gain of Ps1,103 million in 2014 to a gain of Ps932 million in 2015, primarily attributable to a decrease in the net income of the consolidated entities in which others have a non-controlling interest.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net loss attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income increased 118%, from a net loss of approximately Ps6,783 million in 2014 to a controlling interest net income of approximately Ps1,201 million in 2015.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially increase our net loss and reduce cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities from continuing operations before interest, coupons on Perpetual Debentures and income taxes paid in cash were approximately Ps26,400 million in 2013, Ps35,941 million in 2014 and Ps43,956 million in 2015. See our statement of cash flows included in the March 1 6-K. CEMEX management is of the opinion that working capital is sufficient for our present requirements.

Sources and Uses of Cash

Our review of sources and uses of resources below refers to nominal amounts included in our statement of cash flows for 2013, 2014 and 2015.

Our primary sources and uses of cash during the years ended December 31, 2013, 2014 and 2015 were as follows:

	Year Ended December 31,
	2013	2014	2015
	(in millions of Mexican Pesos)
Operating Activities
Consolidated net income (loss)	(9,611)	(5,680)	2,133
Discontinued operations, net of tax	97	110	967

Net income (loss) from continuing operations	(9,708)	(5,790)	1,166

Non-cash items	40,345	40,256	39,249
Changes in working capital, excluding income taxes	(4,237)	1,475	3,541
Net cash flow provided by operating activities from continuing operations before interest, coupons on Perpetual Debentures and income taxes	26,400	35,941	43,956

Financial expense and coupons on Perpetual Debentures and income taxes paid in cash	(25,775)	(24,522)	(25,302)

Net cash flows provided by operating activities of continuing operations	625	11,419	18,654
Net cash flows provided by operating activities of discontinued operations	645	572	441

Net cash flows provided by operating activities	1,270	11,991	19,095

Investing Activities
Property, machinery and equipment, net	(5,404)	(5,965)	(8,872)
Disposal of subsidiaries and associates, net	1,259	167	2,722
Other long term assets and others, net	(1,106)	(702)	(1,674)

Net cash flows used in investing activities of continuing operations	(5,251)	(6,500)	(7,824)
Net cash flows used in investing activities of discontinued operations	(142)	(161)	(153)

Net cash flows used in investing activities	(5,393)	(6,661)	(7,977)

Financing Activities
Derivative financial instruments	(256)	1,561	1,098
Issuance (repayment) of debt, net	5,933	(11,110)	(11,296)
Securitization of trade receivables	(1,854)	2,052	(506)
Non-current liabilities, net	(570)	(1,128)	(1,763)

	Year Ended December 31,
	2013	2014	2015
	(in millions of Mexican Pesos)
Net cash flows (used in) provided by financing activities	3,253	(8,625)	(12,467)

Decrease in cash and cash equivalents of continuing operations	(1,373)	(3,706)	(1,637)
Increase in cash and cash equivalents of discontinued operation:	503	411	288
Cash conversion effects	3,568	708	4,040

Cash and cash equivalents at the beginning of the period	12,478	15,176	12,589

Cash and cash equivalents at the end of period	15,176	12,589	15,280

2015. During 2015, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps4,040 million, there was a decrease in cash and cash equivalents of continuing operations of approximately Ps1,637 million. This decrease was the result of our net cash flows used in financing activities of approximately Ps12,467 million and our net cash flows used in investing activities of continuing operations of approximately Ps7,824 million, partially offset by our net cash flows provided by operating activities of continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps25,302 million, amounted to approximately Ps18,654 million.

For the year ended December 31, 2015, our net cash flows provided by operating activities included cash flows generated in working capital of approximately Ps3,541 million, which was primarily comprised of cash flows originated by trade payables and other accounts payable and accrued expenses, for an aggregate amount of approximately Ps10,185 million, partially offset by cash flows disbursed by trade receivable, net, other accounts receivable and other assets and inventories for an aggregate amount of approximately Ps6,644 million.

During 2015, our net cash flows provided by operating activities of continuing operations after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps18,654 million were mainly disbursed in connection with (i) our net cash flows used in financing activities of approximately Ps12,467 million, which include repayment of our debt, net, securitization of trade receivable and non-current liabilities for an aggregate amount of approximately Ps13,565 million, partially offset by derivative financial instruments for an amount of approximately Ps1,098 million and (ii) our net cash flows used in the investing activities of continuing operations of approximately Ps7,824 million, which include investing in property, machinery and equipment, net, and other long term assets and others, net for an aggregate amount of approximately Ps10,546 million, partially offset by disposal of subsidiaries and associates, net for an amount of approximately Ps2,722 million.

2014. During 2014, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps708 million, there was a decrease in cash and cash equivalents of continuing operations of approximately Ps3,706 million. This decrease was the result of our net cash flows used in financing activities of approximately Ps8,625 million and our net cash flows used in investing activities of continuing operations of approximately Ps6,500 million, partially offset by our net cash flows provided by operating activities of continuing operations, which, after financial expense, coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps24,522 million, amounted to approximately Ps11,419 million.

For the year ended December 31, 2014, our net cash flows provided by operating activities included cash flows generated in working capital of approximately Ps1,475 million, which was primarily comprised of cash flows originated by other accounts receivable and other assets, trade payables and other accounts payable and accrued expenses, for an aggregate amount of approximately Ps7,539 million, partially offset by cash flows disbursed by trade receivable, net, and inventories for an aggregate amount of approximately Ps6,064 million.

During 2014, our net cash flows provided by operating activities of continuing operations after financial expense, coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps11,419 million were disbursed mainly in connection with (i) our net cash flows used in financing activities of approximately Ps8,625 million, which include repayment of our debt, net, and non-current liabilities for an aggregate amount of approximately Ps12,238 million, partially offset by our cash flows generated by the securitization of trade receivables and our derivative financial instruments for an aggregate amount of approximately Ps3,613 million and (ii) our net cash flows used in investing activities of continuing operations of Ps6,500 million, which include investing in property, machinery and equipment, net and other long term assets and others, net, for an aggregate amount of approximately Ps6,667 million, partially offset by our disposal of subsidiaries and associates, net, for an amount of Ps167 million.

2013. During 2013, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps3,568 million, there was a decrease in cash and cash equivalents of continuing operations of approximately Ps1,373 million. This decrease was generated by our net cash flows provided by investing activities of continuing operations of approximately Ps5,393 million, partially offset by our net cash flow provided by operating activities of continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps25,775 million, amounted to approximately Ps625 million, and by our net cash flows provided by financing activities of approximately Ps3,253 million.

For the year ended December 31, 2013, our net cash flows provided by operating activities included cash flows applied in working capital of approximately Ps4,237 million, which was primarily comprised of cash flows applied in trade receivable, net, other accounts receivable and other assets, inventories and other accounts payable and accrued expenses for an aggregate amount of approximately Ps5,098 million, partially offset by cash flows originated by trade payables for an amount of approximately Ps861 million.

During 2013, our net cash flows provided by operating activities after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps625 million, our net cash flows generated by financing activities of approximately Ps3,253 million, which include issuance of our debt, net, for an amount of approximately Ps5,933 million, partially offset by our cash flows used in the securitization of trade receivables, derivative financial instruments and non-current liabilities for an aggregate amount of approximately Ps2,680 million, were disbursed mainly in connection with our net cash flow used in investing activities of continuing operations of approximately Ps5,251 million, which include property, machinery and equipment, net, and other long-term assets and others, net for an aggregate amount of approximately Ps6,510 million, partially offset by disposal of subsidiaries and associates, net, for an amount of approximately Ps1,259 million.

As of December 31, 2015, we had the following lines of credit, the majority of which are subject to the bank’s availability at annual interest rates ranging between approximately 2.70% and 7.25%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Mexican Pesos)
Other lines of credit in foreign subsidiaries	6,454	4,762
Other lines of credit from banks	3,678	3,678

	10,132	8,440

Capital Expenditures

Our capital expenditures incurred for the years ended December 31, 2014 and 2015, and our expected capital expenditures during 2016, which include an allocation to 2016 of a portion of our total future committed amount, are as follows:

	Actual For the Year Ended December 31, Actual		Estimated in 2016
	2014	2015
	(in millions of U.S. Dollars)
Mexico	79	68	73
United States	202	216	209
Northern Europe
United Kingdom	45	57	28
Germany	29	22	19
France	27	32	21
Rest of Northern Europe	25	35	34
The Mediterranean
Spain	12	17	14

	Actual For the Year Ended December 31, Actual		Estimated in 2016
	2014	2015
	(in millions of U.S. Dollars)
Egypt	31	47	21
Rest of Mediterranean	21	15	22
SAC
Colombia	101	156	170
Rest of SAC	57	64	45
Asia
Philippines	52	21	17
Rest of Asia	4	3	3
Others	4	1	24

Continuing operations	689	754	700
Discontinued operations	—	10	—
Total consolidated	689	764	700

Of which
Expansion capital expenditures	186	252	245
Base capital expenditures	503	512	455

For the years ended December 31, 2014 and 2015, we recognized U.S.$689 million and U.S.$754 million in capital expenditures from our continuing operations, respectively. As of December 31, 2015, in connection with our significant projects, we had contractually committed capital expenditures of approximately U.S.$495 million, including our capital expenditures estimated to be incurred during 2016. This amount is expected to be incurred during 2016, based on the evolution of the related projects. Pursuant to the Credit Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$1 billion (excluding certain capital expenditures, joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are in the aggregate not to exceed U.S.$500 million (or its equivalent)).

Our Indebtedness

As of December 31, 2015, we had approximately Ps268,198 million (U.S.$15,566 million) (principal amount Ps271,611million (U.S.$15,764 million)) of total debt plus other financial obligations, which does not include approximately Ps7,581 million (U.S.$440 million) of Perpetual Debentures. See notes 16A, 16B and 20D to our 2015 audited consolidated financial statements included in the March 1 6-K. Of our total debt plus other financial obligations, approximately Ps15,805 million were short-term (including current maturities of long-term debt) and Ps252,393 million were long-term. As of December 31, 2015, approximately 82% of our total debt plus other financial obligations was Dollar-denominated, approximately 16% was Euro-denominated, approximately 2% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies.

On August 14, 2009, we entered into a financing agreement (the “2009 Financing Agreement”), which extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral loans and private placement notes to February 14, 2014. On July 5, 2012, we launched an exchange offer and consent request (the “Exchange Offer and Consent Request”) to eligible creditors under the 2009 Financing Agreement pursuant to which eligible creditors were requested to consent to certain amendments to the 2009 Financing Agreement (together, the “Amendment Consents”). In addition, we offered to exchange the indebtedness owed to such creditors under the 2009 Financing Agreement that were eligible to participate in the Exchange Offer and Consent Request (the “Participating Creditors”) for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of our June 2018 U.S. Dollar Notes (as defined in “Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes”), in each case, in transactions exempt from registration under the Securities Act.

On September 17, 2012, we successfully completed the refinancing transactions contemplated by the Exchange Offer and Consent Request (collectively, the “Refinancing Transaction”), and we and certain of our subsidiaries entered into (a) an amendment and restatement agreement, dated September 17, 2012 (the “Amendment and Restatement Agreement”), pursuant to which the Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) a facilities agreement (as amended, the “2012 Facilities Agreement”), pursuant to which we were deemed to incur loans from those Participating Creditors participating in the Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the Refinancing Transaction, participating creditors received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the June 2018 U.S. Dollar Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes, which had remained outstanding under the 2009 Financing Agreement as of September 17, 2012, were subsequently repaid in full, as a result of prepayments made in accordance with the 2012 Facilities Agreement.

On September 29, 2014, CEMEX, S.A.B. de C.V. entered into the Credit Agreement for U.S.$1.35 billion with nine of the main lending banks from its 2012 Facilities Agreement. On November 3, 2014, five additional banks joined the Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (increasing the revolving tranche of the Credit Agreement proportionally to U.S.$746 million).

On July 30, 2015, CEMEX, S.A.B. de C.V. repaid in full the total amount outstanding of approximately U.S.$1.94 billion under the 2012 Facilities Agreement with new funds from 21 financial institutions, which joined the Credit Agreement under new tranches. As a result, total commitments under the Credit Agreement include (i) approximately €621 million (approximately U.S.$675 million or approximately Ps11,624 million) and (ii) approximately U.S.$3,149 million (Ps54,257 million), out of which about U.S.$735 million (Ps12,664 million) are in a revolving credit facility. The Credit Agreement now has an amortization profile, considering all commitments, of approximately 10% in 2017; 25% in 2018; 25% in 2019; and 40% in 2020. As a result of this refinancing, we have no significant debt maturities in 2016 and 2017 other than the approximately U.S.$352 million (Ps6,065 million) of March 2016 Optional Convertible Subordinated U.S. Dollar Notes and approximately U.S.$373 million (Ps6,427 million) corresponding to the first amortization under the Credit Agreement in September 2017. See note 16B to our 2015 audited consolidated financial statements included in the March 1 6-K. CEMEX, S.A.B. de C.V. announced on February 1, 2016, its intention to redeem the remaining March 2016 Optional Convertible Subordinated U.S. Dollar Notes with cash on hand.

As part of the Credit Agreement, we pledged under pledge agreements or transferred to a trustee under a security trust substantially all the Collateral, to secure our payment obligations under the Credit Agreement, the Senior Secured Notes and under several other financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. See “Risk Factors—Risks Relating to our Business—We pledged the capital stock of subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Credit Agreement, the Senior Secured Notes and other financing arrangements.”

As of December 31, 2015, we had an aggregate principal amount of outstanding debt of approximately Ps52,763 million (U.S.$3,062 million) (principal amount Ps53,224 million (U.S.$3,089 million)), under the Credit Agreement. As of December 31, 2015, we had full availability under the U.S.$735 million revolving credit facility. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. See “Risk Factors—Risks Relating to Our Business—We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.” For a discussion of restrictions and covenants under the Credit Agreement, see “Risk Factors—Risks Relating to our Business—The Credit Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.”

For a description of the Senior Secured Notes, see “Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes.”

Some of our subsidiaries and special purpose vehicles have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	Senior Secured Notes	Credit Agreement	Perpetual Debentures	CBs(1)
Amount outstanding as of December 31, 2015(2)	U.S.$9,978 million (Ps171,923 million) (principal amount U.S.$10,067 million (Ps173,462 million))	U.S.$3,062 million (Ps52,763 million) (principal amount U.S.$3,089 million (Ps53,224 million))	U.S.$596 million (Ps10,275 million)	U.S.$36 million (Ps627 million) CEMEX, S.A.B. de C.V.
CEMEX México	✓	✓	✓	✓
CEMEX Concretos, S.A. de C.V.	✓	✓	✓	✓
Empresas Tolteca de México, S.A. de C.V.	✓	✓
New Sunward	✓	✓		✓
CEMEX España	✓	✓	✓
CEMEX Asia B.V.	✓	✓
CEMEX Corp.	✓	✓
CEMEX Finance LLC	✓	✓
CEMEX Egyptian Investments B.V.	✓	✓
CEMEX Egyptian Investments II B.V.	✓	✓
CEMEX France Gestion (S.A.S.)	✓	✓
CEMEX Research Group AG	✓	✓
CEMEX Shipping B.V.	✓	✓

(1)	Includes long-term secured CBs (Certificados Bursátiles).
(2)	Includes Senior Secured Notes and Perpetual Debentures held by CEMEX, as applicable.

In addition, as of December 31, 2015, (i) CEMEX Materials LLC is a borrower of Ps283 million (U.S.$16 million) under other debt facilities and other financial obligations, and of Ps2,720 million (U.S.$158 million) (principal amount Ps2,585 million (U.S.$150 million)) under an indenture, which is guaranteed by CEMEX Corp.; and (ii) several of our other operating subsidiaries were borrowers under debt facilities and other financial obligations aggregating Ps1,303 million (U.S.$76 million).

Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital expenditure programs. Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, securitizations, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

The moderate growth of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V. common stock, CPOs and ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including indebtedness under the Credit Agreement. Although we have been able to raise debt, equity and equity-linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

If the global economic environment deteriorates and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if the proceeds of any divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

We and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

Relevant Transactions Related to Our Indebtedness During 2015

As of December 31, 2015, we had approximately Ps268,198 million (U.S.$15,566 million) (principal amount Ps271,611 million (U.S.$15,764 million)) of total debt plus other financial obligations, which does not include approximately Ps7,581 million (U.S.$440 million) of Perpetual Debentures. As of December 31, 2015, approximately 82% of our total debt plus other financial obligations was Dollar-denominated, approximately 16% was Euro-denominated, approximately 2% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies. Our financing activities through December 31, 2014 are described in the 2014 Annual Report. The following is a description of our most important transactions related to our indebtedness in 2015:

•	On January 11, 2015, CEMEX, S.A.B. de C.V. redeemed approximately U.S.$217 million aggregate principal amount of its 9.000% Senior Secured Notes due 2018 (the “January 2018 U.S. Dollar Notes”) and its 9.000% Senior Secured Notes due 2018 (the “Additional January 2018 U.S. Dollar Notes”) (the “January 2015 Redemption”); and paid the aggregate premiums to the holders of such notes for approximately U.S.$10 million (Ps147 million).

•	On March 3, 2015, CEMEX, S.A.B. de C.V. issued U.S.$750 million aggregate principal amount of its 6.125% Senior Secured Notes due 2025 (the “May 2025 U.S. Dollar Notes”) and €550 million aggregate amount of its 4.375% Senior Secured Notes due 2023 (the “March 2023 Euro Notes” and, together with the May 2025 U.S. Dollar Notes, (the “May 2025 U.S. Dollar and March 2023 Euro Notes”)). The net proceeds were used to fund the redemption and/or repurchase of (i) the Floating Rate Senior Secured Notes due 2015 (the “September 2015 Floating Rate U.S. Dollar Notes”), issued by CEMEX, (ii) the January 2018 U.S. Dollar Notes, issued by CEMEX, and/or (iii) the 9.250% Senior Secured Notes due 2020 (the “May 2020 U.S. Dollar Notes”), issued by CEMEX España, S.A., acting through its Luxembourg Branch, and the remainder, if any, for general corporate purposes, including the repayment of indebtedness under the Credit Agreement and other indebtedness.

•	On March 13, 2015, CEMEX, S.A.B. de C.V. issued the March 2020 Convertible Subordinated U.S. Dollar Notes to the holders of the Contingent Convertible Units, in respect of which Note Purchase Contracts have been exercised, in exchange for a cash payment of U.S.$200 million. The proceeds of the issuance of the March 2020 Convertible Subordinated U.S. Dollar Notes were used to substantially finance the full payment at maturity of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes.

•	On March 30, 2015, CEMEX, S.A.B. de C.V. redeemed the remaining of approximately U.S.$344 million aggregate principal amount of the January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes (the “March 2015 Redemption”);

•	On May 21, 2015, CEMEX, S.A.B. de C.V. entered into a series of private exchange agreements with certain institutional investors to exchange approximately U.S.$626 million aggregate amount of its March 2016 Optional Convertible Subordinated U.S. Dollar Notes held by such investors for (i) U.S.$321 million aggregate principal amount of 3.72% Convertible due 2020 issued by CEMEX, S.A.B. de C.V. (the “May 2020 Optional Convertible Subordinated Notes”) and (ii) an estimated 42 million ADSs.

•	On July 30, 2015, CEMEX, S.A.B. de C.V. repaid in full the total amount outstanding of approximately U.S.$1.94 billion under the 2012 Facilities Agreement with new funds from 21 financial institutions. These lenders have joined the Credit Agreement under new tranches, allowing us to increase the average life of our syndicated bank debt to approximately four years. As a result, total commitments under the Credit Agreement include approximately €621million (approximately U.S.$675 million or approximately Ps11,624 million) and approximately U.S.$3,149 million (Ps54,257 million), out of which about U.S.$735 million (Ps12,664 million) are in a revolving credit facility. The Credit Agreement now has an amortization profile, considering all commitments, of approximately 10% in 2017; 25% in 2018; 25% in 2019; and 40% in 2020. The new tranches share the same guarantors and collateral package as the original tranches under the Credit Agreement.

We used a substantial portion of the proceeds from these transactions to repay and refinance indebtedness, to improve our liquidity position and for general corporate purposes. Through these and prior refinancing transactions, we addressed all maturities under the 2009 Financing Agreement and the 2012 Facilities Agreement. For a description of the recent amendments to the Credit Agreement, see “Recent Developments––Recent Developments Relating to the Credit Agreement and Our Assets Divestiture Plans.”

Our Other Financial Obligations

Other financial obligations in the consolidated balance sheet as of December 31, 2014 and 2015 are detailed as follows:

	December 31, 2014				December 31, 2015
	Short- term		Long- term	Total	Short- term	Long- term	Total
May 2020 Optional Convertible Subordinated U.S. Dollar Notes	Ps	—	—	—	—	8,569	8,569
March 2018 Optional Convertible Subordinated U.S. Dollar Notes		—	8,891	8,891	—	10,826	10,826
March 2016 Optional Convertible Subordinated U.S. Dollar Notes		—	13,642	13,642	6,007	—	6,007
March 2015 Optional Convertible Subordinated U.S. Dollar Notes		2,983	—	2,983	—	—	—
November 2019 Mandatory Convertible Mexican Peso Notes		206	1,194	1,400	239	961	1,200
Liabilities secured with accounts receivable		8,063	1,700	9,763	9,071	1,430	10,501
Capital leases		260	1,656	1,916	270	1,482	1,752

	Ps	11,512	27,083	38,595	15,587	23,268	38,855

As mentioned in note 2F to our 2015 audited consolidated financial statements included in the March 1 6-K, financial instruments convertible into CEMEX, S.A.B de C.V.’s CPOs and/or ADSs contain components of both liability and equity, which are recognized differently depending on whether the instrument is mandatorily convertible, or is optionally convertible by election of the note holders, as well as the currency in which the instrument is denominated.

March 2020 Optional Convertible Subordinated U.S. Dollar Notes

During 2015, CEMEX, S.A.B. de C.V. issued U.S.$521 million (Ps8,977 million) aggregate principal amount of 3.72% convertible subordinated notes due in March 2020 (the “March 2020 Optional Convertible Subordinated U.S. Dollar Notes”). The March 2020 Optional Convertible Subordinated U.S. Dollar Notes were issued: a) U.S.$200 million as a result of the exercise in March 13, 2015 of U.S.$200 million notional amount of Contingent Convertible Units (“CCUs”) (described below), and b) U.S.$321 million as a result of the exchange with certain institutional investors in May 21, 2015, which together with early conversions, resulted in a total of approximately U.S.$626 million aggregate principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes held by such investors being paid and the issuance and delivery by CEMEX of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The 2020 Convertible Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the 2016 Convertible Notes and the 42 million ADSs against the fair value of the March 2020 Optional Convertible Subordinated U.S. Dollar Notes, represented a loss of approximately Ps365 million recognized in 2015 as part of other financial (expense) income, net. As of December 31, 2015, the conversion price per ADS was approximately U.S.$11.90. The aggregate fair value of the conversion option as of the issuance dates which amounted to approximately Ps199 million was recognized in other equity reserves. After antidilution adjustments, the conversion rate as of December 31, 2015 was 84.0044 ADS per each U.S.$1 thousand principal amount of such notes. See note 16B to our 2015 audited consolidated financial statements included in the March 1 6-K.

March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$978 million (Ps11,632 million) aggregate principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and U.S.$690 million (Ps8,211 million) principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs, and are subject to antidilution adjustments. As of December 31, 2014 and 2015, the conversion price per ADS was approximately U.S.$9.65 dollars and U.S.$9.27 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2014 and 2015 was 103.6741 ADS and 107.8211 ADS, respectively, per each U.S.$1 thousand principal amount of such notes. Concurrent with the offering, a portion of the net proceeds from this transaction were used to fund the purchase of capped call options, which are generally expected to reduce the potential dilution cost to us upon the potential conversion of such notes. See notes 16B and 16D to our 2015 audited consolidated financial statements included in the March 1 6-K. After the exchange of notes described in the paragraph above, as of December 31, 2015, U.S.$352 million of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes remain outstanding. During 2015, CEMEX amended a portion of the capped calls entered into in March 2011 with the purpose of unwinding the position, as a result we received an aggregate amount of approximately U.S.$44 million (Ps758 million) in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call. See note 16D to our 2015 audited consolidated financial statements included in the March 1 6-K. CEMEX, S.A.B. de C.V. announced on February 1, 2016, its intention to redeem the remaining March 2016 Optional Convertible Subordinated U.S. Dollar Notes with cash on hand.

March 2015 Optional Convertible Subordinated U.S. Dollar Notes

On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715 million (Ps8,837 million) aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes, which were subordinated to all of our liabilities and commitments, and were convertible into a fixed number of CEMEX S.A.B. de C.V.’s ADSs, at the holder’s election considering antidilution adjustments. As described above, in March 2015, CEMEX, S.A.B. de C.V. repaid at maturity the remaining balance of these notes. As of December 31, 2014, the conversion price per ADS was approximately U.S.$11.18 dollars. After antidilution adjustments, the conversion rate as of December 31, 2014 was 89.4729 ADS, per each U.S.$1 thousand principal amount of such notes. Concurrent with the offering, a portion of the proceeds were used to enter into a capped call transaction that was expected to generally reduce the potential dilution cost to us upon the potential conversion of the notes. See notes 16B and 16D to our 2015 audited consolidated financial statements included in the March 1 6-K.

On several dates during 2014, we agreed with certain institutional holders the early conversion of approximately U.S.$511 million in aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes in exchange for approximately 50.4 million ADSs, which included the number of additional ADSs issued to the holders as non-cash inducement premiums. As a result of the early conversion agreements the liability component of the converted notes of approximately Ps6,483 million, was reclassified from other financial obligations to other equity reserves. In addition, considering the issuance of shares, we increased common stock for Ps4 million and additional paid-in capital for Ps8,037 million against other equity reserves, and recognized expense for the inducement premiums of approximately Ps957 million, representing the fair value of the ADSs at the issuance dates, in the statement of operations in 2014 within “Other financial (expense) income, net.” As of December 31, 2014, the outstanding principal amount of the 2015 Convertible notes was of approximately U.S.$204 million. See note 16B to our 2015 audited consolidated financial statements included in the March 1 6-K.

On October 3, 2014, pursuant to a private offer, CEMEX, S.A.B. de C.V. issued U.S.$200 million (Ps2,948 million) CCUs in connection with the March 2015 Optional Convertible Subordinated U.S. Dollar Notes, by means of which, in exchange for monthly payments by us to the holders of the CCUs at the annual rate of 3.0% on the notional amount, we secured the refinancing for any of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes that would mature without conversion up to U.S.$200 million of the principal amount. Based on the contract of the CCUs, the holders invested the U.S.$200 million in treasury bonds of the United States, and irrevocably agreed that such investment would be applied, if necessary, in March 2015, to subscribe new convertible notes of CEMEX, S.A.B. de C.V. for up to U.S.$200 million. As previously mentioned, in March 13, 2015, we exercised the CCUs and issued U.S.$200 million aggregate principal amount of the 2020 Convertible Notes to the holders of such CCUs. We used the proceeds from the exercise of CCUs and the corresponding issuance of U.S.$200 million of the March 2020 Optional Convertible Subordinated U.S. Dollar Notes to partially repay at their maturity in March 15, 2015, U.S.$204 million of the remaining aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes described above. See note 16B to our 2015 audited consolidated financial statements included in the March 1 6-K.

November 2019 Mandatory Convertible Mexican Peso Notes

In December 2009, CEMEX, S.A.B. de C.V. completed an exchange offer of debt into mandatorily convertible securities in pesos for approximately U.S.$315 million (Ps4,126 million) with maturity in 2019 and annual rate of 10% (the “2019 Mandatorily Convertible Securities”). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches approximately Ps29.50 pesos into approximately 210 million CPOs at a conversion price of approximately Ps19.66 pesos per CPO. During their tenure, holders have an option to voluntarily convert their securities, on any interest payment date into CPOs. Considering the currency in which the notes are denominated and the functional currency of the Parent Company’s financing division. See note 2D to our 2015 audited consolidated financial statements included in the March 1 6-K. the conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value through the statement of operations, recognizing an initial effect of Ps365 million. Changes in fair value of the conversion option generated losses of approximately U.S.$10 million (Ps135 million) in 2013, gains of approximately U.S.$11 million (Ps159 million) in 2014 and gains of approximately U.S.$18 million (Ps310 million) in 2015. See note 16B to our 2015 audited consolidated financial statements included in the March 1 6-K.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the United States, France and the United Kingdom, are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2014 and 2015, trade accounts receivable include receivables of Ps11,538 million (U.S.$783 million) and Ps12,858 million (U.S.$746 million), respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, we retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps1,775 million and Ps2,357 million as of December 31, 2014 and 2015, respectively. Therefore, the funded amount to CEMEX was Ps9,763 million (U.S.$662 million) in 2014 and Ps10,501 million (U.S.$609 million) in 2015. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps298 million (U.S.$22 million) and Ps249 million (U.S.$16 million) in 2014 and 2015, respectively. Our securitization programs are negotiated for specific periods and may be renewed at their maturity. The securitization programs outstanding as of December 31, 2015 in Mexico, France and the United Kingdom, mature in March 2017. The securitization program in the United States matures on March 17, 2016, and is expected to be renewed prior to its maturity. See note 9 to our 2015 audited consolidated financial statements included in the March 1 6-K.

Capital leases

As of December 31, 2014 and 2015, we held several operating buildings and mainly mobile equipment, under capital lease contracts for a total of approximately U.S.$130 million (Ps1,916 million) and U.S.$102 million (Ps1,752 million), respectively. See note 16B to our 2015 audited consolidated financial statements included in the March 1 6-K. Future payments associated with these contracts are presented in note 23E to our 2015 audited consolidated financial statements included in the March 1 6-K.

Our Equity Forward Arrangements

As of December 31, 2014 and 2015, CEMEX had a forward contract to be settled in cash maturing in October 2016 over the price, in both years, of 59.5 million CPOs of Axtel, S.A.B. de C.V. (“Axtel”), a Mexican telecommunications company traded in the Mexican Stock Exchange (“MSE”). CEMEX negotiated this contract to maintain the exposure to changes in the price of this entity. Changes in the fair value of this instrument generated losses of approximately U.S.$9 million (Ps133 million) in 2014, and gains of approximately U.S.$15 million (Ps258 million) in 2015 recognized in our statements of operations for each period. In October 2015, Axtel announced its merger with Alestra, a Mexican provider of information technology solutions and member of the Alfa Group whose merger became effective on February 15, 2016. In connection with this merger, on January 6, 2016, CEMEX settled in cash the forward contract it maintained in shares of Axtel. See notes 16D and 26 to our 2015 audited consolidated financial statements included in the March 1 6-K.

Perpetual Debentures

The perpetual debentures represent: (i) U.S. Dollar-Denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, (ii) U.S. Dollar-Denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited, (iii) U.S. Dollar-Denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited, and (iv) Euro-Denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited (together, the “Perpetual Debentures”). As of December 31, 2014 and 2015, non-controlling interest stockholders’ equity included approximately U.S.$466 million (Ps6,869 million) and U.S.$440 million (Ps7,581 million), respectively, representing the notional amount of Perpetual Debentures. The Perpetual Debentures have no fixed maturity date and do not represent contractual obligations to exchange any series of its outstanding Perpetual Debentures for financial assets or financial liabilities. Based on their characteristics, the Perpetual Debentures, issued through Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest as they were issued by consolidated entities, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within “Other equity reserves” and represented expenses of approximately Ps420 million and Ps432 million in 2014 and 2015, respectively. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our 2015 audited consolidated financial statements included in the March 1 6-K. As of December 31, 2015, the Perpetual Debentures were as follows:

Issuer	Issuance date	Nominal Amount at Issuance Date (in millions)		Nominal amount Outstanding as of December 31, 2015 (in millions)		Repurchase option	Interest rate
C10-EUR Capital (SPV) Ltd.	May 2007		€730		€64	Tenth anniversary	6.277%
C8 Capital (SPV) Ltd.(1)	February 2007	U.S.$	750	U.S.$	135	Eighth anniversary	LIBOR + 440%
C5 Capital (SPV) Ltd. (1)	December 2006	U.S.$	350	U.S.$	61	Fifth anniversary	LIBOR + 427.7%
C10 Capital (SPV) Ltd.	December 2006	U.S.$	900	U.S.$	175	Tenth anniversary	6.772%

(1)	We are restricted to call these Perpetual Debentures under the Credit Agreement.

Stock Repurchase Program

Under Mexican law, CEMEX, S.A.B. de C.V.’s shareholders may authorize a stock repurchase program at CEMEX, S.A.B. de C.V.’s Ordinary General Shareholders’ Meetings. Unless otherwise instructed by CEMEX, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2013, 2014 and 2015 Ordinary General Shareholders’ Meetings held on March 20, 2014, March 26, 2015, and March 31, 2016, respectively, no stock repurchase program has been proposed between March 2013 and the date of this 6-K. Subject to certain exceptions, we are not permitted to repurchase shares of our capital stock under the Credit Agreement and the indentures governing the Senior Secured Notes.

Research and Development, Patents and Licenses, etc.

Headed by CEMEX Research Group AG (“CEMEX Research Group”), based in Switzerland, research and development (“R&D”) is increasingly assuming a key role as it is recognized as an important contributor to CEMEX’s comprehensive pricing strategy for CEMEX’s products. Through the development of innovative technologies, services, and commercial models, CEMEX is leveraging its know-how based assets to create an important differentiation in its offerings to customers in a broad range of markets with unique challenges. Focus is placed on creating tangible value for our customers by making their business more profitable, but more importantly, as leaders in the industry, there is an underlying mission for CEMEX to elevate and accelerate the industry’s evolution in order to achieve greater sustainability, increase engagement in social responsibility and provoke an important leap in its technological advancement.

CEMEX’s R&D initiatives are globally led, coordinated and managed by CEMEX Research Group, which encompasses the areas of Product Development & Construction Trends, Cement Production Technology, Sustainability, Business Process & IT, Innovation, and Commercial & Logistics. The areas of Product Development & Construction Trends and Cement Production Technology are responsible for, among others, developing new products for our cement, ready-mix concrete, aggregate and admixture businesses as well as introduce novel and/or improved processing and manufacturing technology for all of CEMEX’s core businesses. Additionally, the Product Development & Construction Trends and Sustainability areas collaborate to develop and propose construction solutions through consulting and the integration of the aforementioned technologies. The Cement Production Technology and Sustainability areas are dedicated to, among others, operational efficiencies leading to cost reductions and enhancing our CO2 footprint and overall environmental impact through the usage of alternative or biomass fuels and the use of supplementary materials in substitution of clinker. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Global products/brands have been conceptualized and engineered to positively impact the jobsite safety, promote efficient construction practices, sensibly preserve natural resources vital to life, lower carbon foot-print and improve the quality of life in rapidly transforming cities. Underlying CEMEX’s R&D philosophy is a growing culture of global collaboration and coordination, where the Innovation Team identifies and promotes novel collaboration practices, and mobilizes its adoption within CEMEX. Getting closer and understanding our customers is a fundamental transformation within CEMEX, and consequently the Commercial & Logistics area is carrying out research initiatives to better attend the needs of customers as well as identify key changes in our supply chain management that will enable us to bring products, solutions, and services to our customers in the most cost-effective and efficient manner.

There are nine laboratories supporting CEMEX’s R&D efforts under a collaboration network. The laboratories are strategically located in close proximity to our plants, and assist the operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. The laboratory located in Switzerland is continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, sustainability as well as in energy management. In addition, CEMEX Research Group actively generates as well as registers patents and pending applications in many of the countries in which CEMEX operates. Patents and trade secrets are managed strategically in order to ensure an important technology lock-ins associated with CEMEX technology.

Our Information Technology divisions develop information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment. More importantly, thanks to the activities of the Business Process and IT departments, CEMEX is continuously improving and innovating its business processes to adapt them to the dynamically evolving markets, and better serve CEMEX’s needs.

R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately five years.

In 2013, 2014 and 2015, the total combined expense of the technology and energy departments in CEMEX, which includes all significant R&D activities, amounted to approximately Ps494 million (U.S.$38 million), Ps538 million (U.S.$36 million) and Ps660 million (U.S.$41 million), respectively.

Trend Information

Other than as disclosed elsewhere in this 6-K, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material and adverse effect on our net sales, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Summary of Material Contractual Obligations and Commercial Commitments

The Credit Agreement

On September 29, 2014, we entered into the Credit Agreement for U.S.$1.35 billion, with nine of the main lending banks from our 2012 Facilities Agreement. On November 3, 2014, five additional banks joined the Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (increasing the revolving tranche of the Credit Agreement proportionally to U.S.$746 million). On July 30, 2015, CEMEX, S.A.B. de C.V. repaid in full the total amount outstanding of approximately U.S.$1.94 billion under the 2012 Facilities Agreement with new funds from 21 financial institutions. These lenders have joined the Credit Agreement under new tranches, allowing us to increase the average life of our syndicated bank debt to approximately 4 years as of such date.

As a result, total commitments under the Credit Agreement include approximately €621 million (U.S.$675 million or Ps11,624 million) and approximately U.S.$3,149 million (Ps54,257 million), out of which about U.S.$735 million (Ps12,664 million) are in a revolving credit facility. The Credit Agreement now has an amortization profile, considering all commitments, of approximately 10% in 2017; 25% in 2018; 25% in 2019; and 40% in 2020. The new tranches share the same guarantors and collateral package as the original tranches under the Credit Agreement. As a result of this refinancing, we have no significant debt maturities in 2016 and 2017 other than the approximately U.S.$352 million (Ps6,065 million) of March 2016 Optional Convertible Subordinated U.S. Dollar Notes (see note 16B to our 2015 audited consolidated financial statements included in the March 1 6-K) and approximately U.S.$373 million (Ps6,427 million) corresponding to the first amortization under the Credit Agreement in September 2017. See “Liquidity and Capital Resources—Our Indebtedness.”

As of December 31, 2015, we had an aggregate principal amount of outstanding debt under the Credit Agreement of approximately Ps52,763 million (U.S.$3,062 million) (principal amount Ps53,224 million (U.S.$3,089 million)). The Credit Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

For a discussion of restrictions and covenants under the Credit Agreement, see “Risk Factors—Risks Relating to Our Business—The Credit Agreement contains several restrictions and covenants. Our failure to comply with such March 2015 Optional Convertible Subordinated U.S. Dollar Notes restrictions and covenants could have a material adverse effect on us.”

Senior Secured Notes

The indentures governing the Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) create liens; (ii) incur in additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the Credit Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions; and (xii) exercise any call option in relation to any perpetual bonds issues unless the exercise of the call options does not have a materially negative impact on our cash flow.

April 2019 U.S. Dollar and Euro Notes. On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued U.S.$703,861,000 aggregate principal amount of its 9.875% U.S. Dollar-Denominated senior secured notes due 2019 and €179,219,000 aggregate principal amount of its 9.875% Euro-Denominated senior secured notes due 2019 (together, the “April 2019 U.S. Dollar and Euro Notes”), in exchange for Perpetual Debentures and Eurobonds pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act. Such exchange offers were made within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who participated in the transactions in accordance with Regulation S. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, CEMEX Asia B.V. (“CEMEX Asia”), CEMEX Concretos, S.A. de C.V. (“CEMEX Concretos”), CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments B.V. (“CEMEX Egyptian Investments”), CEMEX Egyptian Investments II B.V. (“CEMEX Egyptian Investments II”), CEMEX France Gestion (S.A.S.) (“CEMEX France”), CEMEX Research Group, CEMEX Shipping B.V. (“CEMEX Shipping”), CEMEX UK and Empresas Tolteca de México, S.A. de C.V. (“Empresas Tolteca”) have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the April 2019 U.S. Dollar and Euro Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

June 2018 U.S. Dollar Notes. In connection with the Refinancing Transaction, on September 17, 2012, CEMEX, S.A.B. de C.V. issued U.S.$500 million aggregated principal amount of its 9.50% Senior Secured Notes due June 2018 (the “June 2018 U.S. Dollar Notes”) to participating creditors that elected to receive the June 2018 U.S. Dollar Notes in place of all or a portion of their indebtedness subject to the 2009 Financing Agreement. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the June 2018 U.S. Dollar Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

October 2022 U.S. Dollar Notes. On October 12, 2012, our subsidiary, CEMEX Finance LLC, issued U.S.$1.5 billion aggregate principal amount of its 9.375% senior secured notes due 2022 (the “October 2022 U.S. Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the October 2022 U.S. Dollar Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2019 U.S. Dollar Notes. On March 25, 2013, CEMEX, S.A.B. de C.V. issued U.S.$600 million aggregate principal amount of its 5.875% Senior Secured Notes due 2019 (the “March 2019 U.S. Dollar Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2019 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

December 2019 U.S. Dollar Notes. On August 12, 2013, CEMEX, S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of its 6.5% Senior Secured Notes due 2019 (the “December 2019 U.S. Dollar Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance

LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the December 2019 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2021 Fixed Rate U.S. Dollar and 2018 Floating Rate U.S. Dollar Notes. On October 2, 2013, CEMEX, S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of its 7.25% Senior Secured Notes due 2021 (the “January 2021 Fixed Rate U.S. Dollar Notes”) and U.S.$500 million aggregate amount of its Floating Rate Senior Secured Notes due 2018 (the “October 2018 Floating Rate U.S. Dollar Notes” and, together with the January 2021 Fixed Rate U.S. Dollar Notes (the “January 2021 Fixed Rate U.S. Dollar and 2018 Floating Rate U.S. Dollar Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2021 Fixed Rate U.S. Dollar and 2018 Floating Rate U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

April 2024 U.S. Dollar and April 2021 Euro Notes. On April 1, 2014, CEMEX Finance LLC issued U.S.$1.0 billion aggregate principal amount of its 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024 (the “April 2024 U.S. Dollar Notes”) and €400 million aggregate principal amount of its 5.250% Euro-Denominated Senior Secured Notes due 2021 (the “April 2021 Euro Notes” and, together with the April 2024 U.S. Dollar Notes (the “April 2024 U.S. Dollar and the 2021 Euro Notes”)), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the April 2024 U.S. Dollar and 2021 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2025 U.S. Dollar and January 2022 Euro Notes. On September 11, 2014, CEMEX, S.A.B. de C.V. issued the $1.1 billion aggregate principal amount of its 5.700% Senior Secured Notes due 2025 (the “January 2025 U.S. Dollar Notes”) and €400 million aggregate principal amount of its 4.750% Senior Secured Notes due 2022 (the “January 2022 Euro Notes” and, together with the January 2025 U.S. Dollar Notes (the “January 2025 U.S. Dollar and January 2022 Euro Notes”)), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments, Cemex Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK, have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2025 U.S. Dollar and January 2022 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

May 2025 U.S. Dollar and March 2023 Euro Notes. On March 3, 2015, CEMEX, S.A.B. de C.V. issued $750 million aggregate principal amount of its 6.125% Senior Secured Notes due 2025 (the “May 2025 U.S. Dollar Notes”) and €550 million aggregate amount of its 4.375% Senior Secured Notes due 2023 (the “March 2023 Euro Notes” and, together with the May 2025 U.S. Dollar Notes, (the “May 2025 U.S. Dollar and March 2023 Euro Notes”)), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments, Cemex Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK, have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the May 2025 U.S. Dollar and March 2023 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

May 2020 U.S. Dollar Notes. In May 2010, CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of its 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020 (the “May 2020 U.S. Dollar Notes”) and €115,346,000 aggregate principal amount of its 8.875% Euro-Denominated Senior Secured Notes due 2017 (the “May 2017 Euro Notes” and, together with the May 2020 U.S. Dollar Notes, the “May 2020 U.S. Dollar and 2017 Euro Notes”), in exchange for the U.S. Dollar-Denominated 6.196% Fixed-to-Floating Rate Callable perpetual debentures issued by C5 Capital (SPV) Limited, U.S. Dollar-Denominated 6.64% Fixed-to-Floating Rate Callable perpetual debentures issued by C8 Capital (SPV) Limited, U.S. Dollar-Denominated 6.722% Fixed-to-Floating Rate Callable perpetual debentures issued by C10 Capital (SPV) Limited and Euro-Denominated 6.277% Fixed-to-Floating Rate Callable perpetual debentures issued by C10-EUR Capital (SPV) Limited, pursuant to a private placement exchange offer.

Convertible Notes

March 2020 Optional Convertible Subordinated U.S. Dollar Notes. During 2015, CEMEX, S.A.B. de C.V. issued U.S.$521 million (Ps8,977 million) aggregate principal amount of 3.72% convertible subordinated notes due in March 2020 (the “March 2020 Optional Convertible Subordinated U.S. Dollar Notes”). The March 2020 Optional Convertible Subordinated U.S. Dollar Notes were issued: a) U.S.$200 million as a result of the exercise in March 13, 2015 of U.S.$200 million notional amount of CCUs (described below), and b) U.S.$321 million as a result of the exchange with certain institutional investors in May 21, 2015, which together with early conversions, resulted in a total of approximately U.S.$626 million aggregate principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes held by such investors being paid and the issuance and delivery by CEMEX of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The 2020 Convertible Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the 2016 Convertible Notes and the 42 million ADSs against the fair value of the March 2020 Optional Convertible Subordinated U.S. Dollar Notes, represented a loss of approximately Ps365 million recognized in 2015 as part of other financial (expense) income, net. As of December 31, 2015, the conversion price per ADS was approximately U.S.$11.90. The aggregate fair value of the conversion option as of the issuance dates which amounted to approximately Ps199 million was recognized in other equity reserves. After antidilution adjustments, the conversion rate as of December 31, 2015 was 84.0044 ADS per each U.S.$1 thousand principal amount of such notes. See note 16B to our 2015 audited consolidated financial statements included in the March 1 6-K.

March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes. On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$978 million (Ps11,632 million) aggregate principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and U.S.$690 million (Ps8,211 million) principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs, and are subject to antidilution adjustments. As of December 31, 2014 and 2015, the conversion price per ADS was approximately U.S.$9.65 dollars and U.S.$9.27 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2014 and 2015 was 103.6741 ADS and 107.8211 ADS, respectively, per each U.S.$1 thousand principal amount of such notes. Concurrent with the offering, a portion of the net proceeds from this transaction were used to fund the purchase of capped call options, which are generally expected to reduce the potential dilution cost to us upon the potential conversion of such notes. See notes 16B and 16D to our 2015 audited consolidated financial statements included in the March 1 6-K. After the exchange of notes described in the paragraph above, as of December 31, 2015, U.S.$352 million of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes remain outstanding. During 2015, CEMEX amended a portion of the capped calls entered into in March 2011 with the purpose of unwinding the position, as a result we received an aggregate amount of approximately U.S.$44 million (Ps758 million) in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call. See note 16D to our 2015 audited consolidated financial statements included in the March 1 6-K. CEMEX, S.A.B. de C.V. announced on February 1, 2016, its intention to redeem the remaining March 2016 Optional Convertible Subordinated U.S. Dollar Notes with cash on hand.

March 2015 Optional Convertible Subordinated U.S. Dollar Notes. On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715 million (Ps8,837 million) aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes, which were subordinated to all of our liabilities and commitments, and were convertible into a fixed number of CEMEX S.A.B. de C.V.’s ADSs, at the holder’s election considering antidilution adjustments. As described above, in March 2015, CEMEX, S.A.B. de C.V. repaid at maturity the remaining balance of these notes. As of December 31, 2014, the conversion price per ADS was approximately U.S.$11.18 dollars. After antidilution adjustments, the conversion rate as of December 31, 2014 was 89.4729 ADS, per each U.S.$1 thousand principal amount of such notes. Concurrent with the offering, a portion of the proceeds were used to enter into a capped call transaction that was expected to generally reduce the potential dilution cost to us upon the potential conversion of the notes. See notes 16B and 16D to our 2015 audited consolidated financial statements included in the March 1 6-K.

On several dates during 2014, we agreed with certain institutional holders the early conversion of approximately U.S.$511 million in aggregate principal amount of the March 2015 Optional Convertible

Subordinated U.S. Dollar Notes in exchange for approximately 50.4 million ADSs, which included the number of additional ADSs issued to the holders as non-cash inducement premiums. As a result of the early conversion agreements the liability component of the converted notes of approximately Ps6,483 million, was reclassified from other financial obligations to other equity reserves. In addition, considering the issuance of shares, we increased common stock for Ps4 million and additional paid-in capital for Ps8,037 million against other equity reserves, and recognized expense for the inducement premiums of approximately Ps957 million, representing the fair value of the ADSs at the issuance dates, in the statement of operations in 2014 within “Other financial (expense) income, net.” As of December 31, 2014, the outstanding principal amount of the 2015 Convertible notes was of approximately U.S.$204 million. See note 16B to our 2015 audited consolidated financial statements included in the March 1 6-K.

On October 3, 2014, pursuant to a private offer, CEMEX, S.A.B. de C.V. issued U.S.$200 million (Ps2,948 million) CCUs in connection with the March 2015 Optional Convertible Subordinated U.S. Dollar Notes, by means of which, in exchange for monthly payments by us to the holders of the CCUs at the annual rate of 3.0% on the notional amount, we secured the refinancing for any of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes that would mature without conversion up to U.S.$200 million of the principal amount. Based on the contract of the CCUs, the holders invested the U.S.$200 million in treasury bonds of the United States, and irrevocably agreed that such investment would be applied, if necessary, in March 2015, to subscribe new convertible notes of CEMEX, S.A.B. de C.V. for up to U.S.$200 million. As previously mentioned, in March 13, 2015, we exercised the CCUs and issued U.S.$200 million aggregate principal amount of the 2020 Convertible Notes to the holders of such CCUs. We used the proceeds from the exercise of CCUs and the corresponding issuance of U.S.$200 million of the March 2020 Optional Convertible Subordinated U.S. Dollar Notes to partially repay at their maturity in March 15, 2015, U.S.$204 million of the remaining aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes described above. See note 16B to our 2015 audited consolidated financial statements included in the March 1 6-K.

November 2019 Mandatory Convertible Mexican Peso Notes. In December 2009, CEMEX, S.A.B. de C.V. completed an exchange offer of debt into mandatorily convertible securities in pesos for approximately U.S.$315 million (Ps4,126 million) with maturity in 2019 and annual rate of 10% (the “2019 Mandatorily Convertible Securities”). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches approximately Ps29.50 pesos into approximately 210 million CPOs at a conversion price of approximately Ps19.66 pesos per CPO. During their tenure, holders have an option to voluntarily convert their securities, on any interest payment date into CPOs. Considering the currency in which the notes are denominated and the functional currency of the Parent Company’s financing division. See note 2D to our 2015 audited consolidated financial statements included in the March 1 6-K. the conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value through the statement of operations, recognizing an initial effect of Ps365 million. Changes in fair value of the conversion option generated losses of approximately U.S.$10 million (Ps135 million) in 2013, gains of approximately U.S.$11 million (Ps159 million) in 2014 and gains of approximately U.S.$18 million (Ps310 million) in 2015. See note 16B to our 2015 audited consolidated financial statements included in the March 1 6-K.

Commercial Commitments

In April 2008, Citibank entered into put option transactions on CEMEX, S.A.B. de C.V. CPOs with a Mexican trust that we established on behalf of its Mexican pension fund and certain of CEMEX board members and current and former employees (the “Participating Individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately U.S.$38 million. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the Participating Individuals, additional put options to Citibank in exchange for a premium of approximately U.S.$38 million, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. Dollars, were deposited into the trust by the Participating Individuals as security for their obligations, and represented the maximum exposure of the Participating Individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 136 million CPOs at a price of U.S.$2.6498 dollars per CPO (120% of initial CPO price in dollars). If the value of the assets held in the trust (34.7 million CPOs and the securities that track the performance of the Mexican Stock Exchange) was insufficient to cover the obligations of the trust, a guarantee would be triggered and we would be required settle, in April 2013, the difference between the total number of CPOs at a price of U.S.$2.6498 dollars per CPO and the market value of the assets of the trust. During the tenure of the transaction, the purchase price per CPO in dollars and the corresponding number of CPOs under this transaction were subject to dividend adjustments. Moreover, we recognized a liability for the fair value of the guarantee, and changes in valuation were recorded in the statements of operations. See note 16D to our 2015 audited consolidated financial statements included in the March 1 6-K. Between January and April 2013, the 136 million put options were gradually unwounded, and cash deposits in margin accounts, after deducting the value of the trust’ assets, were used in an aggregate amount of approximately U.S.$112 million.

On July 30, 2012, we entered into a Master Professional Services Agreement with IBM. This agreement provides the framework for our contracting for IBM to provide us with the following services: information technology, application development and maintenance, finance and accounting outsourcing, human resources administration and contact center services. The agreement provides for these services to be provided to us from July 30, 2012 until August 31, 2022, unless earlier terminated. Our minimum required payments to IBM under the agreement are approximately U.S.$50 million per year. We will have the right to adjust the cost and quality of the services every two years if it is determined that they do not meet certain benchmarks. We may terminate the agreement (or a portion of it) at our discretion and without cause at any time by providing at least six-months’ notice to IBM and paying termination charges consisting of IBM’s unrecovered investment and breakage and wind-down costs. In addition, we may terminate the agreement (or a portion of it) for cause without paying termination charges. Other termination rights may be available to us for a termination charge that will vary with the reason for termination. IBM may terminate the agreement if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2015, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a series of specific causes (e.g., an automobile accident, illness, etc.) ranging from U.S.$23 thousand to U.S.$400 thousand In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from U.S.$100 thousand to U.S.$2 million. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, this scenario is remote. The amount expensed through self-insured health care benefits was approximately U.S.$70 million (Ps914 million) in 2013, U.S.$64 million (Ps943 million) in 2014 and U.S.$69 million (Ps1,189 million) in 2015. See note 23D to our 2015 audited consolidated financial statements included in the March 1 6-K.

As of December 31, 2015, we did not depend on any of our suppliers of goods or services to conduct our business.

Contractual Obligations

As of December 31, 2014 and 2015, we had material contractual obligations as set forth in the table below.

	As of December 31, 2014		As of December 31, 2015
Obligations	Total		Less than 1 year	1-3 year	3-5 year	More than 5 years	Total
	(in millions of U.S. Dollars)
Long-term debt	U.S.$	13,964	5	2,233	4,208	6,857	13,303
Capital lease obligations(1)		215	23	38	32	42	135
Convertible notes(2)		1,826	362	663	518	—	1,543

Total debt and other financial obligations(3)		16,005	390	2,934	4,758	6,899	14,981
Operating leases(4)		393	99	158	109	68	434
Interest payments on debt(5)		5,048	851	1,631	1,104	1,073	4,659
Pension plans and other benefits(6)		1,604	147	296	301	824	1,568
Purchases of raw material, fuel and energy(7)		4,814	483	739	609	2,132	3,963

Total contractual obligations	U.S.$	27,864	1,970	5,758	6,881	10,996	25,605

Total contractual obligations (Mexican Pesos)	Ps	410,715	33,943	99,210	118,560	189,461	441,174

(1)	Represents nominal cash flows. As of December 31, 2015, the net present value of future payments under such leases was approximately U.S.$102 million (Ps1,752 million), of which, approximately U.S.$26 million (Ps448 million) refers to payments from 1 to 3 years, approximately U.S.$23 million (Ps389 million) refers to payments from 3 to 5 years and approximately U.S.$37 million (Ps646 million) refers to payments of more than 5 years.
(2)	Refers to the November 2019 Mandatory Convertible Mexican Peso Notes described herein and assumes repayment at maturity and no conversion of the notes. See note 16B to our 2015 audited consolidated financial statements included in the March 1 6-K.
(3)	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.
(4)	The amounts represent nominal cash flows. We have operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain administrative, selling and distribution expenses. Rental expense was U.S.$112 million (Ps1,657 million) in 2014 and U.S.$114 million (Ps1,967 million) in 2015.
(5)	Estimated cash flows on floating rate denominated debt were determined using the interest rates in effect as of December 31, 2014 and 2015.
(6)	Represents estimated annual payments under these benefits for the next 10 years (see note 18 to our 2015 audited consolidated financial statements included in the March 1 6-K), including the estimate of new retirees during such future years.
(7)	Future nominal payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments of energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption of approximately 3,124.1 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel.

As of December 31, 2013, 2014 and 2015, in connection with the commitments for the purchase of fuel and energy included in the table above, a description of the most significant contracts is as follows:

In September 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” we and ACCIONA, S.A. (“ACCIONA”) formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. We acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently owns and operates the wind farm. The operation of the 167 wind turbines on the farm commenced on November 15, 2009. The agreements between us and ACCIONA established that our plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2013, 2014 and 2015, EURUS supplied approximately 25.8%, 28.2% and 28.0%, respectively, of our overall electricity needs in Mexico during such years.

In 1999, we entered into agreements with an international partnership, which financed, built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo (“TEG”). In 2007, the original operator was replaced. Pursuant to the agreement, we would purchase the energy generated from TEG for a term of not less than 20 years, which started in April 2004 and that was further extended until 2027 with the change of operator. In addition, we committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations, a commitment that has been hedged through four 20-year agreements entered with Petróleos Mexicanos (“PEMEX”), which terminate in 2024. Consequently, for the last three years, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2013, 2014 and 2015, TEG supplied approximately 70.9%, 69.6% and 69.3%, respectively, of our overall electricity needs during such year for our cement plants in Mexico.

In regards with the above, in March 1998 and July 1999, we signed contracts with PEMEX providing that beginning in April 2004 PEMEX’s refineries in Cadereyta and Madero City would supply us with a combined volume of approximately 1.75 million tons of pet coke per year. As per the pet coke contracts with PEMEX, 1.2 million tons of the contracted volume will be allocated to TEG and the other energy producer and the remaining volume will be allocated to our operations in Mexico. By entering into the pet coke contracts with PEMEX, we expect to have a consistent source of pet coke throughout the 20-year term.

In 2007, CEMEX OstZement GmbH (“COZ”), our subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE committed to supply energy to our Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year COZ has the option to fix in advance the volume of energy that it will acquire from VENEE, with the option to adjust the purchase amount one time on a monthly and quarterly basis. According to the contract, COZ acquired approximately 27 MW per year for 2015, 2016, 2017 and 2018, 15 MW per year for 2019, and expects to acquire between 11 and 13 MW per year for 2019, and COZ expects to acquire between 26 and 28 MW per year starting in 2020 and thereafter. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, did not require initial investments and was expected to be performed at a future date. Based on its terms, this contract qualified as a financial instrument under IFRS. However, as the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results and liquidity or capital resources.

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

For the year ended December 31, 2014, we had net losses related to the recognition of changes in fair values of derivative financial instruments of approximately Ps679 million (U.S.$46 million). For the year ended December 31, 2015, we had a net losses related to the recognition of changes in fair values of derivative financial instruments of approximately Ps2,981 million (U.S.$173 million). See note 16D to our 2015 audited consolidated financial statements included in the March 1 6-K.

Since the beginning of 2009, with the exception of our capped call transaction entered into in March 2011, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 16D to our 2015 audited consolidated financial statements included in the March 1 6-K), which we finalized during April 2009. The Credit Agreement significantly restricts our ability to enter into derivative transactions.

We use derivative financial instruments in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) our net assets in foreign subsidiaries and (iii) future exercises of options under our executive stock option programs. Before entering into any transaction, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

	At December 31, 2014			At December 31, 2015
(in millions of U.S. Dollars)	Notional Amount		Estimated Fair value	Notional Amount	Estimated Fair value	Maturity Date
Interest Rate Swaps	U.S.$	165	33	157	28	September 2022
Equity forwards on third-party shares		27	—	24	6	October 2016
Options on CEMEX, S.A.B. de C.V.’s shares		1,668	266	1,145	12	March 2016
Foreign exchange forward contracts		—	—	173	(1)	March 2018

	U.S.$	1,860	299	1,499	45

Our Interest Rate Swaps. As of December 31, 2014 and 2015, we had an interest rate swap maturing in September 2022 with notional amounts of U.S.$165 million and U.S.$157 million, respectively, negotiated to exchange floating for fixed rates in connection with agreements we entered into for the acquisition of electric energy in Mexico. As of December 31, 2014 and 2015, the fair value of the swap represented assets of approximately U.S.$33 million and U.S.$28 million, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we will receive a fixed rate of 5.4% and will pay a LIBOR. Changes in the fair value of interest rate swaps, generated losses of approximately U.S.$16 million (Ps207 million) in 2013, approximately U.S.$1 million (Ps3 million) in 2014 and approximately U.S.$4 million (Ps69 million) in 2015, which were recognized in the statement of operations for each year. See note 16D to our 2015 audited consolidated financial statements included in the March 1 6-K.

Our Equity Forwards on Third-Party Shares. As of December 31, 2014 and 2015, we had forward contracts to be settled in cash over the price, in both years, of 59.5 million CPOs of Axtel, a Mexican telecommunications company traded in the MSE. The forward contract to be settled in cash maturing in October 2015. Changes in the fair value of this instrument generated gains of approximately U.S.$6 million (Ps76 million) in 2013, losses of approximately U.S.$9 million (Ps133 million) in 2014 and gains of approximately U.S.$15 million (Ps258 million) in 2015, which were recognized in the statement of operations for each year. See “Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Our Options on Our Own Shares. On March 15, 2011, in connection with the offering of the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes and to effectively increase the conversion price for CEMEX, S.A.B. de C.V.’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into capped call transactions, after antidilution adjustments, over approximately 173 million ADSs (101 million ADSs maturing in March 2016 and 72 million ADSs maturing in March 2018), by means of which, for the March 2016 Convertible Subordinated U.S. Dollar Notes, at maturity of the notes in March 2016, if the price per ADS is above U.S.$9.65 dollars, we will receive in cash the difference between the market price of the ADS and U.S.$9.65 dollars, with a maximum appreciation per ADS of U.S.$4.45 dollars. Likewise, for the 3.75% Convertible Subordinated Notes due 2018, at maturity of the notes in March 2018, if the price per ADS is above U.S.$9.65 dollars, we will receive in cash the difference between the market price of the ADS and U.S.$9.65 dollars, with a maximum appreciation per ADS of U.S.$5.94 dollars. We paid a total premium of approximately U.S.$222 million. As of December 31, 2014 and 2015, the fair value of such options represented assets of approximately U.S.$294 million (Ps4,335 million) and U.S.$22 million (Ps379 million), respectively. During 2013, 2014 and 2015, changes in the fair value of this contract generated gains of approximately U.S.$127 million (Ps1,663 million), losses of approximately U.S.$65 million (Ps962 million), and losses of approximately U.S.$228 million (Ps3,928 million) respectively, which were recognized in the statements of operations for each year. During 2015, CEMEX amended a portion of the capped calls relating to the 2016 Convertible Notes with the purpose of unwinding the position, as a result we received an aggregate amount of approximately U.S.$44 million (Ps758 million) in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call. See note 16D to our 2015 audited consolidated financial statements included in the March 1 6-K. CEMEX, S.A.B. de C.V. announced on February 1, 2016, its intention to redeem the remaining March 2016 Optional Convertible Subordinated U.S. Dollar Notes with cash on hand.

On March 30, 2010, CEMEX, S.A.B. de C.V. entered into a capped call transaction, after antidilution adjustments, of over approximately 64 million ADSs maturing in March 2015, in connection with the 2015 Convertible Notes and to effectively increase the conversion price for CEMEX’s ADSs under such notes, by means of which, at maturity of the notes, if the market price per ADS was above the strike price of approximately U.S.$11.18 dollars, we would receive in cash the difference between the market price and the strike price, with a maximum appreciation per ADS of approximately U.S.$4.30 dollars. We paid a premium of approximately U.S.$105 million. In January, 2014, we initiated a process to amend the terms of this capped call transaction, pursuant to which, using the then existing market valuation of the instrument, we received approximately 7.7 million zero-strike call options over a same number of ADSs. In July 2014, we amended the zero-strike call options to fix a minimum value of approximately U.S.$94 million. As part of the amendment, we also retained the economic value of approximately 1 million ADSs. During December 2014, we further amended and unwound the zero-strike call options, monetizing the remainder value of the approximately 1 million ADSs it had retained, pursuant to which we received a total payment of approximately U.S.$105 million. During 2013 and 2014, changes in the fair value of these options generated gains of approximately U.S$36 million (Ps465 million) and U.S.$17 million (Ps253 million), respectively, which were recognized within “Other financial (expense) income, net” in the statements of operations. See note 16D to our 2015 audited consolidated financial statements included in the March 1 6-K.

In addition, in connection with the November 2019 Mandatory Convertible Mexican Peso Notes (see note 16B to our 2015 audited consolidated financial statements included in the March 1 6-K), and considering (i) the aforementioned change in CEMEX, S.A.B. de C.V.’s functional currency effective January 1, 2013 and (ii) that the currency in which such November 2019 Mandatory Convertible Mexican Peso Notes are denominated and the functional currency of the issuer differ, beginning January 1, 2013, we separate now the conversion option embedded in such instruments and recognizes it at fair value through profit or loss, which as of December 31, 2014 and 2015, resulted in a liability of approximately U.S.$28 million (Ps413 million) and U.S.$10 million (Ps178 million), respectively. Changes in fair value of the conversion option generated gains of U.S.$11 million (Ps159 million) in 2014 and gains of U.S.$18 million (Ps310 million) in 2015.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2015. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2015. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2015 and is summarized as follows:

	Expected maturity dates as of December 31, 2015
Long-Term Debt(1)	2016		2017	2018	2019	After 2020	Total		Fair Value
	(In millions of U.S. Dollars, except percentages)
Variable rate	US$	4	380	1,367	857	1,012	US$	3,621	US$	3,478
Average interest rate		4.89%	4.81%	5.57%	5.60%	5.71%
Fixed rate	US$	1	38	447	2,387	6,809	US$	9,682	US$	9,334
Average interest rate		6.97%	6.97%	6.98%	6.85%	6.63%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of December 31, 2015 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of approximately U.S.$1,791 million (Ps30,858 million) issued by consolidated entities. See notes 16B and 20D to our 2015 audited consolidated financial statements included in the March 1 6-K.

As of December 31, 2015, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2014, 29% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 428 basis points. As of December 31, 2015, 27% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 367 basis points. See note 16 to our 2015 audited consolidated financial statements included in the March 1 6-K.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the U.S. Dollar/Mexican Peso exchange rate. For the year ended December 31, 2015, approximately 20% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 26% in the United States, 8% in the United Kingdom, 3% in Germany, 5% in France, 4% in the Rest of Northern Europe region, 3% in Spain, 3% in Egypt, 4% in the Rest of the Mediterranean region, 5% in Colombia, 8% in the Rest of SAC region, 4% in Asia and 7% from our Other operations.

Foreign exchange gains and losses occur by monetary assets or liabilities in a currency different from its functional currency, and are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which the resulting gains or losses are reported in other comprehensive income. As of December 31, 2014 and 2015, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into our reporting currency and considering a hypothetical 10% strengthening of the U.S. dollar against the Mexican peso, with all other variables held constant, our net losses for 2014 and 2015 would have increased by approximately U.S.$216 million (Ps3,186 million) and U.S.$232 million (Ps3,998 million), respectively, as a result of higher foreign exchange losses on our dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetical 10% weakening of the U.S. dollar against the Mexican peso would have the opposite effect.

As of December 31, 2015, approximately 82% of our total debt plus other financial obligations was U.S. Dollar-denominated, approximately 16% was Euro-denominated, approximately 2% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies, which does not include approximately Ps7,581 million (U.S.$440 million) of Perpetual Debentures; therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in U.S. Dollars, and the debt and other financial obligations denominated in Euros, versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain, Germany, France and the Rest of Northern Europe to service these obligations. As of December 31, 2014 and 2015, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Equity Risk. As described above, we have entered into equity forward contracts on Axtel shares. Upon liquidation, the equity forward contracts provide for cash settlement and the effects are recognized in the statement of operations as part of “Other financial income, net.” At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares of the underlying contracts. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

As of December 31, 2014 and 2015, the potential change in the fair value of CEMEX’s forward contracts in Axtel’s shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel’s CPO, with all other variables held constant, our net loss for 2014 would have increased by approximately U.S.$1 million (Ps15 million) and our net income for 2015 would have reduced in approximately U.S.$3 million (Ps51 million), as a result of additional negative changes in fair value associated with such forward contracts. A 10% hypothetical increase in the Axtel CPO price would generate approximately the opposite effects.

In connection with the offering of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes and the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes, we entered into capped call transactions with the financial institutions involved on those transactions or their affiliates. See “Operating and Financial Review and Prospects—Qualitative and Quantitative Market Disclosure—Our Derivative Financial Instruments—Our Options on Our Own Shares.”

As of December 31, 2014 and 2015, the potential change in the fair value of our options (capped call) and based on the price of CEMEX, S.A.B. de C.V.’s CPOs that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX, S.A.B. de C.V.’s CPOs, with all other variables held constant, our net loss for 2014 would have increased by approximately U.S.$73 million (Ps1,076 million) and our net income for 2015 would have reduced in approximately U.S.$8 million (Ps137 million) and, as a result of additional negative changes in fair value associated with these contracts. A 10% hypothetical increase in our CPO price would generate approximately the opposite effect.

In addition, even though the change in fair value of our embedded conversion options in the November 2019 Mandatory Convertible Mexican Peso Notes affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through their exercise, we will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2014 and 2015, after considering in the convertible notes the effects related with the change in CEMEX, S.A.B. de C.V.’s functional currency in 2013, the potential change in the fair value of these embedded conversion options in the November 2019 Mandatory Convertible Mexican Peso Notes that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX, S.A.B. de C.V.’s CPOs, with all other variables held constant, would have decreased our net loss for 2014 by approximately U.S.$8 million (Ps113 million) and our net income for 2015 would have increased our net income by approximately U.S.$3 million (Ps47 million), respectively, as a result of additional positive changes in fair value associated with this option. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

Liquidity risk. The requirement of margin calls based on the relevant master agreements under our derivative instruments can have a significant negative effect on our liquidity position and can impair our ability to service our debt and fund our capital expenditures. In addition to the current amount of margin calls previously described, as of December 31, 2014, pursuant to net balance settlement agreements, existed cash deposits in margin accounts that guaranteed obligations through derivative financial instruments were offset with the fair value of the derivative instruments for U.S.$14 million (Ps206 million). The potential requirement as of December 31, 2014 and 2015 for additional margin calls that would result from a hypothetical instantaneous decrease of 10% in the prices of Axtel shares and CEMEX CPOs would not be significant.

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during 2013, 2014 and 2015.

Investments and Acquisitions

On August 27, 2015, we completed the construction of the first phase of a new cement grinding plant in Nicaragua. CEMEX Latam invested approximately U.S.$30 million for infrastructure procurement and the installation of the first cement grinding mill. The second phase, which is expected to be completed by the end of 2017, will include the installation of a second cement grinding mill and an additional investment of approximately U.S.$25 million. Upon completion of the second phase, CEMEX Nicaragua is expected to reach an estimated total annual cement production capacity of approximately 860,000 tons.

On May 14, 2015, we announced a new 1.5-million-ton integrated cement-production line at CEMEX’s Solid Plant in the Philippines with an estimated investment of approximately U.S.$300 million. This will double the capacity of the Solid Plant and will represent a 25% increase in the company’s cement capacity in the Philippines.

On December 1, 2014, we announced the restart of the Tepeaca cement plant expansion. By 2017 the total production capacity will reach 7.6 million tons per year and the total investment is estimated to be approximately U.S.$650 million. The additional investment, in order to add 4.4 million tons per year to the current capacity, will be approximately U.S.$200 million.

On October 31, 2014, we announced that we had entered into agreements with Holcim to complete a series of transactions in Europe, which closed on January 5, 2015, with retrospective effect as of January 1, 2015. See note 15B to our audited consolidated financial statements included in the March 1 6-K.

On August 14, 2014, we announced that our subsidiary, CEMEX Latam began the construction of a cement plant in Colombia. The total investment is expected to reach approximately U.S.$340 million (approximately Ps5,012 million) and to increase CEMEX Latam’s cement production capacity in Colombia from 4.5 million to approximately 5.5 million tons per year. The first phase of this project includes the construction of a new grinding mill that is expected to start cement production during the second quarter of 2015. The rest of the plant will be completed during the second half of 2016. This facility will be strategically located in the Antioquia department and will be financed with CEMEX Latam’s free cash flow.

On April 10, 2014, we announced being successfully completed the financing of Ventika, a project comprising the construction of two 126 MW wind farms each, for a total nominal capacity of 252 MW to be located in Nuevo León, Mexico. The investment for the project is approximately U.S.$650 million (approximately Ps9,581 million), of which 75% correspond to debt and 25% to equity. The project includes debt financiers, equity partners, private investors and the Company. In addition, we will supervise the construction process and, once operational, we will manage the wind farms without exercising control and owning a minority stake of 5% of the equity, therefore, the project will not be consolidated into our balance sheet and the project´s debt will have no recourse to ours. These wind farms will supply renewable energy to facilities belonging to several local companies including us, under the self-supply scheme approved by the Mexican Energy Regulatory Commission.

On June 3, 2013, we announced that we expect to invest approximately U.S.$100 million (approximately 700 million Egyptian Pounds) to improve our operations in Egypt and to continue supporting the country’s housing, commercial and infrastructure development. A sizable percentage of the investment will be used by the company to increase our capacity to use coal and pet coke as energy sources in our Assiut cement plant. We also expect to install new waste co-processing and environmental equipment in the plant to continue reducing our emissions and to increase its alternative fuels usage.

On May 30, 2013, we announced plans to expand the production capacity at our Odessa, Texas cement plant by 345,000 tons to nearly 900,000 tons per year in order to supply the West Texas market led mainly by the oil and gas industry. Specialty cement products are used in well construction for the oil and gas industry as a result of the use of more efficient extraction technologies, such as horizontal drilling and hydraulic fracturing. Oil wells using this technology typically reach depths of thousands of feet. Specialty well cement is required for the complex application and extreme conditions to which these wells are exposed. Applications to obtain the required permits for this expansion have been lodged and equipment ordered. This project will be reviewed upon obtaining such permits.

Our total additions in property, machinery and equipment, as reflected in our 2015 audited consolidated financial statements (see note 14 to our 2015 audited consolidated financial statements included in the March 1 6-K), excluding acquisitions of equity interests in subsidiaries and associates and including capital leases, was approximately U.S.$609 million in 2013, U.S.$689 million in 2014 and U.S.$764 million in 2015. This capital expenditure in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment and the maintenance of plants and equipment, including environmental controls and technology updates. As of the date of this 6-K, we have allocated approximately U.S.$495 million of our U.S.$700 million 2016 budget to continue with this effort.

Divestitures

During 2014 and 2015, we made divestitures of approximately U.S.$250 million and U.S.$670 million, respectively (which included fixed assets of approximately U.S.$243 million and U.S.$194 million, respectively).

On October 31, 2015, after all agreed upon conditions precedent were satisfied, we completed the previously announced sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165.1 million (U.S.$179 million or Ps3,090 million), after final adjustments for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary for the ten-month period ended October 31, 2015 and the years ended December 31, 2013 and 2014, included in CEMEX’s statements of operations, were reclassified to the single line item “Discontinued operations,” which includes, in 2015, a gain on sale of approximately U.S.$45 million (Ps741 million). Such gain on sale includes the reclassification to the statement of operations of foreign currency translation effects accrued in equity until October 31, 2015 for an amount of approximately Ps215 million.

In addition, on August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia for approximately €231 million (U.S.$251 million or Ps4,322 million). The operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix concrete plants. As of December 31, 2015, the closing of this transaction is subject to customary conditions precedent, which include the approval from the relevant authorities. We expect to close the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia during the first half of 2016.

BUSINESS

CEMEX, S.A.B. de C.V. is a publicly traded stock corporation with variable capital, or sociedad anónima bursátil de capital variable, organized under the laws of Mexico, with its principal executive offices located at Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León, 66265, Mexico. Our main phone number is +52 81 8888-8888.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, Nuevo León, Mexico, on June 11, 1920 for a period of 99 years. At our 2002 Ordinary General Shareholders’ Meeting, this period was extended to the year 2100 and in 2015 this period changed to be indefinite. Beginning April 2006, CEMEX’s full legal and commercial name is CEMEX, Sociedad Anónima Bursátil de Capital Variable.

CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2015 of approximately 92.9 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 52.9 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 147.9 million tons, in each case, based on our annual sales volumes in 2015. We are also one of the world’s largest traders of cement and clinker, having traded approximately 8.8 million tons of cement and clinker in 2015. This information does not include discontinued operations. See note 4A to our 2015 audited consolidated financial statements included in the March 1 6-K. CEMEX, S.A.B. de C.V. is an operating and holding company engaged, directly or indirectly, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials throughout the world, and that provides reliable construction-related services to customers and communities in more than 50 countries throughout the world, and maintains business relationships in over 100 countries worldwide.

We operate globally, with operations in Mexico, the United States, Europe, SAC, and Asia, Middle East and Africa. We had total assets of approximately Ps542.3 billion (U.S.$31.5 billion) as of December 31, 2015, and an equity market capitalization of approximately Ps 141,614 million (U.S.$7,969 million) as of March 4, 2016.

As of December 31, 2015, our main cement production facilities were located in Mexico, the United States, United Kingdom, Spain, Egypt, Germany, Colombia, the Philippines, Poland, the Dominican Republic, Panama, Latvia, Puerto Rico, Thailand, Costa Rica and Nicaragua. See “—CEMEX”.

During the majority of the last 25 years, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from those of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following are our significant acquisitions since 2011:

•	On October 31, 2014, we announced that we had entered into agreements with Holcim, a global producer of building materials based in Switzerland, currently Lafarge Holcim after the merger of Holcim with Lafarge, S.A. during 2015, to complete a series of related transactions in Europe, which closed on January 5, 2015, with retrospective effect as of January 1, 2015. See note 15B to our 2015 audited consolidated financial statements included in the March 1 6-K. As a result, (i) CEMEX acquired all of Holcim’s assets in the Czech Republic, including a cement plant, four aggregates quarries and 17 ready-mix plants for approximately €115 million (U.S.$139 million or Ps2,049 million); (ii) CEMEX sold to Holcim assets in the western region of Germany, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants for approximately €171 million (U.S.$207 million or Ps3,047 million), while CEMEX maintained its operations in the north, east and south of Germany; and (iii) CEMEX acquired from Holcim one cement plant in the southern part of Spain, and one cement mill in the central part of Spain, among other related assets for approximately €88 million (U.S.$106 million or Ps1,562 million); we kept our other operations in Spain. In connection with these transactions, in January 2015 CEMEX made a final payment in cash, after combined debt and working capital adjustments, of approximately €33 million (U.S.$40 million or Ps594 million).

•	On October 12, 2012, CEMEX made the final payment in connection with the acquisition of the 49% non-controlling interest in an indirect holding company of CEMEX Guatemala, CEMEX’s main operating subsidiary in Guatemala, of approximately U.S.$54 million (Ps694 million).

•	On May 17, 2012, Readymix Investments, an indirect subsidiary of CEMEX España, acquired all the shares of Readymix plc, CEMEX’s main operating subsidiary in Ireland. The acquisition price for the 38.8% non-controlling interest in Readymix plc was approximately €11 million (U.S.$15 million or Ps187 million). During 2014, we sold substantially all the operating assets of Readymix plc for €19 million (U.S.$23 million or Ps339 million), recognizing a loss on sale of approximately €14 million (U.S.$17 million or Ps250 million).

•	In August 2011, as a result of Ready Mix USA’s exercise of its put option and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement.

As part of our strategy, we periodically review and reconfigure our operations in implementing our post-merger integration process, and we sometimes divest assets that we believe are less important to our strategic objectives. The following have been our most significant divestitures and reconfigurations since 2011:

•	On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia for approximately €231 million (U.S.$251 million or Ps4,322 million). The operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix concrete plants. As of December 31, 2015, the closing of this transaction is subject to customary conditions precedent, which include the approval from the relevant authorities. We expect to close the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia during the first half of 2016. The operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, for the years ended December 31, 2013, 2014 and 2015, included in our statements of operations were reclassified to the single line item “Discontinued operations, net of tax.” See note 4A to our consolidated financial statements included in the March 1 6-K.

•	On October 31, 2015, after all agreed upon conditions precedent were satisfied, we completed the previously announced sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165.1 million (U.S.$179 million or Ps3,090 million), after final adjustments for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary for the ten-month period ended October 31, 2015 and the years ended December 31, 2013 and 2014, included in CEMEX’s statements of operations, were reclassified to the single line item “Discontinued operations,” which includes, in 2015, a gain on sale of approximately U.S.$45 million (Ps741 million). Such gain on sale includes the reclassification to the statement of operations of foreign currency translation effects accrued in equity until October 31, 2015 for an amount of approximately Ps215 million. See note 4A to our consolidated financial statements included in the March 1 6-K.

•	In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the main holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. We recognized within “Other equity reserves” a gain of approximately U.S.$630 million (approximately Ps8,096 million). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investments, Acquisitions and Divestitures—Investments and Acquisitions” for additional information regarding the CEMEX Latam Offering.

In connection with our ongoing efforts to strengthen our capital structure and regain financial flexibility, we currently expect to divest assets for an aggregate amount that may range between approximately U.S.$1,000 million and U.S.$1,500 million by mid to late 2016, which assets may include a minority position in one of our operations.

Our Products

We always strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to agricultural, industrial and marine/hydraulic applications.

Cement

Cement is a binding agent, which, when mixed with sand, stone or other aggregates and water, produces either ready-mix concrete or mortar. Whether in bags or in bulk, we provide our customers with high-quality branded cement products and services. We tap our professional knowledge and experience to develop customized products that fulfill our clients’ specific requirements and foster sustainable construction. In many of the countries where we have cement operations, a large proportion of cement sold is a bagged, branded product. We often deliver the product to a large number of distribution outlets such that our bagged, branded cement is available to the end users in a point of sale in close proximity to where the product will be used. We strive to develop brand identity and recognition in our bagged product.

We manufacture cement through a closely controlled chemical process, which begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. The clay and limestone are then pre-homogenized, a process which consists of combining different types of clay and limestone. The mix is typically dried, then fed into a grinder which grinds the various materials in preparation for the kiln. The raw materials are calcined, or processed, at a very high temperature in a kiln, to produce clinker. Clinker is the intermediate product used in the manufacture of cement. For limestone, clay and gypsum, requirements are based on chemical composition that, depending on the other materials available, matches with the quality demanded by the production process. For cement limestone, clay and gypsum, we run chemical tests to prepare the mining plan of the quarry, to confirm material quality and reduce variations in the mineral content. We consider that limestone and clay quality of our cement raw material quarries are adequate for the cement production process.

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2015, 55 of our 56 operative production plants used the dry process and one used the wet process. Our operative production plant that uses the wet process is located in United Kingdom. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

Clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement. We primarily cover our gypsum needs from third parties; however, we also operate gypsum quarries in the United States, Spain, Dominican Republic and Egypt. Our main types of cement include the following:

Gray Ordinary Portland Cement: Our gray ordinary portland cement is a high-quality, cost-effective building material, mainly composed of clinker, that meets applicable chemical and physical requirements and is widely used in all construction segments: residential, commercial, industrial, and public infrastructure.

White Portland Cement: CEMEX is one of the world’s largest producers of white portland cement. We manufacture this type of cement with limestone, low iron content kaolin clay, and gypsum. Customers use our white portland cement in architectural works requiring great brightness and artistic finishes, to create mosaics and artificial granite, and for sculptural casts and other applications where white prevails.

Masonry or Mortar: Masonry or mortar is a portland cement that we mix with finely ground inert matter (limestone). Our customers use this type of cement for multiple purposes, including concrete blocks, templates, road surfaces, finishes, and brick work.

Oil-well Cement: Our oil-well cement is a specially designed variety of hydraulic cement produced with gray portland clinker. It usually forges slowly and is manageable at high temperatures and pressures. Produced in classes from A to H and J, our oil-well cement is applicable for different depth, chemical aggression, or pressure levels.

Blended Cement: Blended hydraulic cements are produced by inter-grinding or blending portland cement and supplementary cementitious materials such as ground granulated blast furnace slag, fly ash, silica fume, calcined clay, hydrated lime, and other pozzolans. The use of blended cements in ready-mix concrete reduces mixing water and bleeding, improves workability and finishing, inhibits sulfate attack and the alkali-aggregate reaction, and reduces the heat of hydration. CEMEX offers an array of blended cements which have a lower CO2 footprint resulting from their lower clinker content due to the addition of supplementary cementitious materials. The use of blended cements reinforces our strong dedication to sustainable practices and furthers our objective of offering an increasing range of more sustainable products.

Ready-Mix Concrete

Ready-mix concrete is a combination of cement, fine and coarse aggregates, admixtures (which control properties of the concrete including plasticity, pumpability, freeze-thaw resistance, strength and setting time), and water. We tailor our ready-mix concrete to fit our clients’ specific needs. By changing the proportion of water, aggregates, and cement in the mix, we modify our concrete’s resistance, manageability, and finish. We also use additives to customize our concrete consistent with the transportation time from our plant to the project, weather conditions at the construction site, and the project’s specifications. From our water-resistant to our self-compacting concrete, we produce a great variety of specially designed concrete to meet the many challenges of modern construction.

We develop solutions based on the thorough knowledge and application of ready-mix concrete technology. Leveraging years of experience, a global pool of knowledge, and state-of-the-art expertise about the different ready-mix concrete constituents and their interaction, we offer our customers tailor-designed concrete. CEMEX ready-mix concrete technologists are able to modify the properties of concrete through the use of innovative chemical admixtures, combined with the proper proportions of the various concrete constituents. For example, depending on the type of application and jobsite requirements, we can design ready-mix concrete that is more fluid, stronger, develops strength faster, and also retains workability longer. Through the development of chemical admixtures solutions, our researchers design special concretes that fulfill the construction industry’s increasingly demanding performance requirements. CEMEX offers a special ready-mix concrete portfolio, comprised of such products as ultra-rapid hardening concrete, crack-resistant/low shrinkage concrete, self-consolidating concrete, architectural concrete, pervious concrete, and a number of others.

We continuously work to improve the properties of ready-mix concrete that make it a key component of sustainable construction: durability, resistance to aggressive environments, light reflection, and capacity to store energy, among others. We also constantly work to develop innovative solutions that advance the sustainability of structures made with ready-mix concrete. This way, our customers can design sustainable buildings that can take advantage of the benefits of concrete in a wide range of applications. We offer engineered concrete for harbors and bridges with a special design of high performance concrete that combines durability and low maintenance with resistance to aggressive environments, and for industrial applications which consists of concrete with high acid resistance which is robust and durable for such uses as cooling towers; we also offer concrete for building and housing used for structures such as self-compacting concrete that improves the strength and durability of building structures, while reducing energy use and noise due to concrete vibration, and envelope concrete such as structural lightweight concrete or insulating concrete forms which offer insulation solutions to improve energy efficiency in buildings, and concrete for building design that takes advantage of concrete’s capacity to store energy—its thermal mass—minimizing temperature fluctuations in a building over the course of the day, reducing the need for additional heating and cooling; we also offer ready-mix concrete for water and wastewater management and for roads and pavements.

The types of ready-mix concrete we offer our clients include:

Standard Ready-Mix Concrete: Standard ready-mix concrete is the most common form of concrete. It is prepared for delivery at a concrete plant instead of mixed on the construction site.

Architectural and Decorative Concrete: This type of ready-mix concrete can provide a structural function, as well as an aesthetic or decorative finish. It can offer smooth or rough surfaces or textures, as well as a variety or range of colors.

Rapid-Setting Concrete: Designed to enhance early strength development, this type of ready-mix concrete allows fast formwork removal, accelerated construction sequencing, and rapid repair for such jobs as roads and airport runways. Typically used in low temperature (5-10°C) concreting during winter, this type of ready-mix concrete can also be used in buildings, railways, and precast applications. In addition to saving time, this type of ready-mix concrete technology offers improved durability and acid resistance.

Fiber-Reinforced Concrete: Ready-mix concrete designed with micro or macro fibers that can be used either for structural applications, where the fibers can potentially substitute for steel rebar reinforcement, or for reducing shrinkage, primarily early age shrinkage. Macro fibers can significantly increase the ductility of concrete, making it highly resistant to crack formation and propagation.

Fluid-Fill Concrete: Fluid mortar or ready-mix concrete simplifies the process of laying pipe and cable by surrounding the pipe or cable with a tightly packed shell that provides protection from the elements, prevents settling, and enables crews to work quickly.

Roller-Compacted Concrete: Compacted in place and cured, roller-compacted concrete is a zero slump ready-mix concrete with the abrasion resistance to withstand high velocity water, making it the material of choice for spillways and other infrastructure subject to high flow conditions. It represents a competitive solution in terms of cost and durability when compared to asphalt.

Self-Consolidating Concrete: Self consolidating concrete has very high flow; therefore, it is self-leveling, eliminating the need for vibration. Due to the superplasiticizers used, chemical admixtures that impart very high flow, self-consolidating concrete exhibits very high compaction as a result of its low air content. Consequently, self-consolidating concrete can have very high strengths, exceeding 50 MPa.

Pervious Concrete: Because of its unique design mix, pervious concrete is a highly porous material that allows water, particularly rainwater, to filter through, reduces flooding and heat concentration by up to 4°C, and helps to prevent skidding on wet roads. This ready-mix concrete is ideally used in parking lots, footpaths, and swimming pool border applications.

Antibacterial Concrete: This type of ready-mix concrete helps control bacteria growth and is used to help maintain clean environments in structures such as hospitals, laboratories, and farms.

Aggregates

We are one of the world’s largest suppliers of aggregates: primarily the crushed stone, sand and gravel, used in virtually all forms of construction. Our customers use our aggregates for a wide array of applications: as a key component in the construction and maintenance of highways, walkways, parking lots, airport runways, and railways; for drainage, water filtration, purification, and erosion control; as fill material; for sand traps on golf courses, beaches, playing field surfaces, horse racing tracks, and related applications; and to build bridges, homes, and schools.

Aggregates are obtained from land-based sources such as sand and gravel pits and rock quarries or by dredging marine deposits.

Hard Rock Production. Rock quarries usually operate for at least 30 years and are developed in distinct benches or steps. A controlled explosion is normally used to release the rock from the working face. It is then transported by truck or conveyor to a crusher to go through a series of crushing and screening stages to produce a range of final sizes to suit customers’ needs. Dry stone is delivered by road, rail or water from the quarry.

Sand and Gravel Production. Sand and gravel quarries are much shallower than rock quarries and are usually worked and restored in progressive phases. Water can either be pumped out of the quarries allowing them to be worked dry or they can be operated as lakes with extraction below water. A conveyor draws the raw material into the processing plant where it is washed to remove unwanted clay and to separate sand. Sand separated during processing is dewatered and stockpiled. Gravel then passes over a series of screens that sieve the material into different sizes. Processing separates the gravel into stockpiles in a range of sizes for delivery.

Marine Aggregate Production. A significant proportion of the demand for aggregates is satisfied from rivers, lakes, and seabeds. Marine resources are increasingly important to the sustainable growth of the building materials industry. Marine aggregates also play an important role in replenishing beaches and protecting coastlines from erosion. At sea, satellite navigation is used to position a vessel precisely within its licensed dredging area. Vessels trail a pipe along the seabed and use powerful suction pumps to draw sand and gravel into the cargo hold. Dredged material is discharged at wharves, where it is processed, screened and washed for delivery.

Aggregates are an indispensable ingredient in ready-mix concrete, asphalt, and mortar. Accounting for approximately 60% to 75% of ready-mix concrete’s volume, aggregates strongly influence concrete’s freshly mixed and hardened properties. Aggregates not only increase concrete’s strength, but also can make the mix more compact, enabling applications such as weatherproofing and heat retention. They can further contribute to concrete’s aesthetic qualities. For example, sand gives surface treatments their brightness.

The types of aggregates we offer our clients include:

Crushed Stone and Manufactured Sand: These products are obtained by mining rock and breaking it down to a preferred size. In the case of manufactured sand, the product is obtained by crushing rock to the selected shape or texture, ensuring product and project specifications are met. Sources of crushed stone can be igneous, sedimentary, or metamorphic.

Gravel: Gravel deposits are produced through a natural process of weathering and erosion. It can be used for roads, for concrete manufacturing, or for decorative purposes.

Sand: Sand occurs naturally and is composed of fine rock material and mineral particles. Its composition is variable depending on the source. It can be used for roads, for concrete manufacturing, or sanitation.

Recycled Concrete: Recycled concrete is created by breaking, removing, and crushing existing concrete to a preferred size. It is commonly used as a base layer for other construction materials because it compacts to form a firm surface.

Related Products

We rely on our close relationship with our customers to offer them complementary products for their construction needs, which mainly include the following:

Asphalt

We offer a wide range of cost effective, high performance asphalt products, from our standard hot mix asphalt, which is made by combining crushed stone with liquid asphalt cement, to highly technical products that can be used on major highway systems, driveways, commercial parking lots, or rural country roads. Designed for consistency and reliability, our asphalt products are designed to withstand different weight loads, traffic volumes, and weather conditions.

Concrete block

Standard concrete block, sometimes referred to as gray block, concrete masonry unit , or cinder block, is one of the most practical and long-lasting materials used in building. Its strength, durability, and versatility, including its energy efficiency, excellent fire and high wind resistance, and noise insulation, make concrete block a compelling alternative to many other building materials.

Roof tiles

We offer a comprehensive range of concrete roof tiles and fittings, designed to meet the requirements of most roofing applications. Available in a wide selection of sizes, shapes, and colors, our roof tiles serve residential and commercial needs.

Architectural products

Our high-end architectural concrete products offer a range of styles for different building or landscaping projects. Specialty rock products, as well as architectural block, in an array of colors, sizes, and textures, take our customers’ design to a new level. Block paving solutions and decorative paving provide an ideal range of applications for any hard landscaping project.

Pipe

We design and manufacture standard and special concrete pipe for various applications such as storm and sanitary sewers. Offered in diverse types, sizes, and lengths, our pipe products meet or exceed applicable standards and customer requirements throughout our different operations.

Other precast products

Among our other precast products, we offer rail products, concrete floors, box culverts, bridges, drainage basins, barriers, and parking curbs.

In selected markets, we further complement our commercial offer with admixtures, gypsum, and cementitious materials such as fly ash and blast furnace slag.

Building Solutions

We help build the homes people live in, the roads that connect them, and the infrastructure that makes their cities vibrant. With over a century of experience delivering tailor-made building solutions, we work with our customers around the world to build sustainable structures that will thrive today and well into the future.

Housing: We integrate our cutting-edge design, building materials, and construction systems into flexible and replicable housing solutions for our clients and communities across the globe.

Paving: As the world’s leader in concrete-based pavement solutions, we help connect cities and their surrounding communities through safer, more durable, and energy-efficient highways, mass transit systems, airport runways, rural roadways, and city streets.

Green Building Consultancy: We are focused on delivering sustainable building solutions to the increasingly complex needs of a society with limited natural resources.

Services

We continuously communicate and interact with our customers to identify and implement effective ways to meet their toughest challenges. We recognize that customer loyalty happens by design, not by chance. To better serve our customers, we not only need to have a clear understanding of what they need, but also the means and passion to fulfill those needs. The following are examples of the different services offered to our customers throughout our operations. Not all these services are provided in all our operations and may vary from location to location:

24/7 LOAD®: Our delivery service offers customers the ease of receiving products whenever they need them, allowing our customers to optimize their project schedules according to their specific needs.

ATM-like Bulk Cement Dispatch System: This service offers our customers greater flexibility and efficiency. It enables them to get cement at their convenience, shortening their logistics schedules by minimizing loading and unloading times and also cutting back on more traditional transactional practices.

Construrama®: We partner with our cement distribution network to offer customers an extensive range of brand-name products at competitive prices. Our retailers also receive integral training to better manage all aspects of their business, including inventory management, product promotion, salesforce programs, product-delivery and sourcing logistics.

Customer-oriented Educational and Training Services: In several of the countries where we operate, customers can receive training on specific topics related to the use of building materials. By sharing knowledge and best practices, our educational and training services guide and teach our customers. Topics range from teaching customers about the characteristics and uses of white cement, to showing retailers how to improve their inventory management and increase their sales.

Construction Financing Services: Our customers can receive financing on certain projects and product purchases through various innovative financing programs that vary from country to country. For example, our UN award-winning low-income housing program, Patrimonio Hoy, has assisted more than 260,000 families with affordable services and building materials through financing mechanisms and technical assistance. Additionally, in certain countries where we operate, such as Mexico, we offer turn-key solutions for developers and partner with governments and local authorities to identify, coordinate, and develop public infrastructure projects.

Mobile Solutions: Through automated messages sent via SMS, our customers can be notified each time an order of cement or ready-mix concrete is ready for delivery. This free-of-charge service keeps our customers well informed of their specific project logistics. Our customers can also receive information about their pending invoice payments.

Multiproducts: We offer our customers a one-stop shopping experience by providing them with a full array of complementary construction-related supplies through our retail stores from plumbing and electrical supplies to paint, lumber, and lighting fixtures.

Online Services: Our customers have all day online access to information, from account balances to new products and services releases through online services such as CEMEX Connect, CEMEX One, eSelling, CEMEXNet, Commercial Portal. Our customers can place online cement orders, and in some countries, they are able to review their order status at any time during the day or night. The online service is also an open communication channel to receive feedback from our customers.

Service Centers: We offer a one-stop contact call center where customers can manage their business and find fast, reliable service, place orders, make inquiries, review order status, or request technical assistance, all in one single call.

Smart Silo®: We work together with our customers, so they always have the appropriate quantity of cement in their silos. Through 24-hour monitoring of our customers’ silos’ cement stock levels, our SmartSilo® technology allows us to anticipate and respond to their product replenishment needs ahead of time.

Technical Support: We strive to provide our customers with top-level technical assistance through our state-of-the-art equipment and our highly professional, well-trained technical services staff. We go the extra mile and provide value above and beyond fulfilling our customers’ need for cement, aggregates, ready-mix concrete, and related products such as mortar.

User Base

Cement is the primary building material in the industrial and residential construction sectors of most of the markets in which we operate. The lack of available cement substitutes further enhances the marketability of our product. The primary end-users of cement in each region in which we operate vary but usually include, among others, wholesalers, ready-mix concrete producers, industrial customers and contractors in bulk. Additionally, sales of bagged cement to individuals for self-construction and other basic needs are a significant component of the retail sector. The end-users of ready-mix concrete generally include homebuilders, commercial and industrial building contractors and road builders. Major end-users of aggregates include ready-mix concrete producers, mortar producers, general building contractors and those engaged in road building activity, asphalt producers and concrete product producers. In summary, because of their many favorable qualities, builders worldwide use our cement, ready-mix concrete and aggregates for almost every kind of construction project, from hospitals and highways to factories and family homes.

As of December 31, 2015, we did not depend on any of our existing customers to conduct our business and the loss of any of our existing customers individually would not have a material adverse effect on our financial condition or results of operations. For the period ended December 31, 2015, none of our customers represented more than 10% of our consolidated net sales.

Our Business Strategy

CEMEX has a general vision comprised of five elements, a purpose, a mission, a strategy, an operating model, and values.

Purpose. We expect to make the future better for our people, our customers, our shareholders, and the communities we interact with. We address society’s growing needs by offering high-quality products and innovative solutions. We expect to drive sustainable development and improve the lives of people and communities around us by developing and delivering what we deem to be the best solutions in cement, ready-mix concrete, and aggregates.

Mission. To create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers around the world.

Strategy. Our strategy is to create value by building and managing a global portfolio of integrated cement, ready-mix concrete, aggregates and related businesses. We seek to continue to improve our overall business by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance.

We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses, leveraging our global presence and extensive operations worldwide. We believe that managing our cement, ready-mix concrete and aggregates operations as an integrated business allows us to capture a greater portion of the cement value chain, as our established presence in ready-mix concrete secures a distribution channel for our cement products. Moreover, we believe that, in most cases, vertical integration brings us closer to the end consumer by allowing us to offer comprehensive building solutions. We believe that this strategic focus enables us to grow our existing businesses, particularly in high-growth markets and higher-margin products. In approximately 25 years, we evolved from primarily a Mexican cement producer to a global building materials company with a diversified product portfolio across a balanced mix of developed and emerging economies that provides comprehensive building solutions.

We are focused on managing costs and maintaining profitability in the current economic environment, and we believe that we are well-positioned to benefit when the construction cycle recovers in the main countries in which we operate. A combination of continued government stimulus spending and renewed focus on infrastructure investment in many of our markets, along with some recovery for housing and for non-residential construction sectors, could translate into substantial growth in demand for our products.

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by the disposals we have made since 2009 in Central and South America, the United States, Europe and Australia, asset swaps and mergers.

We plan to achieve our strategy by valuing our employees as our main competitive advantage; by helping our customers succeed; by pursuing markets that offer long-term profitability; and by ensuring sustainability is fully embedded in our business.

Recruit, retain and cultivate world-class managers

Our senior management team has a strong track record operating diverse businesses throughout the cement value chain in emerging and developed economies globally.

We will continue to focus on recruiting and retaining motivated and knowledgeable professional managers. We encourage managers to regularly review our processes and practices, and to identify innovative management and business approaches to improve our operations. By rotating our managers from one country to another and from one area of our operations to another, we can increase their diversity of experience and knowledge of our business.

Provide our customers with the best value proposition

We aspire to be the supplier of choice for our customers, whether governmental entities, construction firms in the countries in which we operate or individuals building or expanding their family’s first home. We seek a clear understanding of what our customers require to meet their needs and provide them with the most efficient and effective building solutions for their construction project, large or small. We are committed to suiting our customers’ needs by providing them with not only high quality and tailor-made products, but also with reliable and cost-efficient building solutions.

We believe that by pursuing our objective of integrating our business along the cement value chain, we can improve and broaden the value proposition that we provide to our customers. We believe that by offering integrated solutions, we can provide our customers more reliable sourcing as well as higher quality services and products.

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. We are evolving from a traditional supplier of building materials into a fully integrated building solutions provider in many of the countries in which we operate, mostly in infrastructure projects which make extensive use of our cement and ready-mix concrete products. For example, in Mexico, we have paved more than 10,000 kilometers of concrete highways and roads. We have also provided tailor-made solutions for important infrastructure projects in Mexico and abroad, including the Baluarte Bicentennial Bridge and La Yesca Dam in Jalisco and Nayarit, respectively; and the BRASKEM IDESA-Etileno XXI Plant in Veracruz, Mexico; the Clamecy-Oisy wind farm in Nièvre, France; and the fourth bore of the Caldecott tunnel, which connects Oakland to Orinda, California, United States. We also continue innovating with new products, and launched new global ready-mix brands designed using proprietary admixtures developed by our researchers, such as the ready-mix concrete we developed with next-generation admixture that met the requirements of the construction of a floating concrete chamber in the Grand Port Maritime de Marseille in France.

We strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to industrial and marine/hydraulic applications. Our porous paving concrete, for example, is best suited for sidewalks and roadways because it allows rainwater to filter into the ground, reducing flooding and helping to maintain groundwater levels. In contrast, our significantly less permeable and highly resistant concrete products are well-suited for applications in coastal, marine and other harsh environments.

Our global building materials trading network, which is one of the largest in the world, plays a fundamental and evolving role in fulfilling our objectives. Our network of strategically located terminals allows us to build strong relationships with reliable suppliers and shippers around the world, which we believe translates into a superior value proposition for our customers. We can direct building materials (primarily cement, clinker and slag) from markets with excess capacity to markets where they are needed most and, in the process, optimize the allocation of our worldwide production capacity.

Pursue markets that offer long-term profitability

We intend to continue to focus on our most promising, structurally attractive markets with considerable infrastructure needs and housing requirements, where we have substantial market share and benefit from competitive advantages. We believe that some of the countries in which we operate (particularly the United States, Poland, the United Kingdom and Germany) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in some of these markets.

Ensure sustainability is fully embedded in our business

Our objectives include providing resilient infrastructure and energy-efficient building solutions, implementing a high-impact social strategy to empower communities, enabling a low-carbon and resource-efficient industry and embedding our core values into every action.

Providing Resilient Infrastructure and Energy-Efficient Building Solutions. Providing enhanced value to our customers and end users through sustainable products is one of our main strategies for ensuring that top-end concrete technology is adequately developed and delivered to fulfill our customers’ and end users’ challenges. We develop innovative solutions that advance the sustainability of concrete made structures. By leveraging years of experience, a worldwide pool of knowledge and state-of-the-art expertise on the constituents of concrete (cement, aggregates and admixtures) we can offer a customer centric approach for product development: “Concrete by Design™”. In order to develop a new product or solution, the first step is to fully understand our customers. We achieve this by clearly defining what they need to build, understanding their challenges, knowing the product technology to achieve their goals and knowing how the product or solution will be applied. As a result, the products offered to the market not only provide top class technology but they also embed a solid knowledge of our customers’ needs and how they wish to achieve their goals.

                As urban populations grow and climate change causes more extreme weather, the need for resilient infrastructure is growing exponentially. We focus on balancing this increasing demand for resilient infrastructure with products, construction practices and maintenance that have minimal impact on the environment. Through innovative products and services, we unlock the inherent sustainable qualities of concrete, one of the most used resources for infrastructure, to meet the challenges of our growing and warming world. Some of the key sustainable attributes of concrete include: (i) strength and durability, (ii) low maintenance, (iii) affordability, (iv) fire-resistance, (v) low heat conductivity, (vi) local production and use, (vii) less solar heat absorption, and (viii) water management.

Through numerous initiatives, we support the social and economic development of communities at the base of the socioeconomic pyramid. With unmatched expertise in tailor-made systems that are easily adapted and lead to efficient construction of homes, we are delivering housing for all socioeconomic markets in 13 different countries. In 2015, we contributed to the construction of more than 2,400 affordable and/or energy-efficient residential units, representing more than 140,000 square meters. An example of our commitment to affordable housing is our “Vivienda” initiative in Colombia where we partnered with the Colombian government to provide dignified, comfortable, high-quality homes to low-income families.

Implementing a High-Impact Social Strategy to Empower Communities. We believe that our sustainability is directly related to the well-being and development of our stakeholders and surrounding communities. Thus, wherever we operate, we strive to build mutually beneficial relationships with key stakeholders including neighbors, members of academia, NGOs and other corporations. As part of our social strategy, we have created community centers that serve as central locations for our workshops and courses focused on developing skills of the participants in order for them to have more opportunities in order to secure employment or start a small business and, therefore, improving their household income. In Mexico, the first community center was inaugurated more than ten years ago. To increase awareness and promote environmental consciousness, we have also begun building environmental education centers that we expect will foster discussions and solutions that both protect the environment and improve community members’ quality of life. The first environmental education center was inaugurated in 2015 in Huichapan, Hidalgo, Mexico. In addition, we are planning opening a second center close to our Atotonilco cement plant also in Mexico.

Bringing together economic, educational and human resources, we are creating innovative solutions to social challenges and more sustainable communities. We strive to identify the needs and concerns of the communities where we operate and collaborate with such communities to address them. By leveraging our strengths and experience, we work with communities to jointly develop project proposals that are relevant to each community. Patrimonio Hoy is our flagship community initiative that helps low-income families realize their dream of home ownership. Combining the global presence of CEMEX distribution with the power of microcredit, the program offers families financial and technical assistance in the construction of their homes. With more than 100 offices in Latin America, during 2015 we reached more than 56,000 families, bringing the accumulated total to approximately 525,000 since 1998. In 2015, we built approximately 422,000 square meters of living space, resulting in a total of approximately 4.1 million square meters since 1998.

In 2015, we added ten new productive centers for self-employment in Mexico, six in Colombia and five in Costa Rica. In total we reached 125 of these centers at the end of 2015. In 2012, CEMEX also became a founding partner of New Employment Opportunities, an initiative to prepare young people, particularly disadvantaged ones, for entry level jobs in Latin America and the Caribbean. Other founding partners include the Multilateral Investment Fund, the Inter-American Development Bank, the International Youth Foundation, Caterpillar and Microsoft, among others. In 2013, a strategic implementation plan was developed, and in December 2013, the MIF Donors Committee authorized the corresponding funding to begin its implementation during 2014. As a result of its Inclusive Businesses Assisted Self Construction Program (Programa Integral de Autoconstrucción Asistida) and Patrimonio Hoy, CEMEX is part of the United Nations Business Call to Action initiative which aims to accelerate meeting the Millennium Development Goals set by the UN, such as eradicating extreme poverty and hunger, promoting gender equality and empowerment of women and reducing mortality among children, among others.

Enabling a Low-Carbon and Resource-Efficient Industry. We dedicate significant efforts to address key sustainability-related issues, from biodiversity and conservation to renewable energy, climate change and emissions monitoring. Climate change poses significant challenges to our society, and we are committed to applying our skills and, technologies to contribute to the development of a low-carbon economy. We have successfully increased alternative fuel substitution rates to 26.6% in 2015, and are well on track to meet our ambitious target of 35% substitution rate by 2020. CEMEX has been working for more than a decade in the identification, documentation and registry of different projects that mitigate carbon emissions beyond the business-as-usual scenario.

As of March 31, 2015, CEMEX achieved the approval for 23 carbon dioxide offset projects registered either under the Clean Development Mechanism (“CDM”) or the Verified Carbon Standard (“VCS”) representing a total reduction potential of almost three million tons of carbon dioxide per year.

For the fourth consecutive year, we were recognized by the Carbon Disclosure Project as one of the leading companies in Latin America for climate change data disclosure. CEMEX continues to strive its efforts on expanding its clean energy sources and in 2015, we inaugurated a Waste-Heat-to-Energy facility at our Solid cement plant in the Philippines with a total capacity of six megawatts of electricity. Furthermore, we have a set of global initiatives that includes: monitoring and controlling air emissions from our facilities; managing land and conserving biodiversity within and around our sites; minimizing disturbances, such as noise, vibration and traffic from the locations in which we operate; optimizing water use; and reducing and recycling waste. In 2015, our overall clinker factor (the ratio of clinker content to total cement production) was reduced by approximately six ppt when compared to our baseline year of 1990.

In 2015, we continued our work to develop quarry rehabilitation plans for our active cement and aggregates quarries. We also continued taking action to enhance the biodiversity of our quarries in areas with significant natural value, and started new BAP projects in key quarries located in areas of high biodiversity value. Also during 2015, we continued working with the International Union for Conservation of Nature and implemented the methodology that we jointly developed last year, in order to improve our water management and to better address the water risks facing our business. The methodology was rolled out to all businesses and countries in which we operate. We also launched our corporate water policy, which defines our global strategy for responsible water management and acts as a framework for the development of local water conservation and efficiency strategies across our operations worldwide.

Embedding our Core Values into Every Action.

As part of our values, we intend to (i) ensure safety by making health and safety our top priority, (ii) focus on our customers by providing them with valuable business solutions that meet their needs, (iii) pursue excellence by expecting to achieve high industry standards in our overall performance; (iv) act as one CEMEX by leveraging our global knowledge to our local markets; and (v) act with integrity by complying with our Code of Ethics.

Health and safety is one of our top priorities. We have developed principles that guide our health and safety behavior and which include: (i) ensuring nothing comes before the health and safety of our employees, contractors and the community; (ii) making safety a personal responsibility; (iii) striving to create a workplace with zero injuries and fatalities; and (iv) maintaining accountability for safety practices. In 2015, we continued implementing our global Health and Safety Management System, updating the minimum standards for Personal Protective Equipment and the management of traffic at CEMEX’s premises. In both cases, an emphasis was placed on developing solutions that control risks at their source. We are also improving communication surrounding incidents, including key learning points and best practices. To date, our operations have shared more than 700 examples of positive health and safety practices globally.

One of our strategic goals is to become one of the most customer-oriented companies in our industry. We believe that our success is dependent on our customers’ success, meaning that in all of our markets we must strive to become our customers’ best option. To help us achieve these customer focused goals, we created the CEMEX Commercial Council to promote and align all initiatives and ensure these efforts receive expert support and guidance. We are investing considerable time and effort in commercial excellence across our global organization. Our Commercial Academy is continuously looking for ways to expand and provide new customer-centric courses that create results and value for our customers now and down the line. Our recently launched Global Networks allow us to take advantage of our shared knowledge and scale, creating even more value for our company and our stakeholders through global collaboration and integration. One of our strategic working groups, The Cement Commercial Network shares experiences and identifies practices and processes that we can replicate and leverage to better serve our customers. We are also working to develop enduring relationships with our customers, while we continue to design, develop, and deliver products, services, and solutions that meet or exceed their expectations.

We value our employees, we believe that our people are our competitive advantage and one of the reasons we are successful. We are a dynamic organization that provides growth opportunities for our people, helping them fulfill personal career ambitions. We identify future leaders, encouraging them to develop innovative processes and assess risks and opportunities for improvement among our operations. In addition, we foster an open dialogue at all times, encouraging our employees to raise questions and speak up when something is off track and provide ideas for how to solve issues that may arise.

At CEMEX, we must comply with all applicable laws and policies, without exception. To instill a strong, responsible culture within our workplace, CEMEX recognizes that “Act with Integrity” is one of the five main values that reflect who we are as a company and guides our daily actions and decisions. All of our employees are informed about CEMEX business ethics principles in various ways, including via our Code of Ethics, internal communications and displays, face-to-face legal training, audits, global legal compliance policies and intranet training modules. CEMEX´s Code of Ethics is the set of key guiding principles underlying our daily actions. Ethical behavior honors us as individuals and dignifies our way of doing business.

In addition, at a meeting of CEMEX, S.A.B. de C.V.’s Board of Directors held on September 25, 2014, CEMEX, S.A.B. de C.V.’s directors approved the creation of a sustainability committee. CEMEX, S.A.B. de C.V.’s sustainability committee is responsible for: (i) ensuring sustainable development in CEMEX’s strategy; (ii) supporting CEMEX, S.A.B. de C.V.’s Board of Directors in fulfilling its responsibility to shareholders regarding sustainable growth; (iii) evaluating the effectiveness of sustainability programs and initiatives; (iv) proving assistance to CEMEX’s Chief Executive Officer and senior management team regarding the strategic direction on sustainability; and (v) endorsing a model of sustainability, priorities and key indicators. The current members of CEMEX, S.A.B. de C.V.’s sustainability committee are: Armando J. Garcĺa Segovia, who acts as its president, Ian Christian Armstrong Zambrano; and Roberto Luis Zambrano Villarreal.

Operating Model. As a global company, we recognize the value of developing common practices to improve the way we operate around the world. We replicate best practices from across CEMEX, apply them, and leverage our internal knowledge. We have created internal networks that operate globally which define specific policies and goals that directly impact our results. In general, we leverage our knowledge and scale to establish best practices and common processes worldwide which we expect will allow us to operate our business more effectively and obtain the best use of our assets.

Values. As part of our overall values, we intend to ensure safety by making health and safety one of our top priorities; focus on our customers by providing them with valuable business solutions that meet their needs; pursue excellence by expecting to achieve high industry standards in our overall performance; act as one CEMEX by leveraging our global knowledge to our local markets; and act with integrity by complying with our Code of Ethics.

Among our current top priorities is the health and safety of our employees, contractors, suppliers and the public; our return to an investment grade rating; customer centricity; and becoming a global CEMEX.

Health and Safety. In 2015, CEMEX continued to institutionalize the Global Health and Safety Management System to help bring the next level of performance and to get closer to the target of zero injuries. The Health and Safety Management System is applicable to all operations globally. It is also complemented with supporting standards that help to bring further alignment and structure to health and safety activities at a global and local level. In addition, each business unit has their own Annual Health and Safety Improvement Plan, the implementation of which is monitored by top management. In 2015, our employee Lost-Time Injury rate (per million hours worked) decreased to 0.6 in 2015, a 50% reduction compared to 2014; and the CEMEX Total Recordable Injury Frequency Rate decreased by 20% when compared to 2014. In 2015, the Sickness Absence Rate for CEMEX decreased from 2.2 to 2.1 and, while no levels of fatalities are acceptable, the combined number of employee, contractor and third-party fatalities in connection with CEMEX activities reduced by 30% compared to 2014.

To support local business units with improving behavioral safety and health matters, we have implemented and continue to promote the CEMEX Health Essentials, Safety Essentials and Driving Essentials which provides managers in all business units with practical and easy-to-use materials on 12 key topics.

The following table sets forth our performance indicators with respect to safety by geographic location for the year ended December 31, 2015:

	Mexico	United States	Northern Europe	The Mediterranean	SAC	Asia	Total CEMEX(2)
Total fatalities, employees, contractors and other third parties (#)	5	2	6	3	1	1	19
Fatalities employees (#)	0	0	1	0	0	0	1
Fatality rate employees(1)	0.0	0.0	1.0	0.0	0.0	0.0	0.2
Lost-Time injuries (LTI), employees (#)	18	28	4	3	12	1	66
Lost-Time injuries (LTI), contractors (#)	22	12	7	7	7	6	67
Lost-Time injury (LTI) frequency rate, employees per million hours worked	0.7	1.2	0.2	0.4	0.7	0.4	0.6

(1)	Incidents per 10,000 people in a year.
(2)	Includes a contractor fatality and six contractors LTI from our global headquarters in Mexico.

Regain our Investment Grade. In light of the global economic environment and our substantial amount of indebtedness, we have been focusing, and expect to continue to focus, on optimizing our operations by growing our market positions and our core business and implementing our pricing policies, on strengthening our capital structure and regaining financial flexibility through reducing our debt and cost of debt, improving cash flow generation and extending maturities.

We plan to maintain and grow our market positions in cement, ready-mix concrete and aggregates by being one of the most customer-centric companies in the industry. We also expect to implement pricing initiatives for our products and receive compensation through fees for the services we provide that should allow us to improve our overall profits. We anticipate advocating and promoting the increased usage of cementitious based products, to grow our aggregate footprint and replace our aggregate reserves in a manner, which ensures the sustainability of our business, and to operate in the most capital and cost-efficient manner possible.

We have a long history of successfully operating world-class cement production facilities in developed and emerging markets and have demonstrated our ability to produce cement at a lower cost compared to industry standards in most of these markets. We continue to strive to reduce our overall production related costs for all of our products and corporate overhead through disciplined cost management policies and through improving efficiencies by removing redundancies. We have implemented several worldwide standard platforms as part of this process and have also started different initiatives, such as a system designed to improve our operating processes worldwide. In addition, we implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have helped us to achieve cost efficiencies, and have also reached a strategic agreement with International Business Machines Corporation (“IBM”) expected to improve some of our business processes. We have also transferred key processes, such as procurement and trading, from a centralized model to a regional model and are simplifying and delayering our business to accelerate decision-making and maximize efficiency. In a number of our core markets, such as Mexico, we launched aggressive initiatives aimed at reducing the use of fossil fuels, consequently reducing our overall energy costs.

Furthermore, significant economies of scale in key markets often allow us to obtain competitive freight contracts for key components of our cost structure, such as fuel and coal, among others.

Through a worldwide import and export strategy, we will continue to seek to optimize capacity utilization and maximize profitability by redirecting our products from countries experiencing economic downturns to target export markets where demand may be greater. Our global trading system enables us to coordinate our export activities globally and take advantage of demand opportunities and price movements worldwide allowing our regions to have access to information required to execute our trading activities. Should demand for our products in the United States improve, we believe we are well-positioned to service this market through our established presence in the southern and southwestern regions of the country and our ability to import to the United States.

Our industry relies heavily on natural resources and energy, and we use cutting-edge technology to increase energy efficiency, reduce carbon dioxide emissions and optimize our use of raw materials and water. We are committed to measuring, monitoring and improving our environmental performance. In the last few years, we have implemented various procedures to improve the environmental impact of our activities as well as our overall product quality, such as a reduction of carbon dioxide emissions, an increased use of alternative fuels to reduce our reliance on primary fuels, an increased number of sites with local environmental impact plans in place and the use of alternative raw materials in our cement.

This ongoing effort to regain our investment grade credit ratings has included the following key strategic initiatives:

Global Refinancing. On August 14, 2009, we entered into the 2009 Financing Agreement, which extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral loans and private placement notes to February 14, 2014. On July 5, 2012, we launched the Exchange Offer and Consent Request to eligible creditors under the 2009 Financing Agreement, pursuant to which eligible creditors were requested to consent to the Amendment Consents. In addition, we offered to exchange the indebtedness owed to Participating Creditors for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of our June 2018 U.S. Dollar Notes, in each case, in transactions exempt from registration under the Securities Act.

On September 17, 2012, we successfully completed the Refinancing Transaction, and we and certain of our subsidiaries entered into (a) the Amendment and Restatement Agreement, pursuant to which the Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) the 2012 Facilities Agreement, pursuant to which we were deemed to incur loans from those Participating Creditors participating in the Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the Refinancing Transaction, participating creditors received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the June 2018 U.S. Dollar Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes, which had remained outstanding under the 2009 Financing Agreement as of September 17, 2012, were subsequently repaid in full, as a result of prepayments made in accordance with the 2012 Facilities Agreement.

On September 29, 2014, CEMEX, S.A.B. de C.V. entered into the Credit Agreement for U.S.$1.35 billion with nine of the main lending banks from its 2012 Facilities Agreement. On November 3, 2014, five additional banks joined the Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (increasing the revolving tranche of the Credit Agreement proportionally to U.S.$746 million).

On July 30, 2015, CEMEX, S.A.B. de C.V. repaid in full the total amount outstanding of approximately U.S.$1.94 billion under the 2012 Facilities Agreement with new funds from 21 financial institutions, which joined the Credit Agreement under new tranches. As a result, total commitments under the Credit Agreement include (i) approximately €621 million (approximately U.S.$675 million or approximately Ps11,624 million) and (ii) approximately U.S.$3,149 million (Ps54,257 million), out of which about U.S.$735 million (Ps12,664 million) are in a revolving credit facility. The Credit Agreement now has an amortization profile, considering all commitments, of approximately 10% in 2017; 25% in 2018; 25% in 2019; and 40% in 2020. As a result of this refinancing, we have no significant debt maturities in 2016 and 2017 other than the approximately U.S.$352 million (Ps6,065 million) of March 2016 Optional Convertible Subordinated U.S. Dollar Notes and approximately U.S.$373 million (Ps6,427 million) corresponding to the first amortization under the Credit Agreement in September 2017. See note 16B to our 2015 audited consolidated financial statements included in the March 1 6-K.

As part of the Credit Agreement, we pledged under pledge agreements or transferred to a trustee under a security trust substantially all the shares of CEMEX México, Cemex Operaciones México, CTH, New Sunward, and CEMEX España, as Collateral, and all proceeds of such Collateral, to secure our payment obligations under the Credit Agreement, the Senior Secured Notes and under several other financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. See “Risk Factors—Risks Relating to our Business—We pledged the capital stock of subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Credit Agreement, the Senior Secured Notes and other financing arrangements.” Upon completion the refinancing of the 2009 Financing Agreement and the 2012 Facilities Agreement, the collateral securing such agreements and other obligations secured by such collateral was released.

From June 2009 through December 31, 2015, we reduced total debt plus Perpetual Debentures by approximately U.S.$6.9 billion.

Asset Divestitures, Asset Swaps or Mergers. We have continued a process to divest assets in order to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. For the year ended December 31, 2015, we made divestitures of approximately U.S.$670 million (which included fixed assets of approximately U.S.$194 million). See note 4A to our 2015 audited consolidated financial statements included in the March 1 6-K. We still expect to sell from U.S.$1,000 million up to U.S.$1,500 million in assets by the first quarter of 2018, which may include the sale of minority stakes in certain of our operations, swap certain assets to streamline our operations, or enter into mergers, if we deem it necessary.

Global Cost-Reduction and Pricing Initiatives. In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing global cost-reduction initiatives intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. Such global cost-reduction initiatives encompass different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global administrative, selling and distribution expenses. During the past years, CEMEX has launched a company-wide program aimed at enhancing competitiveness, providing a more agile and flexible organizational structure and supporting an increased focus on the company’s markets and customers. For the year ended December 31, 2015, we reached our target that had been set out for the 2015 year of approximately U.S.$150 million in annualized cost savings through the implementation of our cost reduction program, which contemplated an improvement in underperforming operations, a reduction in selling, general and administrative costs and the optimization of the company’s organizational structure. As part of our 2016 initiatives, we expect cost and expense reductions of U.S.$150 million by the end of the 2016 year.

In connection with the implementation of our cost-reduction initiatives, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce administrative, selling and distribution expenses, we have reduced our global headcount by approximately 24%, from 56,791 employees as of December 31, 2008 to 43,117 employees as of December 31, 2015. Both figures exclude personnel from our operations in Australia sold in October 2009 and our operations in Venezuela, which were expropriated in 2008, but do not give effect to any other divestitures.

Also as part of these initiatives, since 2009, we have temporarily shut down (some for a period of at least two months) several cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. We have also announced the permanent closure of some of our cement plants, such as our Davenport cement plant located in northern California in 2010. Similar actions were taken in our ready-mix concrete and aggregates businesses. Such rationalizations included, among others, our operations in Mexico, the United States, Spain and the United Kingdom.

Furthermore, during 2015, we achieved energy cost-savings by actively managing our energy contracting and sourcing, and by increasing our use of alternative fuels. We believe that these cost-saving measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure.

We have also introduced a comprehensive pricing strategy for our products that is expected to more fully reflect and capture the high value-creating capability of our products and services. Our strategy focuses on value enhancement, optimizing gains in customer relationships and in generating sufficient returns that would allow us to reinvest in our business. Under this strategy we are establishing internal procedures and guidelines that are expected to support our approach to pricing our different products and services.

Optimizing Capital Expenditures. In light of weak demand for our products throughout a considerable part of our markets, we reduced capital expenditures related to maintenance and expansion of our operations to approximately U.S.$468 million during 2011 and approximately U.S.$555 million during 2010 (in each case excluding acquisitions and capital leases). These reductions in capital expenditures were in response to weak demand for our products has were implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of operating EBITDA to free cash flow and regain our financial flexibility. During 2014 and 2015, as a result of a higher demand for our products in certain markets in which we operate, we increased capital expenditures related to maintenance and expansion of our operations to approximately U.S.$689 million and U.S.$764 million, respectively, from approximately U.S.$609 million in 2013. Pursuant to the Credit Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$1 billion (excluding certain capital expenditures, and joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint ventures investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$500 million (or its equivalent)) until the debt under the Credit Agreement has been repaid in full. We believe that these restrictions on capital expenditures do not diminish our world-class operating and quality standards and we may opportunistically increase capital expenditures in some of the markets in which we operate, if necessary, to take advantage of improved market conditions.

Customer Centricity. We expect to maintain and grow our market positions in cement, ready-mix concrete and aggregates as well as vertical integration of these businesses, by being one of the most customer-centric competitors in the construction materials industry.

Global CEMEX. We plan to promote globally what we do well in our local operations by replicating locally best practices from our other global operations.

Our Corporate Structure

CEMEX, S.A.B. de C.V. is an operating and also a holding company, and in general CEMEX operates its business through subsidiaries that, in turn, hold interests in CEMEX’s cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes CEMEX’s corporate structure as of December 31, 2015. The chart also shows, for each company, CEMEX’s approximate direct or indirect percentage equity ownership or economic interest. The chart has been simplified to show only some of CEMEX’s major holding companies and/or operating companies in the main countries in which CEMEX operates, and/or relevant companies in which we hold a significant interest, and does not include all of CEMEX’s intermediary holding companies and all CEMEX’s operating subsidiaries.

Our Corporate Structure as of December 31, 2015

Cemex, S.A.B. DE C.V. (Mexico)
Cemex México, S.A. de C.V. (Mexico) 100% (1)
Empresas Tolteca de México, S.A. de C.V. (Mexico) 100%
Cemex Operaciones México, S.A. de C.V. (Mexico) 100% (2)
CxNetworks N.V. (Netherlands) 100% (18)
New Sunward Holding B.V. (Netherlands) 100% (3)(4)
New Sunward Holding Financial Ventures B.V. (Netherlands) 100%
CEMEX España, S.A. (Spain) 99.9% (5) (6)
CEMEX France Gestion (S.A.S.) (France) 100%
RMC Holdings B.V. (Netherlands) 100% (17)
CEMEX Deutschland AG (Germany) 100%
CEMEX Holdings (Israel) Limited (Israel) 100%
UAE (United Arab Emirates) 49% (11)
CEMEX UK (United Kingdom) 100% (7)
CEMEX Investments Limited (United Kingdom) 100%
CEMEX Polska sp. Z.o.o (Poland) 100%
CEMEX SIA (Latvia) 100%
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100%
Readymix Argentina, S.A. (Argentina) 100%
AB Akmenes cementas (Lithuania) 38% (14)
CEMEX Jamaica (Jamaica) 100%
CEMEX AS (Norway) 100% (8)
CEMEX UK Operations Limited (United Kingdom) 100%
CEMEX Hrvatska d.d. (Croatia) 100% (13)
Cemex Holdings (Malaysia) Sdn Bhd (Malaysia) 100%
Assiut Cement Company (Egypt) 95.8%
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100%
CEMEX Dominicana, S.A. (Dominican Republic) 100%
CEMEX España Operaciones, S.L.U. (Spain) 100%
CEMEX Asia Holdings, Ltd. (Singapore) 100%
Solid Cement Corp. (Philippines) 100% (9) (21)
APO Cement Corporation (Philippines) 100% (10) (21)
CEMEX (Thailand) Co. Ltd. (Thailand) 100% (10)
CEMEX Corp. (United States) 100%
CEMEX, Inc. (United States) 100%
CEMEX Materials LLC. (United States) 100%
CEMEX Latam Holdings, S.A. (Spain) 73.31% (15)
Cimento Vencemos Do Amazonas, Ltda. (Brazil) 100%
Cemento Bayano, S.A. (Panama) 99.5% (20)
GUATEMALA (Guatemala) 100% (16)
CEMEX El Salvador, S.A. (El Salvador) 100%
CEMEX Colombia, S.A. (Colombia) 99.7% (19)
CEMEX (Costa Rica), S.A. (Costa Rica) 99.1%
CEMEX Nicaragua, S.A. (Nicaragua) 100% (12)

(1)	Includes approximate 99.87% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX as part of the Collateral.
(2)	Includes approximate 99.99% interest pledged as part of the Collateral. On December 1, 2013, Mexcement Holdings, S.A. de C.V. and Corporación Gouda, S.A. de C.V. were merged into and absorbed by Centro Distribuidor de Cemento, S.A. de C.V. On December 3, 2013, Centro Distribuidor de Cemento, S.A. de C.V. changed its legal name to Cemex Operaciones México.
(3)	Includes approximate 100% interest pledged as part of the Collateral.
(4)	Includes Cemex Operaciones México’s 59.64% interest and Cemex Trademark Holdings Ltd. (“CTH”) 40.36% interest. CEMEX, S.A.B. de C.V. indirectly holds 100% of COM and CTH.
(5)	Includes New Sunward’s and CEMEX, S.A.B. de C.V.’s interest, and shares held in CEMEX España’s treasury.
(6)	Includes approximate 99.63% interest pledged as part of the Collateral.
(7)	Includes CEMEX España’s 69.39% interest and CEMEX France Gestion’s 30.61% interest.
(8)	On March 15, 2011, EMBRA AS changed its legal name to CEMEX AS. CEMEX AS is an operational company and also the holding company for operations in Finland, Norway and Sweden.
(9)	Includes CEMEX Asia Holdings Ltd.’s (“Cemex Asia Holdings”) 70% indirect economic interest and 30% equity indirect ownership by CEMEX España.
(10)	Represents CEMEX Asia Holdings’ indirect economic interest.
(11)	Represents our economic interest in three UAE companies, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. We own a 49% equity interest in each of these companies, and we hold the remaining 51% of the economic benefits through agreements with other shareholders.
(12)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Latam’s 2% indirect interest.
(13)	On December 4, 2009, Dalmacijacement d.d. changed its legal name to CEMEX Hrvatska d.d. Divestment of this company is expected to be completed during first half of 2016.
(14)	Represents our 37.84% and 11.76% interest in ordinary and preferred shares, respectively.
(15)	Represents outstanding shares of CEMEX Latam’s capital stock and excludes treasury stock.
(16)	Represents CEMEX Latam Holdings’s direct and indirect economic interest in five Guatemalan companies, CEMEX Guatemala, S.A., Global Concrete, S.A., Gestión Integral de Proyectos, S.A., Equipos para uso de Guatemala, S.A., and Cementos de Centroamérica, S.A.
(17)	Includes CEMEX France’s 94.75% interest and CEMEX UK’s 5.25% interest.
(18)	CxNetworks N.V. is the holding company of the global business and IT consulting entities, including Neoris N.V.
(19)	Represents our 99.75% and 98.94% interest in ordinary and preferred shares, respectively.
(20)	Represents our 99.483% interest in ordinary shares, and excludes: (i) a 0.515% interest held on Cemento Bayano, S.A.’s treasury, and (ii) a 0.002% interest held by third parties.
(21)	Effective as of January 1, 2016, these companies are indirect wholly-owned subsidiaries of CEMEX España and not CEMEX Asia Holdings.

Our Operations

MEXICO

Overview. For the year ended December 31, 2015, our operations in Mexico represented approximately 20% of our net sales in Mexican Peso terms before eliminations resulting from consolidation. As of December 31, 2015, our business in Mexico represented approximately 30% of our total installed cement capacity and approximately 14% of our total assets.

As of December 31, 2015 CEMEX México, a direct subsidiary of CEMEX, S.A.B. de C.V., was both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and distribution of cement, aggregates, steel, ground stone and other construction materials and cement by-products in Mexico. CEMEX México, indirectly, is also the holding company for substantially all our international operations. CEMEX México, together with its subsidiaries, accounts for a substantial part of the revenues and operating income of our operations in Mexico.

Our Tepeaca cement plant in Puebla, Mexico currently has a production capacity of approximately 3.2 million tons of cement per year. In December 2014, we announced the restart of the Tepeaca cement plant expansion, consisting in the construction of a new kiln, so that its total production capacity reaches approximately 7.6 million tons of cement per year by 2018. We anticipate spending a total of approximately U.S.$642 million on the construction of this new kiln, which includes capital expenditures of approximately U.S.$442 million incurred through the end of 2015. The additional investment will be approximately U.S.$200 million.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2015, approximately 701 independent concessionaries with more than 1,562 stores were integrated into the Construrama program, with nationwide coverage.

Industry. The 2015 full year estimate, based on The National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), or INEGI, indicated that, total construction investment in Mexico increased by approximately 2.5% (constant prices, non-seasonally adjusted). The positive performance has been attributed mainly to an increase in the residential and private sectors, which offset the decline observed in the public sector. INEGI has not yet published construction data for the entire year.

Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2015 accounted for approximately 60% of Mexico’s demand (bagged presentation). Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk. We own the registered trademarks for our brands in Mexico, such as “Tolteca,” “Monterrey,” “Maya,” “Anáhuac,” “Campana,” “Gallo,” “Centenario,” “Impercem” and “Tolteca Extra,” “Monterrey Extra,” “Maya Extra,” “Anáhuac Extra,” “Campana Extra,” “Gallo Extra,” and “Centenario Extra.” We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. In addition, we own the registered trademark for the “Construrama” brand name for construction material stores.

Competition. In the early 1970s, the cement industry in Mexico was regionally fragmented. However, for over more than the past 40 years, cement producers in Mexico have increased their production capacity and the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. The major cement producers in Mexico are CEMEX; Holcim, an affiliate of Lafarge-Holcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Ciments Molins; Grupo Cementos de Chihuahua, S.A.B. de C.V., or Cementos Chihuahua, a Mexican operator, whose holding company is 49% owned by us. During 2013, a new cement producer, Elementia (Cementos Fortaleza), entered the market and in 2014 merged with Lafarge within the Mexican market. The major ready-mix concrete producers in Mexico are CEMEX, Holcim, Sociedad Cooperativa Cruz Azul and Cementos Moctezuma.

Potential entrants into the Mexican cement market face various impediments to entry, including, among other things, the time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market; the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement; the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico’s east and west coasts; the strong brand recognition and the wide variety of special products with enhanced properties; the extensive capital expenditure requirements; and the length of time required for construction of new plants, which is approximately two years.

Our Operating Network in Mexico

During 2015, we operated 13 out of our total of 15 cement plants (two were temporarily shut down given market conditions) and 85 cement distribution centers (including 7 marine terminals) located throughout Mexico.

We operate modern cement plants on the Gulf of Mexico and Pacific coasts, allowing us to take advantage of low transportation costs to export to the United States, the Caribbean, and Central and South America.

Products and Distribution Channels

Cement. For the year ended December 31, 2015, our cement operations represented approximately 54% of net sales for our operations in Mexico before eliminations resulting from consolidation in Mexican Peso terms and our domestic cement sales volume represented approximately 97% of our total cement sales volume in Mexico. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The total volume (bagged) of the five most important distributors accounted for approximately 10% of our total cement sales by volume in Mexico in 2015 (excluding our in-house channels).

Ready-Mix Concrete. For the year ended December 31, 2015, our ready-mix concrete operations represented approximately 23% of net sales for our operations in Mexico before eliminations resulting from consolidation in Mexican Peso terms. Our ready-mix concrete operations in Mexico purchase all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. For the year ended December 31, 2015, our aggregates operations represented approximately 5% of net sales for our operations in Mexico before eliminations resulting from consolidation in Mexican Peso terms.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement and clinker by our operations in Mexico represented approximately 3% of our total cement sales volume in Mexico for 2015. In 2015, approximately 38% of our cement and clinker exports from Mexico were to the United States, 34% to Central America and the Caribbean and 28% to South America.

The cement and clinker exports by our operations in Mexico to the United States are marketed through subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize pet coke and alternative fuels. We have entered into four 20-year contracts with PEMEX pursuant to which PEMEX has agreed to supply us with a total of 1.75 million tons of pet coke per year, including TEG coke consumption, through 2024. Pet coke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. The PEMEX pet coke contracts have reduced the volatility of our fuel costs. In addition, in 1992, our operations in Mexico began using alternative fuels to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented approximately 17% of the total fuel consumption for our operations in Mexico in 2015.

In 1999, we reached an agreement with TEG for the financing, construction and operation of a 230 megawatt energy plant in Tamuín, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations in April 2004. In February 2007, the original members of the consortium sold their participations in the project to a subsidiary of The AES Corporation.

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and the Spanish company ACCIONA, formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. CEMEX acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations Summary of Material Contractual Obligations and Commercial Commitments—Contractual Obligations.”

On February 19, 2015, CEMEX announced the creation of CEMEX Energía, an energy division seeking to develop a portfolio of power projects in Mexico.

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Description of Properties, Plants and Equipment. As of December 31, 2015, we had 15 wholly-owned cement plants located throughout Mexico, with a total potential capacity of 28.3 million tons per year, of which two were temporarily shut down given market conditions. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that, as of December 31, 2015, the limestone and clay permitted proven and probable reserves of our operations in Mexico had an average remaining life of approximately 140 and 84 years, respectively, assuming 2011-2015 average annual cement production levels. As of December 31, 2015, all our production plants in Mexico utilized the dry process.

As of December 31, 2015, we had a network of 78 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated seven marine terminals. In addition, we had 276 (53 are idle due to market conditions) ready-mix concrete plants throughout 77 cities in Mexico, more than 2,241 ready-mix concrete delivery trucks and 17 aggregates quarries.

As part of our global cost-reduction initiatives we have made temporary capacity adjustments and rationalizations in four of our cement plants in Mexico.

Capital Expenditures. We made capital expenditures of approximately U.S.$86 million in 2013, U.S.$79 million in 2014 and U.S.$68 million in 2015 in our operations in Mexico. We currently expect to make capital expenditures of approximately U.S.$73 million in our operations in Mexico during 2016.

UNITED STATES

Overview. For the year ended December 31, 2015, our operations in the United States represented approximately 26% of our net sales in Mexican Peso terms before eliminations resulting from consolidation. As of December 31, 2015, our business in the United States represented approximately 18% of our total installed cement capacity and approximately 48% of our total assets. As of December 31, 2015, CEMEX, Inc. was the main holding company of our operating subsidiaries in the United States.

As of December 31, 2015, we had a cement manufacturing capacity of approximately 17.1 million tons per year in our operations in the United States, including 1.2 million tons in proportional interests through non-controlling holdings. As of December 31, 2015, we operated a geographically diverse base of 13 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Louisiana, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also operated 46 rail, truck or water served active cement distribution terminals in the United States. As of December 31, 2015, we had 356 ready-mix concrete plants located in the Alabama, Arizona, California, Florida, Georgia, Louisiana, New Mexico, Nevada, Oregon, Tennessee, Texas and Washington and aggregates facilities in Arizona, California, Florida, Georgia, New Mexico, Nevada, Oregon, Texas and Washington.

In May 2013 we announced plans to expand the production capacity at our Odessa, Texas cement plant by 345,000 tons to nearly 900,000 tons per year. We are still in the permitting phase of the project, and will proceed with construction once all of the necessary permits have been received and market conditions have been met.

On September 23, 2013, we and Concrete Supply Company, a leading producer of ready-mix concrete throughout the Carolinas, entered into a joint venture agreement and formed a joint venture company named Concrete Supply Co., LLC , which is majority owned by Concrete Supply Holdings Co, who acts as the managing member. This joint venture is a leading concrete supplier in North and South Carolina with strong local management.

In February 2015 we completed an asset swap with Vulcan, under which CEMEX exchanged its asphalt plants in Arizona and Sacramento for 12 ready-mix concrete plants in California. Under the agreement, CEMEX will continue supplying aggregates to the exchanged asphalt plants. Also, CEMEX will be able to capture incremental cement sales to the acquired ready-mix concrete plants. Given the operations and strategic focus in these markets, we expect each party should earn a higher return on the exchanged assets and continue serving its customers efficiently. This swap was a cash-free transaction.

Industry. Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors: the residential, the industrial and commercial, and the public sectors. The public sector is the most cement intensive sector, particularly for infrastructure projects such as streets, highways and bridges. While overall cement demand is sensitive to the business cycle, the public sector demand is more stable and also has helped to soften the decline in global demand during periodic economic recessions.

The construction industry is continuing to recover from the recession experienced during 2008 and 2009, which was the worst downturn in over 70 years. The construction industry was hit particularly hard during this recession due to the collapse of the housing sector. Housing starts fell 73% from a peak of 2.1 million units in 2005 to only 554,000 units in 2009. The decline in housing and other construction activity resulted in a 45% decline in cement demand from 2005 to 2010. The economic recovery has proceeded at a relatively moderate pace, with real gross domestic product growth of 2.2% in 2012, 1.5% in 2013, 2.4% in 2014 and an estimated 2.5% in 2015. With the economy growing again, the construction sector stabilized in 2010 and joined the economy-wide recovery in 2011. The excess vacant inventory in the housing sector has largely been absorbed and inventories have declined to below normal levels in most markets which have supported a cumulative increase in housing prices over the last three years of about 25%. Housing starts have increased approximately 81% from 554,000 units in 2009 to 1 million units 2014. Housing starts in 2015 are estimated to increase approximately 10% to approximately 1.1 million units which remains well below the historical steady state level which we estimate at 1.6 million units. The industrial and commercial sector has also been growing with nominal spending up 51% from 2010 to 2014. Industrial & commercial nominal spending accelerated in 2015, increasing approximately 26%. The public sector, which has lagged the other construction sectors in this recovery, turned positive in 2014 with spending up approximately 3% as fiscal conditions for most states returned to a relatively balanced position. Public nominal spending for 2015 continued at a slow pace of about 2%. Cement demand has been increasing annually since 2010 with cement demand up an estimated 4% in 2015 after a cumulative increase of 26 % from 2010 to 2014. The Portland Cement Association is forecasting a 5% increase in cement demand for 2016.

Competition. The cement industry in the United States is highly competitive, including national and regional cement producers in the United States. Our principal competitors in the United States are Lafarge Holcim, Buzzi-Unicem, Heidelberg Cement and Ash Grove Cement.

The independent U.S. ready-mix concrete industry is highly fragmented. According to the National Ready Mixed Concrete Association (“NRMCA”), it is estimated that there are about 5,500 ready-mix concrete plants that produce ready-mix concrete in the United States and about 55,000 ready-mix concrete mixer trucks that deliver the concrete to the point of placement. The NRMCA estimates that the value of ready-mix concrete produced by the industry is approximately U.S.$30 billion per year. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the United States, many cement companies choose to develop concrete plant capabilities.

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The U.S. Geological Survey (“USGS”) estimates over 2.2 billion tons of aggregates were produced in 2015, an increase of about 7% over 2014. Crushed stone accounted for 58% of aggregates consumed, sand & gravel 42%, and slag 1%. These products are produced in all 50 states and have a value of U.S.$24.1 billion. The U.S. aggregates industry is highly fragmented and geographically dispersed. The top ten producing states represent approximately 50% of all production. According to the USGS, during 2015, an estimated 4,100 companies operated approximately 6,600 sand and gravel sites and 1,500 companies operated 4,000 crushed stone quarries and 91 underground mines in the 50 U.S. states.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals in the United States as of December 31, 2015.

Products and Distribution Channels

Cement. For the year ended December 31, 2015, our cement operations represented approximately 29% of our operations in the United States’ net sales before eliminations resulting from consolidation in Mexican Peso terms. We deliver a substantial portion of cement by rail, which occasionally those go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales are made directly to users of gray portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. For the year ended December 31, 2015, our ready-mix concrete operations represented approximately 38% of our operations in the United States’ net sales before eliminations resulting from consolidation in Mexican Peso terms. Our ready-mix concrete operations in the United States purchase most of their cement aggregates requirements from our cement operations in the United States. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. For the year ended December 31, 2015, our aggregates operations represented approximately 16% of our operations in the United States’ net sales before eliminations resulting from consolidation in Mexican Peso terms. We estimate that, as of December 31, 2015, the crushed stone quarries and sand/gravel pits permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 34 years, assuming 2011-2015 average annual aggregates production levels. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Production Costs. The largest cost components of our plants are electricity and fuel, which accounted for approximately 28% of our total production costs of our cement operations in the United States in 2015. We are currently implementing a program to gradually replace coal with more economic fuels, such as pet coke, tires and other alternative fuels, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2015, the increased use of alternative fuels helped to offset the effect on our fuel costs of increasing coal prices. Power costs in 2015 represented approximately 12% of our cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We have improved the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2015, we operated 13 cement manufacturing plants in the United States, and had a total installed capacity of 17.1 million tons per year, including 1.2 million tons representing our proportional interests through associates in five other cement plants. We estimate that, as of December 31, 2015, the limestone permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 61 years, assuming 2011-2015 average annual cement production levels. As of that date, we operated a distribution network of 46 cement terminals. All of our 13 cement production facilities in 2015 were wholly-owned except for the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest. As of December 31, 2015, we had 356 wholly-owned ready-mix concrete plants and operated 58 aggregates quarries. As of December 31, 2015, we distributed fly ash through 16 terminals and 8 third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 82 concrete block, paver, pipe, precast, asphalt and gypsum products distribution facilities.

We have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix and block plants and aggregates quarries. We are currently utilizing approximately 81 of our ready-mix plants, 65 of our block manufacturing plants and 75 of our aggregates quarries in the United States.

On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California. The plant had been closed on a temporary basis since March 2009 due to the economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Since March 2009, our state-of-the-art cement facility in Victorville, California has provided and will continue to provide cement to this market more efficiently than the Davenport plant. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States to operate. We sold a portion of the Davenport real estate in 2011 for U.S. $30 million and another portion in 2012 for U.S. $4.2 million, as well as some equipment in 2014.

Capital Expenditures. We made capital expenditures of approximately U.S.$160 million in 2013, U.S.$202 million in 2014 and U.S.$216 million in 2015 in our operations in the United States. We currently expect to make capital expenditures of approximately U.S.$209 million in our operations in the United States during 2016.

NORTHERN EUROPE

For the year ended December 31, 2015, our business in Northern Europe, which includes our operations in the United Kingdom, Germany, France and our Rest of Northern Europe segment, as described below, represented approximately 20% of our net sales before eliminations resulting from consolidation. As of December 31, 2015, our business in Northern Europe represented approximately 12% of our total installed capacity and approximately 13% of our total assets.

Our Operations in the United Kingdom

Overview. For the year ended December 31, 2015, our operations in the United Kingdom represented approximately 8% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our operations in the United Kingdom represented approximately 6% of our total assets.

As of December 31, 2015, CEMEX Investments Limited was the main holding company of our operating subsidiaries in the United Kingdom. We are a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations. We are also an important provider of concrete and precast materials solutions such as concrete blocks, concrete block paving, flooring systems and sleepers for rail infrastructure.

Industry. According to the United Kingdom’s Construction Products Association, in 2015, the gross domestic product of the United Kingdom was estimated to have grown by 2.6% compared to 2.9% growth in 2014. Total construction output is estimated to have increased by 3.6% in 2015, as compared to a 8.1% increase in 2014 over the preceding year. Whilst public housing fell by 5%, the private housing sector is estimated to have grown by 10% in 2015, with the private housing market continuing to be stimulated by the government’s Help to Buy scheme. In the 2015 budget, the government reiterated that in order to reduce the budget deficit, future spending cuts will be focused on current spending rather than capital investment over the long-term. This, along with two years of modest increases in new orders, is forecast to have resulted in public non-housing sector growth of only 0.4% in 2015. The industrial sector grew by 7.2%, continuing to be boosted by investment in new warehouses. In 2015 the commercial sector contracted by 0.1%, with flatter demand in offices and retail, and the infrastructure sector also grew by 13.2% driven by roads, rail and energy. As of the date of this 6-K, the official data corresponding to 2015 has not been released by the Mineral Products Association, but we estimate that domestic cement demand expanded by approximately 4.2% in 2015 compared to 2014.

Competition. Our primary competitors in the United Kingdom are Tarmac (a new business now owned by CRH after the Lafarge Holcim merger divestments), Heidelberg, Aggregate Industries (a subsidiary of Lafarge Holcim) and Hope Construction Materials, owned by Mittal Investments and formed two years ago from enforced divestments by Lafarge and Tarmac when they created Lafarge Tarmac. Another independent, Breedon Aggregates, announced at the end of 2015 that they will acquire Hope Construction Materials by the middle of 2016. The Lafarge Tarmac business was divested to CRH (except for two cement plant to be retained by Lafarge Holcim). In addition more than 1.5 million tons of cement were imported to the UK by various players including CRH, Lafarge Holcim, and other independents, with material increasingly arriving from over-capacity markets including Ireland, Spain and Greece.

Our Operating Network in the United Kingdom

Products and Distribution Channels

Cement. For the year ended December 31, 2015, our cement operations represented approximately 17% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in Mexican Peso terms. About 82% of our United Kingdom cement sales were of bulk cement, with the remaining 18% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants.

Ready-Mix Concrete. For the year ended December 31, 2015, our ready-mix concrete operations represented approximately 28% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in Mexican Peso terms. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 25% of our 2015 United Kingdom sales volume. In 2015, our ready-mix concrete operations in the United Kingdom purchased approximately 86% of its cement requirements from our cement operations in the United Kingdom and approximately 84% of its aggregates requirements from our aggregates operations in the United Kingdom. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. For the year ended December 2015, our aggregates operations represented approximately 27% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in Mexican Peso terms. In 2015, our United Kingdom aggregates sales were divided as follows: 46% were sand and gravel, 46% limestone and 8% hard stone. In 2015, 16% of our aggregates volumes were obtained from marine sources along the United Kingdom coast. In 2015, approximately 40% of our United Kingdom aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Production Costs

Cement. In 2015, fixed production costs increased by 5% driven by increases in services, particularly at Ferriby plant, where full operation recommenced during 2015, following flood damage. Variable costs increased by 8%, primarily as a result of higher electricity and fuel costs, partially offset by lower imported clinker costs. We continued to implement our cost reduction programs through our use of alternative fuels. In March 2015, our partner Suez opened its Malpass factory, adjacent to our Rugby plant, to supply us with Refuse Derived Fuels (RDF).

Ready-Mix Concrete. In 2015, fixed production costs increased by 4%, as compared to fixed production costs in 2014. During 2015, two ready-mix plants were closed and proceeds from the land realized. We re-opened one ready-mix plant that had previously been mothballed.

Aggregates. In 2015, fixed production costs increased by 11%, as compared to 2014 fixed production costs.

Description of Properties, Plants and Equipment. As of December 31, 2015, we operated two cement plants, and one clinker grinding facility in the United Kingdom. Assets in operation at year-end 2015 represent an installed cement capacity of 2.4 million tons per year. We estimate that, as of December 31, 2015, the limestone and clay permitted proven and probable reserves of our operations in the United Kingdom had an average remaining life of approximately 83 and 60 years, respectively, assuming 2011-2015 average annual cement production levels. As of December 31, 2015, we also owned two cement import terminals and operated 194 ready-mix concrete plants and 56 aggregates quarries in the United Kingdom, in addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, sleepers and flooring businesses in the United Kingdom.

In order to ensure increased availability of blended cements, which are more sustainable based on their reduced clinker factor and use of by-products from other industries, we built a grinding and blending facility at the Port of Tilbury, located on the Thames River east of London, in 2009. The facility, which started operations during May 2009, has an annual grinding capacity of approximately 1.2 million tons. In total, we spent approximately U.S.$93 million in the construction of this grinding and blending facility.

Capital Expenditures. We made capital expenditures of approximately U.S.$44 million in 2013, U.S.$45 million in 2014 and U.S.$57 million in 2015 in our operations in the United Kingdom. We currently expect to make capital expenditures of approximately U.S.$28 million in our operations in the United Kingdom during 2016.

Our Operations in Germany

Overview. For the year ended December 31, 2015, our operations in Germany represented approximately 3% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our operations in Germany represented approximately 1% of our total assets. As of December 31, 2015, CEMEX Deutschland AG was our main subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete and aggregates.

On January 5, 2015, we closed a series of transactions with Holcim, pursuant to which, we sold to Holcim assets in the western region of Germany, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants, while we maintained our operations in the north, east and south of Germany.

Industry. According to IFO, total construction output in Germany increased by 0.7% in 2015, compared to 2014. The main driver of such increase was new construction in the residential sector which increased by 2.6% during 2015. According to the German Cement Association, in 2015, the national cement consumption in Germany decreased by 2% to 26.7 million tons, while the ready-mix concrete market and the aggregates market each decreased between 1% and 2%.

Competition. Our primary competitors in the cement market in Germany are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Lafarge Holcim and Schwenk, a local German competitor. These competitors, along with CEMEX, represent a market share of about 80%, as estimated by us for 2015. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete and aggregates markets is moderate.

Our Operating Network in Germany

Description of Properties, Plants and Equipment. As of December 31, 2015, we operated one cement plant in Germany and our installed cement capacity was 2.4 million tons per year. We estimate that, as of December 31, 2015, the limestone permitted proven and probable reserves of our operations in Germany had an average remaining life up to 40 years, assuming 2011-2015 average annual cement production levels. As of that date, our operations in Germany included one cement grinding mill, 82 ready-mix concrete plants, 24 aggregates quarries, two land distribution centers for cement and two maritime terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$37 million in 2013, U.S.$29 million in 2014 and U.S.$22 million in 2015 in our operations in Germany. We currently expect to make capital expenditures of approximately U.S.$19 million in our operations in Germany during 2016.

Our Operations in France

Overview. As of December 31, 2015, CEMEX France was our main subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France. We distribute the majority of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative. For the year ended December 31, 2015, our operations in France represented approximately 5% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our operations in France represented approximately 3% of our total assets.

Industry. According to the French Building Association (the “FFB”), housing starts in the residential sector increased by 0.3% in 2015 (for the 12 month period between December 2014- November 2015) compared to 2014 (between December 2013- November 2014). Non-residential buildings starts in 2015 (for the 12 month period ending November 2015) compared to 2014 (between December 2013- November 2014) decreased by 9.7% and demand from the public works sector decreased by approximately 7% over the same period.

According to the French cement producers association, total cement consumption in France in 2015 reached approximately 17.2 million tons, a 5.5% decrease compared to 2014.

Competition. Our main competitors in the ready-mix concrete market in France include Lafarge Holcim, Italcementi and Vicat. Our main competitors in the aggregates market in France include Lafarge, Italcementi, Colas (Bouygues) and Eurovia (Vinci). Many of our major competitors in ready-mix concrete are subsidiaries of French cement producers, whereas we rely on sourcing cement from third parties.

Our Operating Network in France

Description of Properties, Plants and Equipment. As of December 31, 2015, we operated 242 ready-mix concrete plants in France, 1 maritime cement terminal located in Le Havre, on the northern coast of France, 21 land distribution centers, 43 quarries and 10 river ports.

Capital Expenditures. We made capital expenditures of approximately U.S.$28 million in 2013, U.S.$27 million in 2014 and U.S.$32 million in 2015 in our operations in France. We currently expect to make capital expenditures of approximately U.S.$21 million in our operations in France during 2016.

REST OF NORTHERN EUROPE

As of December 31, 2015, our operations in the Rest of Northern Europe consisted primarily of our operations in the Czech Republic, Poland and Latvia, as well as trading activities in Scandinavia and Finland, our other Northern European assets and our approximately 37.8% non-controlling interest in a Lithuanian company. These operations represented approximately 4% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation, for the year ended December 31, 2015, and approximately 3% of our total assets as of December 31, 2015.

Our Operations in Poland

Overview. As of December 31, 2015, CEMEX Polska was our main subsidiary in Poland. We are a leading provider of building materials in Poland, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2015, we operated two cement plants and one grinding mill in Poland, with a total installed cement capacity of 3.0 million tons per year. As of December 31, 2015, we also operated 39 ready-mix concrete plants, nine aggregates quarries and two maritime terminals in Poland.

Industry. According to our estimates, total cement consumption in Poland reached approximately 16.3 million tons in 2015, an increase of 2.3% compared to 2014.

Competition. Our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland are Heidelberg, Lafarge, CRH and Dyckerhoff, Miebach.

Capital Expenditures. We made capital expenditures of approximately U.S.$13 million in 2013, U.S.$13 million in 2014 and U.S.$12 million in 2015 in our operations in Poland. We currently expect to make capital expenditures of approximately U.S.$15 million in our operations in Poland during 2016.

Our Operations in the Czech Republic

Overview. As of December 31, 2015, CEMEX Czech Republic, s.r.o. was our main subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2015, we operated 76 ready-mix concrete plants, 10 gravel pits and 7 aggregates quarries in the Czech Republic. As of that date, we also operated one cement plant, one cement grinding mill and one cement terminal in the Czech Republic.

On January 5, 2015, we closed a series of transactions with Holcim, pursuant to which, we acquired all of Holcim’s assets in the Czech Republic, including a cement plant, four aggregates quarries and 17 ready-mix plants.

Industry. According to the Czech Statistical Office, total construction output in the Czech Republic increased approximately by 5.7% in 2015. The increase was primarily driven by increased public investments into infrastructure projects and higher demand for housing driven by a growing economy and relatively inexpensive mortgages which had a positive impact on the construction segment. According to the Czech Cement Association, total cement production in the Czech Republic reached 3.8 million tons in 2015 with year-over-year growth of 1.4%. In 2015, total ready-mix concrete production in the Czech Republic increased by approximately 1.2%.

Competition. Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Dyckerhoff, Skanska and Lafarge Holcim.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2013, U.S.$5 million in 2014 and U.S.$9 million in 2015 in our operations in the Czech Republic. We currently expect to make capital expenditures of approximately U.S.$6 million in our operations in the Czech Republic during 2016.

Our Operations in Latvia

Overview. As of December 31, 2015, CEMEX SIA was our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix concrete producer and supplier in Latvia. From our cement plant in Latvia we also supply markets Estonia, Lithuania, Finland, Sweden, northwest Russia, and Belarus. As of December 31, 2015, we operated one cement plant in Latvia with an installed cement capacity of 1.6 million tons per year. We also operated nine ready-mix concrete plants, one mobile pugmill and four aggregates quarries in Latvia. Three out of four aggregates quarries were added to our portfolio during 2015. In 2015, we made significant progress in the road construction business by supplying Roller Compacted Concrete and Cement Stabilized Base mixtures.

In April 2006, we initiated an expansion project for our cement plant in Latvia in order to increase our cement production capacity by approximately 0.8 million tons per year to support strong demand in the region. The plant was fully commissioned during July 2010. The project was completed and fully capitalized in 2013, our total capital expenditure in the capacity expansion of this plant was approximately U.S.$409 million.

Capital Expenditures. In total, we made capital expenditures of approximately U.S.$6 million in 2013, U.S.$1 million in 2014 and U.S.$14 million in 2015 in our operations in Latvia. We currently expect to make capital expenditures of approximately U.S.$12 million in our operations in Latvia during 2016.

Our Equity Investment in Lithuania

Overview. As of December 31, 2015, we owned an approximate 37.8% interest in Akmenés cementas AB, a cement producer in Lithuania, which operates one cement plant in Lithuania with an annual installed cement capacity of 1.8 million tons.

Sale of our Operations in Austria and Hungary

On October 31, 2015, after all conditions precedent were satisfied, we completed the previously announced sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165.1 million (U.S.$179 million or Ps3,090 million), after final adjustments for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary for the ten-month period ended October 31, 2015 and the years ended December 31, 2014 and 2013, included in our statements of operations, were reclassified to the single line item “Discontinued operations,” which includes, in 2015, a gain on sale of approximately U.S.$45 million (Ps741 million). Such gain on sale includes the reclassification to the statement of operations of foreign currency translation effects accrued in equity until October 31, 2015 for an amount of approximately U.S.$13 million (Ps215 million). See note 4A to our consolidated financial statements included in the March 1 6-K.

Our Operations in Other Northern European Countries

Overview. As of December 31, 2015, we operated ten marine cement terminals in Norway and Sweden through CEMEX AS, a leading bulk-cement importer in the Nordic region. We also operated three marine cement terminals in Finland.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.3 million in 2013, U.S.$0.02 million in 2014 and U.S.$0.3 million in 2015 in our operations in Other Northern European countries. We currently do not expect to make any significant capital expenditures in our operations in Other Northern European countries during 2016.

THE MEDITERRANEAN

For the year ended December 31, 2015, our business in the Mediterranean, which includes our operations in the Spain, Egypt and our Rest of the Mediterranean segment, as described below, represented approximately 10% of our net sales before eliminations resulting from consolidation. As of December 31, 2015, our business in the Mediterranean represented approximately 20% of our total installed capacity and approximately 8% of our total assets.

Our Operations in Spain

Overview. For the year ended December 31, 2015, our operations in Spain represented approximately 3% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our business in Spain represented approximately 4% of our total assets.

On January 5, 2015, we closed a series of transactions with Holcim, pursuant to which, we acquired from Holcim the Gador cement plant (with an annual installed cement production capacity of approximately 0.97 million tons, which production capacity was recently reassessed after managing and operating the plant in the first quarter of 2015) and the Yeles cement grinding station (with an annual installed cement production capacity of 0.90 million tons).

As of December 31, 2015, we held 99.88% of CEMEX España (including shares held in treasury), a holding company for most of our international operations.

In furtherance of our assets optimization plan, in June 2013, we formalized an agreement to sell our cement plant in San Feliú of Llobregat (Barcelona) to Cements Molins, S.A. The transaction was approved by the Spanish Competition Authorities and subsequently formally completed on November 15, 2013.

On October 1, 2012, CEMEX España agreed to spin-off its Spanish industrial operations in favor of CEMEX España Operaciones, a subsidiary in which CEMEX España holds 100% of the share capital.

In December 2012, the merger of CEMEX España Operaciones and Aricemex, S.A. and Hormicemex, S.A. was completed and, as a result, our manufacturing and sales of cement, aggregates, concrete and mortar were consolidated in CEMEX España Operaciones, which became our Spanish operating subsidiary.

Industry. According to our latest estimates, in 2015, investment in the construction sector in Spain increased by approximately 5.4% compared to 2014, primarily as a result of the increased investment in the non-residential construction sector. Investment in the residential construction sector increased approximately 2.8% in 2015. According to the latest estimates from the Asociación de Fabricantes de Cemento de España (OFICEMEN), the Spanish cement trade organization, cement consumption in Spain increased 5.3% in 2015 compared to 2014.

During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and fluctuations in the value of the Euro against other currencies. According to OFICEMEN, cement imports decreased 18% in 2012 and 18% in 2013, increased 14.5% in 2014 and increased 18.1% in 2015. Clinker imports have been significant, declined 47% in 2011, 75% in 2012, 18% in 2013, 2.5% in 2014 and 50.2% in 2015. Imports primarily have had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets.

In the early 1980’s, Spain was one of the leading exporters of cement in the world, exporting up to 13 million tons per year. However, as of December 31, 2015, cement exports amounted approximately 3.9 million tons per year. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin as well as the strength of the Euro and changes in the domestic market. According to OFICEMEN, these export volumes increased 2% in 2011, 56% in 2012, 12% in 2013, 12% in 2014, and decreased 4.4% in 2015.

Competition. According to our estimates, as of December 31, 2015, we were one of the five largest multinational producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of our business strategy in Spain.

Our Operating Network in Spain

Cement. For the year ended December 31, 2015, our cement operations represented approximately 81% of net sales for our operations in Spain before eliminations resulting from consolidation in Mexican Peso terms. We offer various types of cement in Spain, targeting specific products to specific markets and users. In 2015, approximately 21% of CEMEX España Operaciones’ domestic sales volume consisted of bagged cement, and the remainder of CEMEX España Operaciones’ domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, including sales to our other operations in Spain, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. For the year ended December 31, 2015, our ready-mix concrete operations represented approximately 11% of net sales for our operations in Spain before eliminations resulting from consolidation in Mexican Peso terms. Our ready-mix concrete operations in Spain in 2015 purchased almost 97.1% of their cement requirements from our cement operations in Spain, and approximately 58.3% of their aggregates requirements from our aggregates operations in Spain.

Aggregates. For the year ended December 31, 2015, our aggregates operations represented approximately 2% of net sales for our operations in Spain before eliminations resulting from consolidation in Mexican Peso terms.

Exports. Exports of cement and clinker by our operations in Spain, which represented approximately 61% of net sales for our operations in Spain before eliminations resulting from consolidation, increased approximately 19% in 2015 compared to 2014, primarily as a result of an increase in export volumes to other countries, in particular, those located in Africa. Export prices are lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2015, 24% consisted of white cement, 24% of gray portland cement and 52% of clinker. In 2015, 19% of our exports from Spain were to America, 23% to Europe and the Middle East and 58% to Africa.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2015, we used organic waste, tires and plastics as fuel, achieving a 34% substitution rate for pet coke in our gray and white clinker kilns for the year.

Description of Properties, Plants and Equipment. As of December 31, 2015, our operations in Spain included 7 cement plants located in Spain, with an annual installed cement capacity of 10.4 million tons, including 1 million tons of white cement. As of that date, we also owned 1 cement mill, 21 distribution centers, including 13 land and 8 marine terminals, 75 ready-mix concrete plants, 21 aggregates quarries and 13 mortar plants. As of December 31, 2015, we owned 9 limestone quarries located in close proximity to our cement plants and 4 clay quarries in our cement operations in Spain. We estimate that, as of December 31, 2015, the limestone and clay permitted proven and probable reserves of our operations in Spain had an average remaining life of approximately 57 and 34 years, respectively, assuming 2011-2015 average annual cement production levels.

Capital Expenditures. We made capital expenditures of approximately U.S.$10 million in 2013, U.S.$12 million in 2014 and U.S.$17 million in 2015 in our operations in Spain. We currently expect to make capital expenditures of approximately U.S.$14 million in our operations in Spain during 2016.

Our Operations in Egypt

Overview. As of December 31, 2015, ACC was our main subsidiary in Egypt. As of December 31, 2015, we operated one cement plant in Egypt, with an annual installed capacity of approximately 5.4 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt’s main cement market. We estimate that, as of December 31, 2015, the limestone and clay permitted proven and probable reserves of our operations in Egypt had an average remaining life of approximately 52 and 53 years, respectively, assuming 2011-2015 average annual cement production levels. In addition, as of December 31, 2015, we operated 12 ready-mix concrete plants, of which 4 are owned and 8 are under management contracts and 11 land distribution centers in Egypt. For the year ended December 31, 2015, our operations in Egypt represented approximately 3% of our net sales before eliminations resulting from consolidation and approximately 2% of our total assets.

See “Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement” for a description of certain legal proceedings relating to the share purchase agreement, signed in November 1999 between CEMEX, S.A.B. de C.V. and state-owned Metallurgical Industries Company, pursuant to which CEMEX, S.A.B. de C.V. acquired a controlling interest in ACC.

Industry. According to the Ministry of Investment official figures, based on government data (local and imported cement), the Egyptian market consumed approximately 53.5 million tons of cement during 2015. Cement consumption increased by approximately 3.5% in 2015 compared to 2014, which was mainly attributed to the relative political and economic stability that bolstered the construction sector and the launch of a number of infrastructure projects. As of December 31, 2015, the cement industry in Egypt had a total of 20 cement producers, with an aggregate annual installed cement production capacity of approximately 75 million tons.

Competition. According to the Ministry of Investment official figures, during 2015, Lafarge-Holcim (Egyptian Cement Company), CEMEX (Assiut) and Italcementi (Suez Cement, Torah Cement and Helwan Portland Cement), four of the largest cement producers in the world, represented approximately 38% of the total cement production in Egypt. Other significant competitors in Egypt are Arabian (La Union), Titan (Alexandria Portland Cement and Beni Suef Cement), Ameriyah (Cimpor/Camargo Corrêa), National, Sinai (Vicat), Sinai White cement (Cementir), South Valley, Nile Valley, El Sewedy, Army Cement, Aswan Medcom, Misr Beni Suef, Al Nahda and Misr Quena Cement Companies, Building Materials Industries Co. and ASEC Cement.

Cement and Ready-Mix Concrete. For the year ended December 31, 2015, cement represented approximately 83% and ready-mix concrete represented approximately 14% of net sales for our operations in Egypt before eliminations resulting from consolidation in Mexican Peso terms.

Capital Expenditures. We made capital expenditures of approximately U.S.$24 million in 2013, U.S.$31 million in 2014 and U.S.$47 million in 2015 in our operations in Egypt. We currently expect to make capital expenditures of approximately U.S.$20 million in our operations in Egypt during 2016.

REST OF THE MEDITERRANEAN

Our operations in the Rest of the Mediterranean, which as of December 31, 2015, consisted primarily of our operations in the UAE and Israel. These operations represented approximately 4% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our business in the Rest of Mediterranean represented approximately 2% of our total assets.

Sale of our Operations in South-East Europe

On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including its assets in Bosnia & Herzegovina, Montenegro and Serbia for approximately €231 million (U.S.$251 million or Ps4,322 million). The assets sold mainly consist of three cement plants, two aggregate quarries and seven ready-mix plants. The proceeds from this transaction will be used mainly for debt reduction and for general corporate purposes. We currently expect to finalize divestments in Croatia during the first quarter of 2016. Our consolidated statements of operations present the results of our operations in Croatia, net of income tax, for the twelve-month periods ended December 31, 2013, 2014 and 2015 as “Discontinued operations.” As of December 31, 2015, the balance sheet of CEMEX Croatian operations, including its assets in Bosnia & Herzegovina, Montenegro and Serbia, was reclassified to current assets and current liabilities held for sale. See note 4A to our consolidated financial statements included in the March 1 6-K.

Our Operations in the United Arab Emirates (UAE)

Overview. As of December 31, 2015, we held an approximate 49% equity interest (and 100% economic benefit) in four UAE companies: CEMEX Topmix LLC and CEMEX Supermix LLC, two ready-mix manufacturing companies, CEMEX Falcon LLC, which specializes in the trading and production of cement and slag and CEMEX Arabia FZC, dedicated to trading activities. We are not allowed to have a controlling interest in these companies (UAE law requires 51% ownership by UAE nationals). However, through agreements with other shareholders in these companies, we have control over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2015, we owned seven ready-mix concrete plants and one cement and slag grinding facility in the UAE, serving the markets of Dubai and Abu Dhabi as well as neighboring countries such as Oman or Qatar.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.4 million in 2013, U.S.$0.5 million in 2014 and U.S.$2 million in 2015 in our operations in the UAE. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in the UAE during 2016.

Our Operations in Israel

Overview. As of December 31, 2015, CEMEX Holdings (Israel) Ltd. was our main subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2015, we operated 65 ready-mix concrete plants, six aggregates quarries, one concrete products plant, one admixtures plant, one lime factory and one blocks factory in Israel.

Capital Expenditures. We made capital expenditures of approximately U.S.$17 million in 2013, U.S.$15 million in 2014 and U.S.$13 million in 2015 in our operations in Israel. We currently expect to make capital expenditures of approximately U.S.$15 million in our operations in Israel during 2016.

SOUTH, CENTRAL AMERICA AND THE CARIBBEAN

For the year ended December 31, 2015, our business in SAC, which includes our operations in the Colombia and our Rest of SAC segment, as described below, represented approximately 13% of our net sales before eliminations resulting from consolidation. As of December 31, 2015, our business in SAC represented approximately 13% of our total installed capacity and approximately 8% of our total assets.

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the main holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investments, Acquisitions and Divestitures—Divestitures” for additional information regarding the CEMEX Latam Offering.

Our Operations in Colombia

Overview. As of December 31, 2015, we indirectly owned through CEMEX Latam approximately 99.7% of CEMEX Colombia, our main subsidiary in Colombia. As of December 31, 2015, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity of (4.0 million tons per year) as of December 31, 2015. For the year ended December 31, 2015, our operations in Colombia represented approximately 5% of our net sales before eliminations resulting from consolidation. As of December 31, 2015, our operations in Colombia represented 4% of our total assets.

CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2015, these three metropolitan areas accounted for approximately 35% of Colombia’s cement consumption. CEMEX Colombia’s Ibague plant, which uses the dry process and is strategically located in the Urban Triangle, is CEMEX Colombia’s largest plant and had an annual installed capacity of 2.8 million tons as of December 31, 2015. CEMEX Colombia, through its Bucaramanga and Cúcuta plants, is also an active participant in Colombia’s northeastern market.

Industry. According our estimates, the installed capacity for cement in Colombia was 17.1 million tons in 2015. According to DANE, total cement consumption in Colombia reached 12.95 million tons during 2015, an increase of 4% from 2014, while cement exports from Colombia reached 0.85 million tons. We estimate that close to 39% of cement in Colombia is consumed by the self-construction sector, while the infrastructure sector accounts for approximately 34% of total cement consumption and has been growing in recent years. The other construction segments in Colombia, including the formal housing and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. We have two primary competitors, Cementos Argos, which has established a leading position in the Colombian Caribbean coast, Antioquia and Southwest region markets, and our other competitor is Lafarge Holcim Colombia.

The ready-mix concrete industry in Colombia is fairly consolidated with the top three producers accounting for approximately 77% of the market as of December 31, 2015. CEMEX Colombia was the second-largest ready-mix concrete producer as of December 31, 2015. The first and third-largest producers were Argos and Lafarge Holcim Colombia, respectively.

The aggregates market in Colombia is highly fragmented and is dominated by the informal market. CEMEX Colombia was the largest aggregates producer as of December 31, 2015. Approximately 76% of the aggregates market in Colombia was comprised of small independent producers as of December 31, 2015.

Our Operating Network in Colombia

Products and Distribution Channels

Cement. For the year ended December 31, 2015, our cement operations represented approximately 53% of net sales for our operations in Colombia before eliminations resulting from consolidation in Mexican Peso terms.

Ready-Mix Concrete. For the year ended December 31, 2015, our ready-mix concrete operations represented approximately 29% of net sales for our operations in Colombia before eliminations resulting from consolidation in Mexican Peso terms.

Aggregates. For the year ended December 31, 2015, our aggregates operations represented approximately 9% of net sales for our operations in Colombia before eliminations resulting from consolidation in Mexican Peso terms.

Description of Properties, Plants and Equipment. As of December 31, 2015, CEMEX Colombia owned 5 operating cement plants and mills, having a total annual installed capacity of 4.0 million tons. In addition, through its grinding mills, CEMEX Colombia has the ability to produce 0.5 million tons of cement sourced by third parties. In 2015, we replaced 26.6% of our total fuel consumed in CEMEX Colombia with alternative fuels, and we have an internal electricity generating capacity of 40 megawatts. We estimate that, as of December 31, 2015, the limestone and clay permitted proven and probable reserves of our operations in Colombia had an average remaining life of approximately 145 and 9 years, respectively, assuming 2011-2015 average annual cement production levels. The operating licenses for quarries in Colombia are renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient limestone reserves for our operations in Colombia for over 100 years assuming 2011-2015 average annual cement production levels. As of December 31, 2015, CEMEX Colombia owned seven land distribution centers, two mortar plants, 45 ready-mix concrete plants (which includes 33 fixed plants and 12 mobile plants) and five aggregates operations. As of that date, CEMEX Colombia also owned 6 limestone quarries.

Capital Expenditures. We made capital expenditures of approximately U.S.$60 million in 2013, U.S.$101 million in 2014 and U.S.$156 million in 2015 in our operations in Colombia. We currently expect to make capital expenditures of approximately U.S.$170 million in our operations in Colombia during 2016.

Rest of South, Central America and the Caribbean

As of December 31, 2015, our operations in the Rest of SAC consisted primarily of our operations in Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina. These operations represented approximately 8% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our business in the Rest of SAC represented approximately 4% of our total assets.

Our Operations in Costa Rica

Overview. As of December 31, 2015, we indirectly owned through CEMEX Latam an approximate 99.1% interest in CEMEX (Costa Rica), S.A., or CEMEX Costa Rica, our main operating subsidiary in Costa Rica and a leading cement producer in the country.

On December 18, 2014, we announced that CEMEX Latam, through CEMEX Costa Rica, began a project to increase cement production capacity in its plant located in Colorado, Costa Rica by approximately 25%, reaching an annual capacity of 1.1 million tons per year by 2017. The total investment is expected to be of approximately U.S.$35 million in a 3 year period and will include the construction of a new grinding mill, as well as several capacity enhancing projects on its clinker production line.

Industry. We estimate that approximately 1.4 million tons of cement were sold in Costa Rica during 2015. The cement market in Costa Rica is a predominantly retail market, and we estimate that 52% of volume is bulk.

Competition. The Costa Rican cement industry currently includes two producers, CEMEX Costa Rica and Lafarge Holcim Costa Rica. Further, in 2015 an estimated 27,000 tons were imported by a local construction company.

Description of Properties, Plants and Equipment. As of December 31, 2015, CEMEX Costa Rica operated one cement plant and one grinding mill in Costa Rica, having a total annual installed capacity of 0.9 million tons. CEMEX Costa Rica had seven operational ready-mix concrete plants, one aggregates quarry and one land distribution center.

Exports. During 2015, clinker exports by our operations in Costa Rica represented approximately 30% of our total production and were made to our Nicaragua plant.

Capital Expenditures. We made capital expenditures of approximately U.S.$6 million in 2013, U.S.$6 million in 2014 and U.S.$10 million in 2015 in our operations in Costa Rica. We currently expect to make capital expenditures of approximately U.S.$5 million in our operations in Costa Rica during 2016.

Our Operations in the Dominican Republic

Overview. As of December 31, 2015, CEMEX Dominicana, S.A., or CEMEX Dominicana, was main subsidiary in the Dominican Republic and a leading cement producer in the country. CEMEX Dominicana’s sales network covers the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macorís, Samaná and La Altagracia. On May 8, 2000, CEMEX Dominicana entered into a lease agreement with the government of the Dominican Republic related to the exploitation of a gypsum mine located at Las Salinas, Barahona, which has enabled CEMEX Dominicana to supply all local and regional gypsum requirements. The lease agreement expires on May 8, 2025 and may be extended by the parties.

Industry. In 2015, cement consumption in the Dominican Republic reached 4.0 million tons according to our estimates.

Competition. Our principal competitors in the Dominican Republic are Domicem, a mixed Italian/local cement producer that started cement production in 2005; Cementos Cibao, a local competitor; Cemento Colón, an affiliated grinding operation of Argos; Cementos Santo Domingo, a cement grinding partnership between a local investor and Cementos La Union from Spain; Cementos Panam, a local cement producer which has an installed grinding operation and recently constructed a cement kiln; and Cementos Andinos, a Colombian cement producer which has an installed grinding operation and a partially constructed cement kiln.

Description of Properties, Plants and Equipment. As of December 31, 2015, CEMEX Dominicana operated one cement plant in the Dominican Republic, with an installed capacity of 2.6 million tons per year. As of that date, CEMEX Dominicana also owned 10 ready-mix concrete plants, one aggregates quarry, two land distribution centers and two marine terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$17 million in 2013, U.S.$7.5 million in 2014 and U.S.$17 million in 2015 in our operations in the Dominican Republic. We currently expect to make capital expenditures of approximately U.S.$6 million in our operations in the Dominican Republic during 2016.

Our Operations in Panama

Overview. As of December 31, 2015, we indirectly held through CEMEX Latam an approximate 99.5% interest in Cemento Bayano, S.A., or Cemento Bayano, our main subsidiary in Panama and a leading cement producer in the country.

Industry. We estimate that approximately 1.9 million cubic meters of ready-mix concrete were sold in Panama during 2015. Cement consumption in Panama increased 12% in 2015, due to the termination stage of Panama Canal.

Competition. The cement industry in Panama includes three cement producers: Cemento Bayano, Argos Panamá, an affiliate of Colombian Cementos Argos, and Cemento Interoceánico.

Description of Properties, Plants and Equipment. As of December 31, 2015, Cemento Bayano operated one cement plant in Panama, with an annual installed capacity of 2.1 million tons. As of that date, Cemento Bayano also owned and operated 15 ready-mix concrete plants, three aggregates quarries and four land distribution centers.

Capital Expenditures. We made capital expenditures of approximately U.S.$11 million in 2013, U.S.$10 million in 2014 and U.S.$19 million in 2015 in our operations in Panama. We currently expect to make capital expenditures of approximately U.S.$9 million in our operations in Panama during 2016.

Our Operations in Nicaragua

Overview. As of December 31, 2015, CEMEX Latam owned 100% of CEMEX Nicaragua, S.A., or CEMEX Nicaragua, our operating subsidiary in Nicaragua.

On May 5, 2014, we announced that CEMEX Latam, through CEMEX Nicaragua, began the construction of a new cement grinding plant in Ciudad Sandino, Managua, which is expected to increase CEMEX Nicaragua’s cement production capacity in Nicaragua by approximately 100%, reaching an estimated annual cement production capacity of 880,000 tons by 2017. The total investment is expected to be of approximately U.S.$55 million. The first phase of this project ended in February 2015, and included the installation of a cement grinding mill with a production capacity of approximately 220,000 tons and infrastructure procurement. The second phase, which is expected to be completed by the end of 2017, includes the installation of a second cement grinding mill with an annual production capacity of 220,000 tons.

Industry. We estimate that approximately 1 million tons of cement, approximately 0.3 million cubic meters of ready-mix concrete and approximately 6 million tons of aggregates were sold in Nicaragua during 2015.

Competition. Two market participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim (Nicaragua) S.A.

Description of Properties, Plants and Equipment. As of December 31, 2015, we leased and operated one fixed cement plant with an installed capacity of 0.6 million tons, eight ready-mix plants, three aggregate quarry and one distribution center in Nicaragua. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for pet coke milling.

Capital Expenditures. We made capital expenditures of approximately U.S.$5 million in 2013, U.S.$21.5 million in 2014 and U.S.$9 million in 2015 in our operations in Nicaragua. We currently expect to make capital expenditures of approximately U.S.$6 million in our operations in Nicaragua during 2016.

Our Operations in Puerto Rico

Overview. As of December 31, 2015, CEMEX de Puerto Rico, Inc., or CEMEX Puerto Rico, was our main subsidiary in Puerto Rico.

Industry. In 2015, cement consumption in Puerto Rico reached 0.5 million tons according to our estimates.

Competition. The cement industry in Puerto Rico in 2015 was comprised of two cement producers: CEMEX Puerto Rico and San Juan Cement Co., and Argos (formerly Antilles Cement Co).

Description of Properties, Plants and Equipment. As of December 31, 2015, CEMEX Puerto Rico operated one cement plant with an installed cement capacity of approximately 1.2 million tons per year. As of that date, CEMEX Puerto Rico also owned and operated ten ready-mix concrete plants and two land distribution centers. CEMEX Puerto Rico owns an aggregate quarry, which is currently closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2013, U.S.$9 million in 2014 and U.S.$5 million in 2015 in our operations in Puerto Rico. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Puerto Rico during 2016.

Our Operations in Guatemala

Overview. As of December 31, 2015, CEMEX Latam owned 100% of CEMEX Guatemala, S.A., our main operating subsidiary in Guatemala. As of December 31, 2015, we owned and operated one cement grinding mill in Guatemala with an installed capacity of 500,000 tons per year. In addition, we also owned and operated three land distribution centers and one clinker dome close to the maritime terminal in the southern part of the country, as well as four ready-mix plants.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2013, U.S.$1.2 million in 2014 and U.S.$2 million in 2015 in Guatemala. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Guatemala during 2016.

Our Operations in Other South, Central American and Caribbean Countries

Overview. As of December 31, 2015, CEMEX España indirectly held 100% of Readymix Argentina, S.A., which owns four ready-mix concrete plants in Argentina.

We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2015, we operated a network of nine marine terminals in the Caribbean region, which facilitated exports from our operations in several countries, including Mexico, the Dominican Republic, Puerto Rico and the United States. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, and one is in Manaus, Brazil. We also have a non-controlling interest in two other terminals, one in Bermuda and the other in the Cayman Islands.

As of December 31, 2015, we had non-controlling positions in Trinidad Cement Limited (“TCL”), with cement operations in Trinidad and Tobago, Barbados and Jamaica, as well as a non-controlling position in Caribbean Cement Company Limited in Jamaica, National Cement Ltd. in the Cayman Islands and Maxcem Bermuda Ltd. in Bermuda. As of December 31, 2015, CEMEX España indirectly held a 100% interest in CEMEX Jamaica Limited, which operates a calcinated lime plant in Jamaica with a capacity of 120,000 tons per year and a hydrate line with a capacity of 18,000 tons per year. As of December 31, 2015, we also held a non-controlling position in Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique.

During 2015, CEMEX, through the exercise of its preemptive rights in rights issuance and the purchase of shares not subscribed and fully paid up by other eligible TCL shareholders in the rights issuance, increased its participation in TCL from 20% to 39.5%. In April 2015, CEMEX and TCL entered into a Technical Services Agreement pursuant to which CEMEX will provide TCL with technical, managerial and other assistance from May 1, 2015 to May 1, 2018, unless earlier terminated.

Capital Expenditures. We made capital expenditures in our other operations in SAC of approximately U.S.$7 million in 2013, U.S.$1 million in 2014 and U.S.$2 million in 2015. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in other SAC countries during 2016.

ASIA

For the year ended December 31, 2015, our business in Asia, which includes our operations in the Philippines and the Rest of Asia segment, as described below, represented approximately 4% of our net sales before eliminations resulting from consolidation. As of December 31, 2015, our business in Asia represented approximately 6% of our total installed capacity and approximately 2% of our total assets.

Our Operations in the Philippines

Overview. As of December 31, 2015, on a consolidated basis through various subsidiaries, CEMEX España held 100% of the economic benefits of our two operating subsidiaries in the Philippines, Solid Cement Corporation (“Solid Cement”) and APO Cement Corporation (“APO”). For the year ended December 31, 2015, our operations in the Philippines represented approximately 3% of our net sales before eliminations resulting from consolidation. As of December 31, 2014, our operations in the Philippines represented approximately 2% of our total assets.

On May 14, 2015, we announced a new 1.5 million ton integrated cement production line at CEMEX’s Solid Plant in Luzon with an estimated investment to be approximately U.S.$300 million. This new line doubles the capacity of the Solid Plant and should represent a 30% increase in the company’s cement capacity in the Philippines.

Industry. According to the Cement Manufacturers’ Association of the Philippines (CEMAP), cement consumption in the Philippine market, which is primarily retail, totaled 24.3 million tons during 2015. Demand for cement in the Philippines increased by approximately 14% in 2015 compared to 2014.

As of December 31, 2015, the Philippine cement industry had a total of 19 cement plants. Annual installed clinker capacity is at an estimated 19 million tons, according to preliminary data of CEMAP.

Competition. As of December 31, 2015, our major competitors in the Philippine cement market were LafargeHolcim, CRH, Eagle, Northern, Goodfound, Taiheiyo, Mabuhay and Pacific Cement.

Description of Properties, Plants and Equipment. As of December 31, 2015, our operations in the Philippines included two cement plants with an annual installed capacity of 4.5 million tons, two quarries dedicated to supply raw materials to our cement plants, 20 land distribution centers and four marine distribution terminals. We estimate that, as of December 31, 2015, the limestone and clay permitted proven and probable reserves of our operations in the Philippines had an average remaining life of approximately 14 and 14 years, assuming 2011-2015 average annual cement production levels.

Cement. For the year ended December 31, 2015, our cement operations represented 98% of net sales for our operations in the Philippines before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$39 million in 2013, U.S.$52 million in 2014 and U.S.$21 million in 2015 in our operations in the Philippines. We currently expect to make capital expenditures of approximately U.S.$17 million in our operations in the Philippines during 2016.

REST OF ASIA

Our operations in the Rest of Asia, which as of December 31, 2015, consisted primarily of our operations in Thailand, Bangladesh and Malaysia. These operations represented approximately 1% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation, for the year ended December 31, 2015 and less than 1% of our total assets as of December 31, 2015.

Our Operations in Thailand

Overview. As of December 31, 2015, we held, on a consolidated basis through CEMEX España, 100% of the economic benefits of CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand), our operating subsidiary in Thailand. As of December 31, 2015, CEMEX (Thailand) owned one cement plant in Thailand, with an annual installed capacity of approximately 1.2 million tons.

Industry. According to our estimates, at December 31, 2015, the cement industry in Thailand had a total of 12 cement plants, with an aggregate annual installed capacity of approximately 56.9 million tons. We estimate that there are six major cement producers in Thailand, four of which represent approximately 97% of installed capacity and 95% of the market.

Competition. Our major competitors in Thailand, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Siam City, TPI Polene and Italcementi.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2013, approximately U.S.$1 million in 2014 and U.S.$1 million in 2015. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Thailand during 2016.

Our Operations in Malaysia

Overview. As of December 31, 2015, we held on a consolidated basis, through CEMEX España, 100% of the economic benefits of our operating subsidiaries in Malaysia. We are a leading ready-mix concrete producer in Malaysia, with a significant share in the country’s major urban centers. As of December 31, 2015, we operated eight ready-mix concrete plants, one asphalt plant and one aggregates quarry in Malaysia.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Malaysia are YTL, Lafarge Holcim, Heidelberg, Chin Hin Concrete, Tasek Concrete and Hanson.

Capital Expenditures. We made capital expenditures of approximately U.S.$3 million in 2013, U.S.$1 million in 2014 and U.S.$2 million in 2015 in our operations in Malaysia. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Malaysia during 2016.

Our Operations in Other Asian Countries

Overview. Since April 2001, we have been operating a grinding mill near Dhaka, Bangladesh. As of December 31, 2015, this mill had a production capacity of 520,000 tons per year. A majority of the supply of clinker for the mill is procured by our operations in the region.

In 2013, we agreed to sell our stake in the company that owned and operated ready-mix plants in Qingdao. The transfer of ownership in said company was officially completed in 2013. The transfer of ownership of our stake in the company owning the ready-mix plants located in Tianjin was completed in 2014. In 2015, we also agreed to sell our stake in the company that owned the ready-mix plants located in the northern city of Tianjin.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2013, approximately U.S.$1 million in 2014 and approximately U.S.$1 million in 2015 in our operations in other Asian countries. We currently expect to make capital expenditures of approximately U.S.$0.4 million in our operations in other Asian countries during 2016.

Our Trading Operations

In 2015, we traded approximately 10.6 million tons of cementitious materials in over 100 countries, including 8.8 million tons of cement and clinker. Approximately 7.2 million tons of the traded cement and clinker consisted of exports from our operations in Costa Rica, Croatia, Czech Republic, Dominican Republic, Germany, Guatemala, Latvia, Mexico, Nicaragua, the Philippines, Poland, Puerto Rico, Spain and United Arab Emirates. The remaining approximately 1.6 million tons were purchased from third parties in countries, such as China, Honduras, Japan, South Korea, Spain, Taiwan, Thailand, Turkey, the United States and Vietnam. In 2015, we traded approximately 1.2 million tons of granulated blast furnace slag, a non-clinker cementitious material and 0.6 million tons of other products.

Our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are able to distribute excess capacity to regions around the world where there is demand. In addition, our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without significant initial capital expenditure.

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. Our trading operations, however, have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleet, which transported approximately 39% of our cement and clinker traded volume during 2015.

In addition, based on our spare fleet capacity, we provide freight service to third parties, thus providing us with valuable shipping market information and generating additional revenues.

Regulatory Matters and Legal Proceedings

A description of material regulatory matters and legal proceedings affecting us is provided below.

Antitrust Proceedings

Polish Antitrust Investigation. Between May 31, 2006 and June 2, 2006, officers of the Polish Competition and Consumer Protection Office (the “Protection Office”) conducted a search of the office in Warsaw, Poland, of CEMEX Polska, one of our indirect subsidiaries in Poland, and of the offices of other cement producers in Poland. These searches took place as a part of the exploratory investigation that the head of the Protection Office had started on April 26, 2006. On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions for cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to CEMEX Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision imposed fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska was approximately Polish Zloty 115.56 million (approximately U.S.$29.46 million as of December 31, 2015, based on an exchange rate of Polish Zloty 3.9227 to U.S.$1.00), which is approximately 10% of CEMEX Polska’s total revenue in 2008. CEMEX Polska disagreed with the decision, denied that it committed the practices alleged by the Protection Office and, therefore, on December 23, 2009, CEMEX Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). After a series of hearings, on December 13, 2013, the First Instance Court issued its judgment in regards with the appeals filed by CEMEX Polska and other cement producers, which were previously combined into a joint appeal. The First Instance Court reduced the penalty imposed on CEMEX Polska to approximately Polish Zloty 93.89 million (approximately U.S.$23.94 million based on an exchange rate of Polish Zloty 3.9227 to U.S.$1.00 as of December 31, 2015), which is equal to 8.125% of CEMEX Polska’s revenue in 2008. On May 8, 2014, CEMEX Polska filed an appeal against the First Instance Court judgment before the Appeals Court in Warsaw. Hearings took place on September 24, 2015 and December 3, 2015 and the Appeals Court has scheduled a third hearing for February 26, 2016. The above-mentioned penalty is not enforceable until the Appeals Court issues its final judgment and if the penalty is maintained in the Appeals Court final resolution, then the penalty will be payable within 14 calendar days of the announcement of the Appeals Court order regarding its final resolution. As of December 31, 2015, the accounting provision created in relation with this proceeding was approximately Polish Zloty 93.89 million (approximately U.S.$23.94 million as of December 31, 2015, based on an exchange rate of Polish Zloty 3.9227 to U.S.$1.00). As of December 31, 2015, we do not expect this matter would have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Investigations in Europe by the European Commission. On November 4, 2008, officers of the European Commission, in conjunction with officials of the national competition enforcement authorities, conducted unannounced inspections at our offices in Thorpe, United Kingdom, and Ratingen, Germany. Further to these inspections, on September 22 and 23, 2009, our offices in Madrid, Spain, were also inspected by the European Commission.

In conducting these investigations, the European Commission alleged that we may have participated in anti-competitive agreements and/or concerted practices in breach of Article 101 of the Treaty on the Functioning of the European Union (formerly Article 81 of the EC Treaty) and Article 53 of the European Economic Area (“EEA”) Agreement in the form of restrictions of trade flows in the EEA, including restrictions on imports into the EEA from countries outside the EEA, market sharing, price coordination and connected anticompetitive practices in the cement and related products markets. During 2009 and 2010, we received requests for information and documentation from the European Commission, and we fully cooperated by providing the relevant information and documentation on time.

On December 8, 2010, the European Commission informed us that it decided to initiate formal proceedings with respect to the investigation of the aforementioned anticompetitive practices. These proceedings would affect Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. We, as well as seven other competitors, were included in these proceedings.

On July 31, 2015, the European Commission informed us that the formal proceedings with respect to the investigation of the aforementioned anticompetitive practices that were formally initiated on December 8, 2010 against CEMEX and other companies regarding anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom, were closed by the European Commission. As a result, CEMEX is not subject to any fines or penalties resulting from such proceedings. As a consequence, CEMEX and its affiliates also withdrew the appeal filed on May 23, 2014 before the European Court of Justice (the “Court of Justice”).

Antitrust Investigation in Spain by the CNMC. On September 16 and 17, 2014, the Competition Directorate (Dirección de Competencia) of the Spanish National Commission of Markets and Competition (Comisión Nacional de los Mercados y la Competencia), or CNMC, in the context of an investigation of the Spanish cement, ready-mix concrete and related products industry regarding alleged anticompetitive practices, inspected one of our facilities in

Spain. On January 12, 2015, CEMEX España Operaciones, S.L.U., was notified of the initiation by the CNMC of a disciplinary proceeding for alleged prohibited conducts pursuant to Article 1 of the Spanish Competition Law (Ley 15/2007, de 3 de Julio, de Defensa de la Competencia). On November 19, 2015, CEMEX España Operaciones, S.L.U. was notified that the alleged anticompetitive practices covered the year 2009 for the cement market and the years 2008, 2009, 2012, 2013 and 2014 for the ready-mix market. We believe that we have not breached any applicable laws. However, as of December 31, 2015, considering the early stage of this matter, we do not have sufficient information to assess the likelihood of the CNMC issuing a decision imposing any penalties or remedies, if any, or if the CNMC issues a decision, the amount of the penalty or the scope of the remedies, if any. However, if the CNMC issues a decision imposing any penalty or remedy, we do not expect that it would have a material adverse impact on our results of operations, liquidity and financial condition.

Investigation in the United Kingdom. On January 20, 2012, the UK Commission commenced a Market Investigation, (“MIR”), into the supply or acquisition of cement, ready-mix concrete and aggregates for the period from 2007 to 2011. This referral to the UK Commission was made by the Office of Fair Trading following an investigation by them of the aggregates sector. Those companies and persons invited to participate in the MIR are required by law to comply with certain requests for information and, if necessary, to attend hearings. Our subsidiaries in the United Kingdom were invited to participate in the MIR and fully cooperated. The UK Commission issued its full Provisional Findings Report on May 23, 2013, in which it provisionally found that there was a combination of structural and conduct features that gave rise to an adverse effect on competition in the Great Britain cement markets and an adverse effect on competition as a result of contracts involving certain major producers for the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag. The UK Commission has not identified any problems with the markets for aggregates or ready-mix concrete. The possible remedies the UK Commission listed include, among others, the divestiture of cement production capacity and/or ready-mix concrete plants by one or more of the top three cement producers and the creation of a cement buying group. On October 8, 2013, the UK Commission announced its provisional decision on remedies which not required CEMEX to divest any of its assets in the United Kingdom. On January 14, 2014, the UK Commission published its Final Report which followed the earlier provisional decision in regards any remedies for our subsidiaries in the United Kingdom. The UK Commission made changes to the provisional decision in its Final Report regarding the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag by the other major participants in the MIR. As of December 31, 2015, the issuance of the Final Report did not have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Cartel Litigation in Germany. On August 5, 2005, Cartel Damages Claims, SA (“CDC”), a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the alleged cartel participants, filed a lawsuit in the District Court in Düsseldorf, Germany (“Düsseldorf District Court”) against CEMEX Deutschland AG and other German cement companies originally claiming €102 million (approximately U.S.$110.81 million as of December 31, 2015, based on an exchange rate of €0.9205 to U.S.$1.00), which later increased to €131 million (approximately U.S.$142.31 million as of December 31, 2015, based on an exchange rate of €0.9205 to U.S.$1.00), in damages related to alleged price and quota fixing by German cement companies between 1993 and 2002. On February 21, 2007, the Düsseldorf District Court allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed, but the appeal was dismissed on May 14, 2008.

On a hearing on the merits of this case that was held on March 1, 2012, the Düsseldorf District Court revealed several preliminary considerations on relevant legal questions and allowed the parties to submit their plea and reply on May 21, 2012. After several court hearings, on December 17, 2013 the Düsseldorf District Court issued a decision on closing the first instance. By this decision, all claims brought to court by CDC were dismissed. The court held that the manner in which CDC obtained the claims from 36 cement purchasers was illegal given the limited risk it faced for covering the litigation costs. The acquisition of the claims also breached rules that make the provision of legal advice subject to public authorization. On January 15, 2014, CDC filed an appeal to the Higher Regional Court in Düsseldorf, Germany, and thereafter submitted reasons for their appeal. A court hearing took place on November 12, 2014 and a date for issuing a decision was set for February 18, 2015. On February 18, 2015, the Court of Appeals in Düsseldorf fully rejected CDC’s appeal and maintained the first instance decision. The Court of Appeals in Düsseldorf expressly did not admit a second appeal against this decision which can be challenged by CDC by filing a complaint within one month after service of the written decision. CDC did not file a complaint against the decision and, therefore, as of December 31, 2015, the Court of Appeals decision is final and binding and this matter is closed.

Antitrust Cases in Egypt. Regarding the separate lawsuits filed by two Egyptian contractors on July 29, 2009 against four cement producers, including ACC, demanding compensation from the four cement producers in the amount of approximately 5 million Egyptian Pounds (approximately U.S.$639,467.96 as of December 31, 2015, based on an exchange rate of Egyptian Pounds 7.8190 to U.S.$1.00) from each defendant, ACC was released from one of the claims on May 2010 and the other case was dismissed and all charges against ACC were dropped. The plaintiffs filed their appeal to this ruling before the Court of Cassation and on June 22, 2014, the Court of Cassation dismissed the case.

These cases were the first of their kind in Egypt due to the enactment of the Law on Competition Protection and Prevention of Monopolistic Practices No. 3 in 2005. Even if we prevailed, these claims could in the future have an adverse impact on our results of operations, liquidity and financial condition if they were to become a precedent and create a risk of similar claims being filed and resolved adversely to us in the future.

Antitrust Case in Florida. On October 26, 2010, CEMEX, Inc. received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks documents and information in connection with an antitrust investigation by the Florida Attorney General into the ready-mix concrete industry in Florida. As of December 31, 2015, CEMEX, Inc. has complied with the Office of the Florida Attorney General with respect to the documents and information requested by the civil investigative demand, and cannot determine if any formal proceeding will be initiated by the Office of the Florida Attorney General. However, if any such proceedings are initiated, CEMEX, Inc. does not currently expect that any adverse decision against us resulting from the investigations would have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Case in Ohio. On October 2013, a nonstructural steel manufacturing joint venture in which CEMEX, Inc. has an indirect majority interest, other nonstructural steel manufacturers, and related associations were named as defendants in a lawsuit filed in Ohio State Court alleging a conspiracy among the defendants to adopt sham industry standards with a goal to exclude the plaintiffs’ products from the market. The court granted the defendants notice for summary judgment dismissing the claims. As of December 31, 2015, it is not known if the plaintiffs will file an appeal against the decision. In the meantime, while the time period for the plaintiffs to file an appeal prescribes, as of December 31, 2015, we do not expect our operations, liquidity and financial condition to suffer a material adverse impact because of this matter.

Antitrust Investigation in Colombia. On September 5, 2013, CEMEX Colombia was notified of Resolution No. 49141 dated August 21, 2013, issued by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), or SIC, pursuant to which the SIC opened an investigation and issued a statement of objections (pliego de cargos) against five cement companies and fourteen directors of those companies, including CEMEX Colombia, for alleged anti-competitive practices. On October 7, 2013, CEMEX Colombia answered the statement of objections and submitted evidence.

The investigated parties are accused of allegedly breaching: (i) Article 1 of Law 155 of 1959, which prohibits any kind of practice, procedure or system designed to limit free competition and determining or maintaining unfair prices; (ii) numeral 1 of Article 47 of Decree 2153 of 1992, which prohibits any agreements designed to directly or indirectly fix prices; and (iii) numeral 3 of Article 47 of Decree 2153 of 1992, which prohibits any market sharing agreements between producers or between distributors. Additionally, the fourteen executives, including a former legal representative and the current President of CEMEX Colombia, are being investigated for allegedly breaching paragraph 16 of Article 4 of Decree 2153 of 1992, as amended by Article 26 of Law 1340 of 2009, which provides that the SIC may investigate and sanction any individual who collaborates, facilitates, authorizes, executes or tolerates behavior that violates free competition rules. Although the SIC announced three charges, only two of them were under investigation, namely, price fixing agreements and market sharing agreements.

If the alleged infringements investigated by the SIC are substantiated, aside from any measures that could be ordered to stop the alleged anti-competitive practices, the following penalties may be imposed against CEMEX Colombia pursuant to Law 1340 of 2009: (i) up to 100,000 times the legal monthly minimum wage, which equals approximately 58,950 million Colombian Pesos (approximately U.S.$18.72 million as of December 31, 2015, based on an exchange rate of 3,149.47 Colombian Pesos to U.S.$1.00) for each violation and to each company being declared in breach of the competition rules, and (ii) up to 2,000 times the legal monthly minimum wage, which equals approximately 1,179 million Colombian Pesos (approximately U.S.$374,348.70 as of December 31, 2015, based on an exchange rate of 3,149.47 Colombian Pesos to U.S.$1.00) against those individuals found responsible of collaborating, facilitating, authorizing, executing or tolerating behavior that violates free competition rules. On December 18, 2014, a hearing regarding this matter took place and the parties involved presented their closing arguments. A non-binding report which contains an analysis of all evidence gathered during the investigation and which could provide a recommendation to impose sanctions or to close the investigation is expected to be issued by the Superintendent Delegate for Competition Protection for the benefit of the SIC’s Superintendent of Industry and Commerce. As of December 31, 2015, this non-binding report has not been issued and we cannot estimate when it will be issued. Once the non-binding report is issued, the investigated parties will have twenty business days to file their final arguments against it. If the SIC decides to impose a sanction against CEMEX Colombia, we have the possibility of filing several recourses that are available to us, including a reconsideration request before the SIC and, if the reconsideration request does not succeed, challenging the validity of the SIC’s decision before the Colombian Administrative Courts, which could take more than six years in order to have a final decision. At this stage of the investigations, as of December 31, 2015, we are not able to assess the likelihood of the SIC imposing any measures and/or penalties against CEMEX Colombia, but if any penalties are imposed, as we do not expect such penalties would be for the maximum amounts permitted by applicable laws and because there are recourses available to us that would take a considerable amount of time to get resolved, we do not expect this matter to have a material adverse impact on our results of operations, liquidity and financial condition.

Environmental Matters

In the ordinary course of business, we are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility that we own or operate. Furthermore, in some jurisdictions, certain environmental laws and regulations impose liability without regard to fault or the legality of the original activity at the time of the actions giving rise to liability.

To prevent, control and remediate environmental problems and maintain compliance with regulatory requirements, in line with our global initiatives on environmental management, we maintain an environmental policy designed to monitor and control environmental matters. Our environmental policies require that each of our subsidiaries respect and comply with local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. In addition, during 2012 we started the implementation of a global Environmental Management System (EMS) at our operating sites that provides a framework to facilitate the consistent and systematic implementation of practical, risk-based environmental management at all sites. As of December 31, 2015, we expect to finish the implementation of the EMS at all of our operating sites by December 31, 2020. It will be used to support sites and businesses across CEMEX globally to document, maintain and continuously improve our environmental performance. We believe that, as of December 31, 2015, a substantial part of our operations already comply with all material environmental laws applicable to us, as all our cement plants already have some kind of EMS (most of which are ISO 14000 certified), with the remaining implementation efforts directed mainly on our aggregates and ready-mix plants.

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2013, 2014 and 2015, our sustainability capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were approximately U.S.$95 million, approximately U.S.$85.1 million and approximately U.S.$86.03 million, respectively. Our environmental expenditures may materially increase in the future.

The following is a discussion of environmental regulations and related matters in our major markets.

Mexico. We were one of the first industrial groups in Mexico to sign an agreement with the Mexican Ministry of Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales), or SEMARNAT, to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente), or PROFEPA, which is part of SEMARNAT, completed the audit of our cement plants and awarded each of them a Clean Industry Certificate (Certificado de Industria Limpia) certifying that our cement plants are in full compliance with applicable environmental laws. The Clean Industry Certificates are subject to renewal every two years. As of December 31, 2015, our operating cement plants had Clean Industry Certificates or were in the process of renewing them. We expect the renewal of all currently expired Clean Industry Certificates.

For over a decade, the technology for recycling used tires into an energy source has been employed in our plants located in Ensenada and Huichapan. By the end of 2006, all our cement plants in Mexico were using tires as an alternative fuel. Municipal collection centers in the cities of Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. Overall, approximately 17.18% of the total fuel used in our operating cement plants in Mexico during 2015 was comprised of alternative fuels.

Between 1999 and December 31, 2015, our operations in Mexico have invested approximately U.S.$108.42 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001:2004 environmental management standards of the International Organization for Standardization (“ISO”). The audit to obtain the renewal of the ISO 14001:2004 certification took place during the first quarter of 2015 and our operating cement plants in Mexico obtained the renewal of the ISO 14001:2004 certification for environmental management systems which is valid for a three year period.

On June 6, 2012 the General Law on Climate Change (Ley General de Cambio Climático), or the Climate Change Law, was published in the Mexican Official Gazette. The Climate Change Law establishes a legal framework to regulate policies for climate change mitigation and adaptation. Many important provisions require the development of secondary legislation, and depend on the publication of subsequent implementing regulations. For instance, the Climate Change Law provides, among others, for (i) the elaboration of a registry of the emissions that are generated by fixed sources, (ii) companies to report their emissions, if required, and (iii) the application of fines to those companies that fail to report or that report false information. In this regard, on October 29, 2014, the Regulations to the General Law on Climate Change Regarding the National Registry of Emissions (Reglamento de la Ley General de Cambio Climático en Materia del Registro Nacional de Emisiones), or the Regulations, became effective. The purpose of the Regulations is to govern the Climate Change Law regarding the National Registry of Emissions, identifying the sectors and subsectors, which include among others, the cement industry, that must file the corresponding reports before the National Registry of Emissions. We had previously reported our direct and indirect carbon dioxide emissions to SEMARNAT under a voluntary scheme. The Climate Change Law also allows for the establishment of specific greenhouse gas reduction targets in accordance with the respective contribution of each economic sector to the national greenhouse gas emissions. We cannot estimate at this time the impact, if any, that any measures related to this may have upon our operations in Mexico. Although the Climate Change Law does not establish a program for emissions trading, it does vest on the Mexican federal government the power to create, authorize and regulate such a scheme, which may be voluntary or binding. We are closely observing the development of implementing regulations and, as of December 31, 2015, we cannot estimate the impact, if any, that any measures related to this may have upon our operations in Mexico. A Special Tax on Production and Services (Impuesto Especial Sobre Producción y Servicios) on the sale of fossil fuels was included in the tax reform that became effective on January 1, 2014. Starting January 1, 2014, petroleum coke, a primary fuel widely used in our kilns in Mexico has been taxed at a rate of Mexican Ps15.60 (approximately U.S.$0.91 as of December 31, 2015, based on an exchange rate of Mexican Ps17.23 to U.S.$1.00) per ton.

On August 12, 2014, a package of energy reform legislation became law in Mexico. The newly enacted energy reform legislation, which includes nine new laws, as well as amendments to existing laws, implements the

December 2013 constitutional energy reform and establishes a new legal framework for Mexico’s energy industry. One of the new laws that was enacted is the new Electric Industry Law (Ley de la Industria Eléctrica), or the Electric Industry Law, which establishes a legal framework for electricity-related activities in Mexico, which has the effect of structurally changing the national electric industry. On October 31, 2014, certain rules and regulations related to the energy reform legislation, including the regulations of the Electric Industry Law, were published. As part of the Electric Industry Law, a system for tradable clean energy certificates was created and certain clean energy procurement obligations were imposed on consumers. On March 31, 2015, the clean energy procurement obligation for 2018 was announced at 5%, and this requirement is expected to increase in subsequent years. CEMEX’s operations in Mexico have ongoing commitments to procure power from renewable projects operating under the “self-supply” framework of the former Electric Energy Public Service Law, and the energy supplied under these contracts is exempted from the clean energy obligation. Nonetheless, starting in 2018, we will be required to acquire clean energy certificates to comply with the clean energy obligations for the fraction of energy supply that does not come from clean generators. Over time, according to the penalty levels set by the Energy Regulatory Commission (Comisión Reguladora de Energía), non-compliance with the clean energy procurement obligations could have a material adverse impact on our business or operations.

On September 8, 2015, the Electricity Market Rules (Bases del Mercado Eléctrico), or the Rules, were published in the Federal Official Gazette and became effective on September 9, 2015. The Rules, which are an important step forward in the implementation of the reforms enacted regarding Mexico’s energy industry, contain the design and operation principles of the different components of the wholesale electricity market (the “Electricity Market”). As of December 31, 2015, we have not decided whether or not to participate or not in the forthcoming Electricity Market and are evaluating the impact, if any, that the Rules could have on our operations in Mexico.

United States. Our operating subsidiaries in the United States are subject to a wide range of U.S. federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment that are strictly enforced and can lead to significant monetary penalties for noncompliance. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility. These laws regulate, among other things, water discharges, noise, and air emissions, including dust, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. Certain laws also create a shared liability scheme under which parties are held responsible for the cost of cleaning up releases to the environment of designated hazardous substances. We therefore may have to conduct environmental remediation associated with the disposal or release of hazardous substances at our various operating facilities, or at sites in the United States to which we sent hazardous waste for disposal. We believe that our current procedures and practices for handling and managing materials are generally consistent with industry standards and legal and regulatory requirements, and that we take appropriate precautions to protect employees and others from harmful exposure to hazardous materials.

As of December 31, 2015, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$27.1 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, that might be categorized as hazardous substances or wastes, and (ii) the cleanup of hazardous substances or wastes at sites used or operated by CEMEX, Inc. and its subsidiaries including discontinued operations, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. and its subsidiaries consider that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery have been completed.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative is to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. CEMEX has actively engaged with the EPA on its investigations, which involve multiple CEMEX facilities, and has entered into three settlements involving a total of U.S.$4.4 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at its Victorville, California, Fairborn, Ohio and Lyons, Colorado plants. Although some of these proceedings are still not finalized, based on our past experience with such matters and currently available information, as of December 31, 2015, we believe that such cases will not have a material adverse impact on our results of operations, liquidity and financial condition.

In 2002, CEMEX Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“CEMEX Florida”), a subsidiary of CEMEX, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by CEMEX Florida covered CEMEX Florida’s SCL and FEC quarries. CEMEX Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of CEMEX Florida’s quarries measured by volume of aggregates mined and sold. CEMEX Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to CEMEX and third-party users. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits for CEMEX Florida’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers (“Corps”) in connection with the issuance of the permits. Upon appeal, on January 21, 2010, the Eleventh Circuit Court of Appeals affirmed the district court’s ruling withdrawing the federal quarry permits for the three CEMEX Florida quarries as well as other third-party federal quarry permits subject to the litigation. On January 29, 2010, the Corps completed a multi-year review commenced as a result of this litigation and issued a Record of Decision (ROD) supporting the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009 until new permits were issued. The FEC permit was issued on February 3, 2010, and the SCL permit on February 18, 2010. The ROD also indicated that a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. It is unclear how long it will take to fully address the Corps’ concerns regarding mining in the Kendall Krome wetlands. While no new aggregates will be quarried from wetland areas at Kendall Krome pending the resolution of the potential environmental issues, the FEC and SCL quarries will continue to operate. If CEMEX Florida is unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect operating income from our Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse impact on our results of operations, liquidity and financial condition.

In June 2010, EPA proposed regulating Coal Combustion Residuals (“CCRs”) generated by electric utilities and independent power producers as a hazardous or special waste under the Resource Conservation and Recovery Act. CEMEX uses CCRs as a raw material in the cement manufacturing process, as well as a supplemental cementitious material in some of our ready-mix concrete products. On December 19, 2014, the EPA issued a final rule on the regulation of CCRs (the “Final Rule”). As of December 31, 2015, we believe that the effects of the Final Rule should not have a material impact on us.

We are subject to a number of federal and state laws and regulations addressing climate change. On the federal side, EPA has promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. EPA issued the Mandatory Reporting of GHGs Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. In 2010, EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs. The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG emissions. Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources to secure pre-construction permits that establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”). According to EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, need to apply for a PSD permit for any GHG emissions increases above 75,000 tons/year of carbon dioxide equivalent (“CO2E”). Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the CAA need to acquire a PSD permit for construction or modification activities that increase CO2E by 75,000 or more tons/year, and would have to determine and install BACT controls for those emissions. Furthermore, any new source that emits 100,000 tons/year of CO2E or any existing source that emits 100,000 tons/year of CO2E and undergoes modifications that would emit 75,000 tons/year of CO2E, must comply with PSD obligations. Complying with these PSD permitting requirements can involve significant costs and delay. The costs of future GHG-related regulation of our facilities through these efforts or others could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry.

With respect to state efforts to address climate change, in 2006, the State of California adopted the Global Warming Solutions Act (Assembly Bill 32 or “AB32”) setting into law a goal to reduce the State’s carbon dioxide emissions to 1990 levels by 2020. As part of the measures derived from AB32, the California Air Resources Board (“CARB”) developed a cap-and-trade program, enforced from 2013, that covers most industrial sources of greenhouse gas emissions in the State, including cement production facilities. The program involves allocating a number of allowances free of charge to covered installations, which must subsequently surrender back to the regulator a number of allowances or qualified offset credits matching their verified emissions during the compliance period. Based on the free allowances received for the second compliance period (2015-2017), we expect that our Victorville cement plant will meet all of its compliance obligations for that period without a material impact on its operating costs. Furthermore, we are actively pursuing initiatives to substitute lower carbon fuels for fossil fuels, improve our energy efficiency and utilize renewable power in an effort to economically reduce our direct and indirect GHG emission intensities. However, even with these ongoing efforts and the expected distribution of free allowances, we cannot assure you that the overall costs of complying with a cap-and-trade program will not have a material impact on our operations in California.

In 2007, CARB approved a regulation that requires California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use on-road diesel equipment. The emission targets requires us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines. As of December 31, 2015, compliance with the CARB regulations has resulted in equipment related expenses or capital investments, including overhauling engines and purchases of new equipment directly related to the CARB regulations, in excess of U.S.$30.7 million. We may continue to incur substantial expenditures to comply with these requirements.

Europe.

General overview of EU industrial regulation

In the European Union, the cement sector is subject to a range of environmental laws at EU and national Member State levels. These laws can be very broadly categorized as (1) primary and direct controls placed upon their main operational activities and (2) more general legal regimes which protect different aspects of the environment across many sectors.

The primary examples of the first kind of control are the various laws governing the specific operational activities of the sector, through stringent permitting and emissions controls, which are dealt with in the main sub-section below. Examples of the second, more general, legal controls are the EU Water Framework Directive (2000/60/EC) and the EU Waste Framework Directive (2008/98/EC) which impose various obligations in relation to protection of the surface and underground water environments and the recovery, disposal and overall management of waste. In practice, the applicable substance of even these more general laws tends to filter through to the industry via the direct route of the permitting emissions control systems. However, it is important to recognize that in the EU the sector is subject to a complex web of different environmental protection laws and standards.

The EU legal system also operates in a way different to federal systems. The EU legal regime is what is referred to as ‘supra-national’ law. It sits ‘above’ the legal systems of the different Member States, which retain their independence subject to tight oversight from the EU institutions, especially the Court of Justice, the European Commission, and the European Parliament. As such, EU law operates (in its many fields of application, including industrial regulation) in order to ‘control’ and authoritatively interpret the legislation and implementation of law (EU and domestic) in those Member States. One of the key manifestations of this ‘supra-national control’ are the inter-related doctrines of the supremacy of EU law and of conforming interpretation. Essentially, where an area of legal control in a Member State has its origin in an EU Directive, then the Member States must transpose the Directive fully and effectively into their domestic law and every organ of the Member State, including its regulators and its Courts, must interpret (and if necessary change) domestic law in order to conform with the objectives and the letter of the relevant EU Directive. This is of relevance to the cement sector since almost every aspect of its environmental regulation has its origins in EU legislation.

EU Industrial Permits and Emissions Controls

In the European Union, the primary legal environmental controls applied to cement plants have been those EU Directives which control operational activities and emissions from those activities. Until recently, these controls were primarily derived from two EU Directives: (1) the so-called “IPPC Directives” and (2) the Incineration Directive (as defined below). On January 6, 2011, the Industrial Emissions Directive (2010/75/EU) (“IED”) came into force. The IED recasts seven pieces of existing legislation into a single coherent legislative instrument, including the IPPC Directives and the Incineration Directive, both of which it repeals. With some exceptions, the IED retains the essential substance of the earlier Directives.

The primary EU legislative control over the sector (until the transition between 2010-2014 of the IED) was the Directive on Integrated Pollution Prevention and Control (2008/1/EC) (“IPPC Directive”). The 2008 version of this Directive was in fact an update and consolidation of an earlier Directive first promulgated in 1996. Since 1996, these IPPC Directives have adopted an integrated approach to regulation of various sectors of industrial plant, including cement, by taking into account and controlling/regulating the whole environmental performance of the plant. They required cement works to have a permit which, until recently in England and still in some other states, continues to be referred to as an “IPPC Permit”. These permits contain emission limit values and other conditions based on the application of (what was in 1996) a new legal and technical concept called “best available techniques” (“BAT”).

The concept of BAT is central to the system, and effectively imposes a legal obligation on plant operators to use and apply the best available techniques (as they develop from time to time) in order to prevent or, where this was not practicable, minimize emissions of pollutants likely to be emitted in significant quantities from the plant to air, water or land. Emission limit values, parameters or equivalent technical measures must be based on the best available techniques, without prescribing the use of one specific technique or technology and taking into consideration the technical characteristics of the installation concerned, its geographical location and local environmental conditions. In all cases the permit conditions must ensure a high level of protection for the environment as a whole.

Permit conditions also had to address energy efficiency, waste minimization, prevention of accidental emissions and site restoration. To assist the permitting authorities and companies in determining the BAT, the European Commission organized an exchange of information between experts from the Member States, industry and environmental organizations. This resulted in the adoption and publication by the European Commission of BAT Reference Documents (“BREFs”) for the industry sectors covered by the IPPC Directive. A key element of the BREFs were the conclusions on BAT (“BAT conclusions”) which were used as a reference for setting permit conditions. All of these IPPC Directive requirements have been followed through (and in some respects tightened) by the IED.

The second earlier Directive, which was applied in direct control of cement operations, was the EU Waste Incineration Directive (2000/76/EC) (“Incineration Directive”) which regulated those parts of the cement operation that used recovered waste materials as substitute fuels in cement kilns. Its aim was to prevent or limit, as far as practicable, negative effects on the environment, in particular pollution by emissions in air, soil, surface water and groundwater and the resulting risks to human health, from incineration and co-incineration plants. Cement and lime kilns as a primary or secondary source of fuel fall within the definition of “co-incineration plants”. The Incineration Directive sought to achieve its aim by setting and maintaining stringent operational conditions and technical requirements, as well as emission limit values for a range of pollutants including dust, nitrogen oxides, sulfur dioxide, hydrogen chloride, heavy metals and dioxins. Again, the essential substance of the Incineration Directive has been followed through into the IED.

The IED has applied to new industrial installations since January 7, 2013 and to existing industrial installations (other than large combustion plants) since January 7, 2014. Under the IED, operators of industrial installations, including cement plants, are required to obtain an integrated permit from the relevant permitting authority in the Member States. As with the IPPC Directive, permit conditions, including emission limit values, must be based on BAT and a total of 35 BREFs are being rewritten or revised for the IED. However, there is an important difference between the IPPC Directive and the IED. Under the IPPC Directive, the BREFs were considered as guidance only. This is not the case under the IED. Where BAT conclusions specify emission levels, permitting authorities are required to set emission limit values that do not exceed these levels. They may derogate from this requirement only where the costs associated with the achievement of the emission levels associated with the BAT disproportionately outweigh the environmental benefits due to the geographical location, the local environmental conditions or the technical characteristics of the installation concerned. The permitting authorities must document the reasons for the derogation from the emission limit values in the permit, including the result of the cost-benefit assessment. In April 2013, pursuant to European Commission Decision No. 2013/163/EU, the European Commission published new BAT conclusions under the IED for Production of Cement, Lime and Magnesium Oxide, together with specific emission levels. This document sets out an extensive list of technical requirements for most aspects of the cement manufacture process in the EU, with a view to prevention and minimization of all polluting emissions. It is a new requirement under the IED that permitting authorities must review and, if necessary, update permit conditions within 4 years of the European Commission publishing decisions on BAT conclusions for a particular activity. While we are not currently able to assess what impact the IED will have on our operations, it is reasonable to assume that there will be an impact given the change in regulatory approach heralded by the legislation and the fact that it will be key to the permitting of the cement industry in the EU. In particular, the European Commission describes review of the BREFs as a continuing process due to ongoing technological advances and so updates may be expected. This has the potential to require our operations to be adapted to conform to the latest BAT.

As a result of a lawsuit filed by the city of Kaštela against the Ministry of Environment of the Republic of Croatia, the IPPC Permit issued on behalf of CEMEX Croatia by the Ministry of Environment was revoked on July 6, 2015 by a final and non-appealable judgment of a first instance court in Split, Croatia. The judgment required the Ministry of Environment to repeat the procedure for the issuance of a new IPPC Permit. On November 23, 2015, the Ministry of Environment issued a new IPPC Permit, which may be challenged within a 30 day period from the date of issuance. If the IPPC Permit is challenged, in accordance with applicable law, the Ministry of Environment may file an appeal before the instance court in Zagreb, Croatia. As of December 31, 2015, CEMEX Croatia is not able to assess the likelihood of the new IPPC Permit being challenged or not, and if the IPPC Permit is challenged and adversely resolved, we do not believe that the judgment would have a material adverse impact on our results of operations, liquidity and financial condition.

EU Emissions Trading

In 1997, as part of the United Nations Framework Convention on Climate Change, the Kyoto Protocol was adopted to limit and reduce GHG emissions. The Kyoto Protocol set legally binding emission reduction targets for 37 industrialized countries and the European Union. Under the Kyoto Protocol, industrialized countries agreed to reduce their collective GHG emissions by 5% against 1990 levels over the five year period 2008-2012 (“first commitment period”); future mandatory targets were expected to be established for commitment periods after 2012. To compensate for the sting of binding targets, the Kyoto Protocol allows three “flexibility” mechanisms to be used by parties in meeting their emission limitation commitments: the Clean Development Mechanism (“CDM”), Joint Implementation (“JI”) and International Emissions Trading.

In 2012, at the UN Climate Change Conference in Doha, Qatar, the Doha Amendment to the Kyoto Protocol was adopted. Certain parties, including the UK and the European Union, committed to reduce GHG emissions by at least 18% below 1990 levels in the eight year period from 2013 to 2020 (“second commitment period”).

Our operations in the United Kingdom, Spain, Germany, Latvia, Poland, Croatia (since 2013) and Czech Republic, are subject to binding caps on CO2 emissions imposed pursuant to the European Union’s emissions trading system (“ETS”) that was established by Directive 2003/87/EC to implement the Kyoto Protocol. Under the ETS, a cap or limit is set on the total amount of CO2 emissions that can be emitted by the power plants, energy-intensive installations (including cement plants) and commercial airlines that are covered by the system. The cap is reduced over time, so that the total amount of emissions will decrease. Within the cap, companies receive or buy emission allowances. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. After each year, a company must surrender enough carbon allowances to cover all its emissions. Failure to meet the emissions caps is subject to significant monetary penalties.

In addition to carbon allowances, the ETS also allows the use of Kyoto Protocol units: the Emission Reduction Unit, representing a metric ton of carbon saved by a project under the JI mechanism, and the Certified Emission Reduction unit under the CDM. The ETS recognizes these units as equivalent to its carbon allowances and allows them to be used by companies for compliance up to a certain limit to offset their carbon emissions in the EU. We have registered 19 CDM projects; in total, these projects have the potential to reduce almost 2.44 million tons of CO2-E emissions per year. Croatia, as a new entrant, has a right to use only 4.5% of its verified carbon emissions in relation to other EU ETS members which have a right to use up to 11% of their free allocation of EU allowances.

The ETS consists of three trading phases: Phase I which lasted from January 1, 2005 to December 31, 2007, Phase II, which lasted from January 1, 2007 to December 31, 2012, and was intended to meet commitments under the Kyoto first commitment period, and Phase III which commenced on January 1, 2013 and will end on December 31, 2020. For Phase III of the ETS there is also a cap on nitrous oxide and perfluorocarbons (PFC) emissions. Prior to the commencement of each of ETS Phases I and II, each Member State was responsible for publishing its National Allocation Plan (“NAP”), a document which sets out a national cap on the total amount of carbon emissions by all installations during each relevant trading phase and the methodology by which the cap would be allocated to the different sectors in the ETS and their respective installations. Each Member State’s cap contributed to an overall EU cap on emissions, where one carbon allowance must be surrendered to account for 1 metric ton of carbon emitted. The carbon allowances were mostly distributed for free by each Member State to its ETS installations, although some Member States also used a fraction of their material cap for auctioning, mainly to power generators. Under ETS Phase III, however, the system of NAPs has been replaced by a single EU-wide, top-down, cap on CO2 emissions, with allocation for all installations made according to harmonized EU rules and set out in each Member State’s National Implementation Measures (“NIM”). Additional restrictions have been introduced on the extent to which Kyoto Protocol units can be used to offset EU carbon emissions, and auctioning, not free allocation, has become the default method for distributing allowances. For those allowances that are still given away free, as discussed below, harmonized rules apply based on EU-wide benchmarks of emissions performance.

EU policymakers see the free allocation of allowances as a principle way to reduce the risk of carbon leakage—that is, the risk that energy-intensive industries, facing higher costs because of the ETS, will move their facilities beyond the EU’s borders to countries that do not have climate change controls, thus resulting in a leakage of CO2 emissions without any environmental benefits. In 2009, a list of ETS sectors deemed to be at significant risk of carbon leakage was formally adopted by the European Commission, following agreement by Member States and the European Parliament. The list which was valid from 2010 to 2014 included the cement production sector, on the basis that the additional costs imposed by the ETS would lead to a 30% or more increase in production costs as a proportion of the “gross value added.” A decision on the list of sectors deemed to be at significant risk of carbon leakage for the period 2015-2019 was adopted by the European Commission on October 29, 2014 and the cement production sector resulted selected again. Sectors classified as deemed to be at significant risk of carbon leakage will continue to receive 100% of their benchmark allocation of allowances free of charge during Phase III, adjusted by a cross-sectoral correction factor that is being applied uniformly upon all participating facilities in Europe in order to reduce the amount of free allocation that each installation so that the total sum does not exceed the authorized EU-wide cap for free allocation. By contrast, sectors that are not considered at risk of carbon leakage received 80% of their benchmark allowances for free in 2013, declining to 30% by 2020.

On April 27, 2011, the European Commission adopted Decision 2011/278/EU that states the rules, including the benchmarks of greenhouse gas emissions performance, to be used by the Member States in calculating the number of allowances to be annually allocated for free to industrial sectors (such as cement) that are deemed to be exposed to the risk of “carbon leakage.” The number of allowances to be allocated to installations for free will be based on a combination of historic activity levels at that installation and an EU benchmark of carbon efficiency for the production of a particular product—for example, clinker. An installation’s historic activity level is calculated by taking the median of its annual production levels during the baseline period, either 2005 to 2008 or, where historic activity levels are higher, 2009/10. The product benchmark is based on the average carbon emissions of the top 10% most “carbon efficient” EU installations for a particular product during 2007/8, where carbon efficiency is measured by carbon intensity or carbon emission per metric ton of product. Preliminary allocation calculations based on the rules were carried out by each Member State and included in a NIM table which was sent for scrutiny to the European Commission. On September 5, 2013, the European Commission adopted Decision 2013/448/EU which approved the NIMs submitted by most Member States and which sets the annual cross-sectoral correction factors for the period 2013-2020. The cross-sectoral correction figure will be used to adjust the levels of product benchmarks used to calculate the free allocation of allowances to each installation. This is to ensure that the total amount handed out for free does not exceed the maximum set in the ETS Directive. Each Member State is required to adjust its national allocation table of free allowances each year and submit this for approval to the European Commission prior to issuing allowances. The application of this cross-sectoral correction factor results in an important decrease in the quantity of allowances that our ETS-participant operations expect to receive for free in the 2013-2020 period.

On February 26, 2014, the European Commission adopted a Decision on national allocation allowances for the last group of Member States including Croatia, which was granted 5.56 million of free allowances. Since this time, a regularly updated allocation table showing the number of allowances that have been allocated per Member State is published on the European Commission’s website. Based on the European Commission approved NIMs that were published in the first quarter of 2014 for Phase III, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS will be sufficient to operate. An important factor in providing such assurance is the European Commission Decision 2014/746/EU (which took effect on January 1, 2015) which, as mentioned, included the manufacture of cement as an industry at significant risk of carbon leakage meaning that the industry will continue to receive 100% of its benchmark allocation of allowances free of charge during Phase III. Although the European Council has indicated that the free allocation of allowances to carbon leakage sectors will continue beyond Phase III, a future decision that the cement industry should no longer be regarded as at significant risk of carbon leakage could have a material impact on our operations and our results of operations, liquidity and financial condition.

An installation can only receive its full allocation of free allowances if it is deemed to have not partially ceased under the “partial cessation rule” of the ETS. Partial cessation applies where a sub-installation which contributes at least 30% of the installation’s final annual amount of emissions allocated, or contributes to more than 50,000 allowances, reduces its activity level by at least 50% of its historic activity levels. If activity levels are reduced to between 50% and 75% of the historic activity level, the amount of free carbon allowances the sub-installation will receive will reduce by half in the following year; if activity levels are reduced by 75% to 90% compared to historic activity levels, the amount of free carbon allowances the sub-installation will receive will reduce by 75% in the following year; and if activity levels are reduced by 90% or more compared to historic activity levels, no allowances shall be allocated free of charge the following year with respect to the sub-installation concerned. This represents a change from ETS Phase II, in which the rules for partial cessation were defined by each Member State’s NAP and often did not result in any reduction in the level of free allocation, but an installation was no longer entitled to a free allocation from the following year if it had permanently ceased operating. The new rules are therefore more stringent, and to the extent that they result in our plants foregoing free carbon allowances, they could represent a significant loss of revenue to us, since carbon allowances are also tradable.

After a favorable verdict in the case that the Republic of Latvia brought before the General Court against the European Commission’s rejection of the initial version of the Latvian NAP for the period from 2008 to 2012, the Latvian Ministry of Environmental Protection and Regional Development issued the Decision No. 46 of April 18, 2012 increasing the allocation of allowances to our Broceni plant. The European Commission subsequently filed an appeal with the Court of Justice against the Judgment of the General Court. On October 3, 2013, the Court of Justice issued a judgment dismissing the European Commission’s appeal; therefore our operations in Latvia obtained all the allowances they were entitled to pursuant to the initial version of the Latvian NAP.

Despite having sold a substantial amount of allowances during Phase II of the ETS, as mentioned, we believe that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS (2013-2020) will be sufficient to operate. This assessment stems from various factors, notably our efforts to reduce emissions per unit of clinker produced, the stream of offset credits coming from our internal portfolio of CDM projects in Latin America and our expected long position in the initial years of Phase III of the ETS. We are taking measures intended to minimize our exposure to this market, while continuing to supply our products to our customers. It is not possible to predict with any certainty at this stage how CEMEX will be affected by potential reform to the EU ETS in Phase IV. However, the European Council has indicated that the EU-wide overall cap on emission allowances will be reduced by 2.2% every year from 2021 which suggests that there may be fewer allowances available with respect to our operations in the future.

Landfills

In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately £130.8 million (approximately U.S.$192.92 million as of December 31, 2015, based on an exchange rate of £0.6780 to U.S.$1.00) as of December 31, 2015, and we made an accounting provision for this amount at December 31, 2015.

Tariffs

The following is a discussion of tariffs on imported cement in our major markets.

Mexico. Mexican tariffs on imported goods vary by product and have historically been as high as 100%. Over the years, import tariffs have been substantially reduced and currently range from none at all for raw materials to over 20% for finished products. As a result of the North American Free Trade Agreement, or NAFTA, as of January 1, 1998, the tariff on cement imported into Mexico from the United States or Canada was eliminated. While the lack of existence or reduction in tariffs could lead to increased competition from imports in our Mexican markets, it is possible that other factors, such as that the cost of transportation incurred from most producers outside Mexico to central Mexico, traditionally the region of highest demand in Mexico, could be seen as a barrier to enter certain of the regions in Mexico in which we operate.

United States. Cement imported into the United States from Cuba and North Korea is subject to custom duties depending on the specific type of cement. Imports into the United States from Cuba and North Korea are generally prohibited due to the U.S. import/export controls and economic sanctions. In order to import cement and other products into the United States from Cuba or North Korea, an importer would be required to obtain a license from the U.S. government or otherwise establish the existence of a license exception.

Cement imports from countries other than Cuba and North Korea into the United States are currently duty free, however, certain individuals and entities on U.S. government lists of specially designated nationals and prohibited parties, may be subject to U.S. import/export controls and other sanctions that prohibit transactions (including import transactions) with such persons without a license.

Europe. Member countries of the European Union are subject to the uniform European Union commercial policy. There is no tariff on cement imported into a country that is a member of the European Union from another member country or on cement exported from a European Union country to another member country. As of December 31, 2015, for cement imported into a member country from a non-member country, the tariff was 1.7% of the customs value. Any country with preferential treatment with the European Union is subject to the same tariffs as members of the European Union. Most Eastern European producers exporting cement into European Union countries currently pay no tariff.

Tax Matters

Mexico. Pursuant to amendments to the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) that became effective on January 1, 2005 (the “2005 Tax Reform”), Mexican companies with direct or indirect investments in entities incorporated in foreign countries, whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico, were required to pay taxes in Mexico on passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, except for income derived from entrepreneurial activities in such countries, which were not subject to tax under these amendments. We filed two motions in the Mexican federal courts challenging the constitutionality of the 2005 Tax Reform and obtained a favorable ruling from the lower Mexican federal court. However, on September 9, 2008, the Mexican Supreme Court, on appeal, ruled against our constitutional challenge of the controlled foreign corporation tax rules in effect in Mexico for tax years 2005 to 2007. Because the Mexican Supreme Court’s decision did not pertain to an amount of taxes due or other tax obligations, we had the right to self-assess any taxes due through the submission of amended tax returns. On March 1, 2012 and July 5, 2012, we self-assessed the taxes, filed the amended tax returns and paid 20% of the self-assessed amounts corresponding to the 2005 and 2006 tax years, respectively. The remaining 80% were to be paid in January 2013 and July 2013, respectively. No taxes were due in connection to the 2007 tax year. The tax authorities in Mexico agreed with our self-assessment and with the procedure to determine the taxes due for the 2005 and 2006 tax years and, as a result, the tax authorities in Mexico may not assess additional amounts of taxes past due for those years. On December 17, 2012, the Mexican authorities published the decree of the Federation Revenues Law for the 2013 tax year, which provides for a transitory amnesty provision (the “Amnesty Provision”) that grants tax amnesty of up to 80% of certain tax proceedings originated before the 2007 tax period and 100% of interest and penalties of tax proceedings originated in the 2007 tax period and thereafter. The amounts due in connection to the 2005 and 2006 tax years were settled based on the Amnesty Provision and, as of December 31, 2015, there are no tax liabilities in connection to this matter.

In November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010 (the “2010 Tax Reform”). Specifically, the 2010 Tax Reform included changes to the tax consolidation regime that required CEMEX, among others, to determine and retroactively pay taxes at a current rate on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidated Taxes”). The 2010 Tax Reform required CEMEX to pay taxes on certain previously exempted intercompany dividends, certain other special tax items and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period. The 2010 Tax Reform also increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, then lowered it to 29% for 2013 and 28% for 2014 and future years. However, in December of 2012, the Federal Revenue Law (Ley de Ingresos de la Federación), applicable in 2013, established that the statutory income tax rate would remain at 30% in 2013, and thereafter lowered to 29% for 2014 and 28% for 2015 and future years. As per the tax reforms enacted for 2014, the statutory income tax will remain at 30%.

For the 2010 fiscal year, CEMEX was required to pay (at the new, 30% tax rate) 25% of the Additional Consolidated Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. Additional Consolidated Taxes arising after the 2004 tax year are taken into account in the sixth fiscal year after such year and are payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform are increased by inflation adjustments as required by the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with these changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (approximately U.S.$609.40 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00), of which approximately Ps8.2 billion (approximately U.S.$475.91 million as of December 31, 2015, based on an exchange rate of Mexican Ps17.23 to U.S.$1.00) was recognized under “Other non-current assets” in connection with the net liability recognized under the new tax law and that we expect to realize in connection with the payment of this tax liability, and approximately Ps2.2 billion (approximately U.S.$127.68 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00) was recognized against “Retained earnings” upon adoption of IFRS according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity, (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V., and (c) other transactions among the companies included in the tax consolidation group that represented the transfer of resources within such group.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against the 2010 Tax Reform. As of June 3, 2011, we were notified of a favorable verdict at the first stage of the trial; the Mexican tax authorities subsequently filed an appeal (recurso de revisión) before the Mexican Supreme Court, which, as of December 31, 2015, is pending. At this stage of the proceeding, it is probable that we will receive an adverse result to us on the appeal (recurso de revision) filed by the Mexican tax authorities before the Mexican Supreme Court, however, even if adversely resolved, we do not foresee any material adverse impact on our results of operations, liquidity and financial condition, additional to those described herein.

On March 31, 2010, additional tax rules (miscelánea fiscal) were published in connection with the general tax reform approved by the Mexican Congress in November 2009. These new rules provided certain taxpayers with benefits arising from the years 1999 to 2004.

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$18.86 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00) of Additional Consolidated Taxes. This first payment represented 25% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004. On March 31, 2011, CEMEX made a second payment of approximately Ps506 million (approximately U.S.$29.37 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00). This second payment, together with the first payment, represented 50% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, and also included the first payment of 25% of the Additional Consolidated Taxes for the period that corresponds to 2005. On March 30, 2012, CEMEX paid Ps698 million (approximately U.S.$40.51 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00). This third payment together with the first and second payments represented 70% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 50% of the Additional Consolidated Taxes for the period that corresponds to 2005 and it also included the first payment of 25% of the Additional Consolidated Taxes for the period that corresponds to 2006. On March 27, 2013, CEMEX paid Ps2 billion (approximately U.S.$116.08 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00). This fourth payment, together with the first, second and third payments represented 85% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 70% of the Additional Consolidated Taxes for the period that corresponds to 2005, 50% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 25% of the Additional Consolidated Taxes for the period that corresponds to 2007. On March 31, 2014, CEMEX paid Ps2 billion (approximately U.S.$116.08 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00). This fifth payment, together with the first, second, third and fourth payments represented 100% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 85% of the Additional Consolidated Taxes for the period that corresponds to 2005, 70% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 50% of the Additional Consolidated Taxes for the period that corresponds to 2007. On March 31, 2015, CEMEX paid Ps1.5 billion (approximately U.S.$87.06 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00). This sixth payment, together with the first, second, third, fourth and fifth payments represented 100% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 100% of the Additional Consolidated Taxes for the period that corresponds to 2005, 85% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 70% of the Additional Consolidated Taxes for the period that corresponds to 2007. As of December 31, 2015, we have paid an aggregate amount of approximately Ps7.1 billion (approximately U.S.$412.07 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00) of Additional Consolidated Taxes.

In December 2010, pursuant to certain additional rules, the tax authorities granted the option to defer the calculation and payment of certain items included in the law in connection with the taxable amount for the difference between the sum of the equity of controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, CEMEX reduced its estimated tax payable by approximately Ps2.9 billion (approximately U.S.$168.31 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00) against a credit to the income statement when the new tax enactment took place. In addition, after accounting for the following that took place in 2010: (a) cash payments, (b) income tax from subsidiaries paid to the parent company, and (c) other adjustments, the estimated tax payable for tax consolidation in Mexico amounted to approximately Ps10.1 billion (approximately U.S.$586.19 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00) as of December 31, 2010. Furthermore, after accounting for the following that took place in 2011: (a) cash payments, (b) income tax from subsidiaries paid to the parent company, and (c) other adjustments, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps12.4 billion (approximately U.S.$719.67 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00) as of December 31, 2011. Additionally, after accounting for the following that took place in 2012: (a) cash payments, (b) income tax from the subsidiaries paid to the parent company, and (c) other adjustments, as of December 31, 2012, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps14.5 billion (approximately U.S.$841.56 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00). Furthermore, after accounting for the following that took place in 2013: (a) cash payments, (b) income tax from subsidiaries paid to the parent company, (c) other adjustments, and (d) effects of tax deconsolidation, as of December 31, 2013, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps24.8 billion (approximately U.S.$1.44 billion as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00). Additionally, after accounting for the following that took place in 2014: (a) payments, the majority of which were in cash, and (b) other adjustments, as of December 31, 2014, the estimated tax payable for tax consolidation in Mexico decreased to approximately Ps21.4 billion (approximately U.S.$1.24 billion as of December 31, 2015, based on an exchange rate of Ps17.23 to

U.S.$1.00). Additionally, after accounting for the following that took place in 2015 and after giving effect to the 2016 Tax Reform (as defined below), as a result of: (a) payments made during the period, the tax payable for tax consolidation in Mexico was decreased to approximately Ps16.2 billion (approximately U.S.$940.22 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00), which after the application of (b) different tax credits, and (c) assets for tax loss carryforwards worth, before discount, approximately Ps$11.1 billion (approximately U.S.$646.3 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico further decreased to approximately Ps3.9 billion (approximately U.S.$226.35 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00).

On January 21, 2011, the Mexican tax authorities notified CEMEX, S.A.B. de C.V. of a tax assessment pertaining to the 2005 tax year. The tax assessment was related to the corporate income tax in connection with the tax consolidation regime. On March 29, 2011, CEMEX challenged the assessment before the tax court. This tax assessment was settled in May of 2013 based on the Amnesty Provision.

On November 16, 2011, Mexican tax authorities notified Centro Distribuidor de Cemento, S.A. de C.V. (“CEDICE”) (now named Cemex Operaciones México, S.A. de C.V.) and Mexcement Holdings, S.A. de C.V. (“Mexcement”) (now merged to, and succeeded by CEDICE), both indirect subsidiaries of CEMEX, S.A.B. de C.V., of tax assessments, related to direct and indirect investments in entities considered to be preferential tax regimens for tax year 2004. On February 3, 2012, CEDICE and Mexcement filed a claim against the November 16, 2011 assessments. These tax assessments were settled in May 2013 based on the Amnesty Provision.

In addition, as a result of the enactment of the new Income Tax Law (Ley del Impuesto Sobre la Renta) in Mexico approved in December 2013 and effective beginning January 1, 2014 (the “2014 Tax Reform”), the statutory income tax rate for 2014 will remain at 30%, and the tax consolidation regime that was in effect up until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply. In consequence, as of 2014, each company in Mexico will determine its income taxes based solely in its individual results, and a period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013 (“Deconsolidation Taxes”).

On February 12, 2014, we filed a constitutional challenge (juicio de amparo) against the 2014 Tax Reform that abrogated the tax consolidation regime. The purpose of the challenge is to obtain certainty in the applicable statutory rules in order to assess and pay the tax liability derived from such reform according to Constitutional principles. As of December 31, 2015, we cannot asses the likelihood of an adverse result to the constitutional challenge we filed, but even if the constitutional challenge is adversely resolved, we do not foresee any material adverse impact on our results of operations, liquidity and financial condition, additional to those described above.

On April 30, 2014, CEMEX paid Ps2.3 billion (approximately U.S.$133.49 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00). From this amount, Ps987 million (approximately U.S.$57.28 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00) were paid in cash and Ps1.3 billion (approximately U.S.$75.45 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00) were paid through the application of a tax credit, which represented approximately 25% of the Deconsolidation Taxes for the period that corresponded to the 2008 tax year. On April 30, 2015, CEMEX paid Ps3.7 billion (approximately U.S.$214.74 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00). From this amount, Ps2.3 billion (approximately U.S.$133.49 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00) were paid in cash and Ps1.4 billion (approximately U.S.$81.25 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00) were paid through the application of a tax credit. This second payment, together with the first payment, represented 50% of the Deconsolidation Taxes for the period that corresponds to 2008 and 25% of the Deconsolidation Taxes for the period that corresponds to the 2009 tax year.

In October 2015, the Mexican Congress approved a tax reform, effective as of January 1, 2016 (the “2016 Tax Reform”). Specifically, the 2016 Tax Reform granted Mexican companies two tax credits to offset part of the Deconsolidation Taxes payable as a result of the elimination of the group taxation regime: (a) 50% of the taxes due as a result of unamortized losses used to compute the consolidated tax could be settled with individual accumulated losses adjusted for inflation using a factor of .15 multiplied by such losses, and (b) tax credit against Deconsolidation Taxes related to intercompany dividends that were paid without having sufficient tax profits. CEMEX will apply both tax credits against its remaining Deconsolidation Taxes once the 2016 Tax Reform comes into effect through the filing of amended tax returns regarding the year ending on December 31, 2015. Additionally, the 2016 Tax Reform granted Mexican companies the option not to pay the remaining asset tax payments included in the Deconsolidation Tax liability. CEMEX will also apply this option.

As of December 31, 2015, taking into account the effects of the 2016 Tax Reform, our estimated payment schedule of Deconsolidation Taxes (which includes the Additional Consolidated Taxes) is as follows: approximately Ps840 million (approximately U.S.$48.75 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00) in 2016; approximately Ps905 million (approximately U.S.$52.52 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00) in 2017; and approximately Ps2.2 billion (approximately U.S.$127.68 million as of December 31, 2015, based on an exchange rate of Ps17.23 to U.S.$1.00) in 2018 and thereafter.

United States. As of December 31, 2015, the Internal Revenue Service (“IRS”) concluded its audit for the year 2013. The final findings did not alter the reserves CEMEX had set aside for these tax matters as they were not considered material to our financial results and, as such, the reserves have been reversed. On April 25, 2014 and April 24, 2015, the IRS commenced its audit of the 2014 and 2015 tax year, respectively, under the Compliance Assurance Process. We have not identified any material audit issues and, as such, no reserves are recorded for either the 2014 or the 2015 audit in our financial statements.

Colombia. On November 10, 2010, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia of a proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 43 billion Colombian Pesos (approximately U.S.$13.65 million as of December 31, 2015, based on an exchange rate of 3,149.47 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 69 billion Colombian Pesos (approximately U.S.$21.91 million as of December 31, 2015, based on an exchange rate of 3,149.47 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argued that CEMEX Colombia was limited in its use of prior year tax losses to 25% of such losses per subsequent year. We believed that the tax provision that limited the use of prior year tax losses did not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, we believed that the Colombian Tax Authority was no longer able to review the 2008 tax return because the time to review such returns had already expired pursuant to Colombian law. In February 2011, CEMEX Colombia presented its arguments to the Colombian Tax Authority. On July 27, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the November 10, 2010 proceeding notice. The official assessment was appealed by CEMEX Colombia on September 27, 2011. On July 31, 2012, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. CEMEX Colombia filed a lawsuit on November 16, 2012; however, during the second quarter of 2013, CEMEX Colombia reached a settlement with the Colombian Tax Authority regarding the 2008, and also its 2007, year-end tax returns. The aggregate amount paid in connection with the settlement regarding the 2008 and 2007 year-end tax returns was approximately $47 billion Colombian Pesos (approximately U.S.$14.92 million as of December 31, 2015, based on an exchange rate of 3,149.47 Colombian Pesos to U.S.$1.00). On August 26, 2013 and September 16, 2013, CEMEX Colombia received the final resolutions regarding the 2007 and 2008 year-end tax returns, respectively, effectively concluding both processes.

On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a proceeding notice in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 90 billion Colombian Pesos (approximately U.S.$28.58 million as of December 31, 2015, based on an exchange rate of 3,149.47 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 144 billion Colombian Pesos (approximately U.S.$45.72 million as of December 31, 2015, based on an exchange rate of 3,149.47 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia responded to the proceeding notice on June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination on February 15, 2012. On January 17, 2013, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. CEMEX Colombia appealed the final determination on May 10, 2013 which was admitted on June 21, 2013. On July 3, 2013, the appeal was notified to the Colombian Tax Authority, and hearings took place on February 18, 2014 and March 11, 2014. An adverse resolution to the appeal was notified to CEMEX Colombia on July 14, 2014 and on July 22, 2014, CEMEX Colombia filed an appeal before the Colombian Consejo de Estado against such adverse resolution. At this stage of the proceeding, as of December 31, 2015, we are not able to assess the likelihood of an adverse result in this special proceeding, but if adversely resolved, they could have a material adverse impact on our results of operations, liquidity and financial condition.

Spain. On July 7, 2011, the tax authorities in Spain notified CEMEX España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by CEMEX España for such years. CEMEX España has been formally notified of fines in the aggregate amount of approximately €456 million (approximately U.S.$495.38 million as of December 31, 2015, based on an exchange rate of €0.9205 to U.S.$1.00) resulting from the July 7, 2011 tax audit process in Spain. The laws of Spain provide a number of appeals that can be filed against such fines without CEMEX España having to make any payment until such appeals are finally resolved. On April 22, 2014, CEMEX España filed appeals against such fines. At this stage, as of December 31, 2015, we are not able to assess the likelihood of an adverse result regarding this matter, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if all appeals filed by CEMEX España are adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

Egypt. On February 9, 2014, ACC was notified of the decision of the Egyptian Ministry of Finance’s Appeals Committee (the “Appeals Committee”) pursuant to which ACC has been required to pay a development levy on clay (the “Levy on Clay”) applied to the Egyptian cement industry in the amount of: (i) approximately 322 million Egyptian Pounds (approximately U.S.$41.18 million as of December 31, 2015, based on an exchange rate of Egyptian Pounds 7.8190 to U.S.$1.00) for the period from May 5, 2008 to August 31, 2011; and (ii) approximately 50,235 Egyptian Pounds (approximately U.S.$6,424.73 as of December 31, 2015, based on an exchange rate of Egyptian Pounds 7.8190 to U.S.$1.00) for the period from September 1, 2011 to November 30, 2011. On March 10, 2014, ACC filed a claim before the North Cairo Court requesting the nullification of the Appeals Committee’s decision and requesting that the North Cairo Court rule that the Egyptian tax authority is not entitled to require payment of the aforementioned amounts. This case has been adjourned until January 23, 2016 for the submission of the expert’s report. Furthermore, ACC has filed a request before the Ministerial Committee for Resolution of Investment Disputes (the “Ministerial Committee”) claiming non-entitlement of the Egyptian tax authority to the Levy on Clay used in the production of cement from the date of enforceability of Law No. 114/2008 up until issuance of Law No. 73/2010, and from cement produced using imported clinker. On September 28, 2015, ACC was notified by the Egyptian Cabinet that on September 2, 2015, it ratified an August 10, 2015 decision by the Ministerial Committee (the “Ministerial Committee’s Decision”) pursuant to which the Egyptian tax authority is instructed to cease claiming payment of the Levy on Clay from ACC. The Ministerial Committee’s Decision applies to the years from 2008 up to the issuance date of Law No. 73/2010. It was further decided that the Levy on Clay should not be imposed on imported clinker. At this stage, as of December 31, 2015, the Ministerial Committee’s Decision strongly supports ACC’s position in this dispute, given the fact that the Ministerial Committee’s Decision is legally binding on the Egyptian tax authority. Subject to submission of the Ministerial Committee’s Decision to the Egyptian tax authority and the issuance of a final release, ACC shall be in a position to be released from payment from the above mentioned Levy on Clay amounts and accordingly to withdraw from this case. As of December 31, 2015, we expect that the Egyptian tax authority shall provide us soon with this final release in application of the Ministerial Committee’s Decision approved by the Egyptian Cabinet. In the meantime, while the final release is issued, as of December 31, 2015, we do not expect our operations, liquidity and financial condition to suffer a material adverse impact because of this matter.

Other Legal Proceedings

Colombian Construction Claims. On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano), or UDI, and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of CEMEX Colombia claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, an association formed by the ready-mix concrete producers in Colombia, for the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system of Bogotá in which ready-mix concrete and flowable fill supplied by CEMEX Colombia and other ASOCRETO members was used. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs were seeking the repair of the concrete slabs in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair could have been approximately 100 billion Colombian Pesos (approximately U.S.$31.75 million as of December 31, 2015, based on an exchange rate of 3,149.47 Colombian Pesos to U.S.$1.00). The lawsuit was filed within the context of a criminal investigation against a former director and two officers of the UDI, the contractor, the inspector and two ASOCRETO officers. On January 21, 2008, a court issued an order, sequestering the El Tunjuelo quarry, as security for payment of a possible future money judgment against CEMEX Colombia. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required to deposit 337.8 billion Colombian Pesos (approximately U.S.$107.26 million as of December 31, 2015, based on an exchange rate of 3,149.47 Colombian Pesos to U.S.$1.00) in cash instead of posting an insurance policy to secure such recovery. CEMEX Colombia appealed this decision and the Superior Court of Bogotá (Tribunal Superior de Bogotá) allowed CEMEX to present an insurance policy in the amount of 20 billion Colombian Pesos (approximately U.S.$6.35 million as of December 31, 2015, based on an exchange rate of 3,149.47 Colombian Pesos to U.S.$1.00). CEMEX gave the aforementioned security and, on July 27, 2009, the court lifted the attachment on the quarry.

On October 10, 2012 the court issued a first instance judgment pursuant to which the accusation made against the ASOCRETO officers was nullified. The judgment also convicted a former UDI director, the contractor’s legal representatives and the inspector to a prison term of 85 months and a fine of 32 million Colombian Pesos (approximately U.S.$10,160.44 as of December 31, 2015, based on an exchange rate of 3,149.47 Colombian Pesos to U.S.$1.00). As a consequence of the nullification, the judge ordered a restart of the proceeding against the ASOCRETO officers. The UDI and other parties to the legal proceeding appealed the first instance judgment and on August 30, 2013 the Superior Court of Bogotá resolved to reduce the prison term imposed to the former UDI director and the UDI officers to 60 months and imposed a fine equivalent to 8.8 million Colombian Pesos (approximately U.S.$2,794.12 as of December 31, 2015, based on an exchange rate of 3,149.47 Colombian Pesos to U.S.$1.00). Additionally, the UDI officers were sentenced to severally pay the amount of 108,000 million Colombian Pesos (approximately U.S.$34.29 million as of December 31, 2015, based on an exchange rate of 3,149.47 Colombian Pesos to U.S.$1.00) for the purported damages in the concrete slabs of the TransMilenio bus rapid transit system. Additionally, the Superior Court of Bogotá overturned the penalty imposed to the contractor’s legal representatives and inspector because the criminal action against them was time barred. Furthermore, the Superior Court of Bogotá revoked the annulment in favor of the ASOCRETO officers and ordered the first instance judge to render a judgment regarding the ASOCRETO officers’ liability or lack thereof. On June 25, 2014, the Supreme Court of Colombia’s Penal Cassation Chamber (Sala de Casación Penal de la Corte Suprema de Justicia de Colombia) dismissed the cassation claim filed by the former UDI director and the UDI officers against the Superior Court of Bogotá’s judgment. Dismissal of the cassation claim has no effect on CEMEX Colombia’s or the ASOCRETO officers’ interests in these proceedings. On January 21, 2015, the Penal Circuit Court of Bogotá issued a resolution agreeing with the arguments presented by CEMEX Colombia regarding the application of the statute of limitations to the criminal investigation against the ASOCRETO officers and acknowledging that the ASOCRETO officers were not public officers, and as a consequence, finalizing the process against the ASOCRETO officers and the civil responsibility claim against CEMEX Colombia. On July 28, 2015, the Superior Court of Bogotá (Tribunal Superior de Bogotá) upheld this resolution and as such the action brought against CEMEX Colombia for the premature distress of the concrete slabs of the Autopista Norte trunk line has ended.

In addition, six legal actions related to the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system were brought against CEMEX Colombia. The Cundinamarca Administrative Court (Tribunal Administrativo de Cundinamarca) nullified five of these actions and currently, only one remains outstanding. In addition, the UDI filed another action alleging that CEMEX Colombia made misleading advertisements on the characteristics of the flowable fill used in the construction of the concrete slabs. CEMEX Colombia participated in this project solely and exclusively as supplier of the ready-mix concrete and flowable fill, which were delivered and received to the satisfaction of the contractor, complying with all the required technical specifications. CEMEX Colombia neither participated in nor had any responsibility on the design, sourcing of materials or their corresponding technical specifications or construction. At this stage of the proceedings, as of December 31, 2015, we are not able to assess the likelihood of an adverse result regarding the action filed before the Cundinamarca Administrative Court and the action filed by the UDI, but if adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

Croatian Concession Litigation. After an extended consultation period, in April 2006, the cities of Kaštela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to Cemex Hrvatska d.d. (“CEMEX Croatia”), our subsidiary in Croatia, by the Government of Croatia in September 2005. During the consultation period, CEMEX Croatia submitted comments and suggestions to the Master Plans intended to protect and preserve the rights of CEMEX Croatia’s mining concession, but these were not taken into account or incorporated into the Master Plans by Kaštela and Solin. Immediately after publication of the Master Plans, CEMEX Croatia filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions, including: (i) on May 17, 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning CEMEX Croatia’s constitutional claim for decrease and obstruction of rights earned by investment and seeking prohibition of implementation of the Master Plans; and (ii) on May 17, 2006, an administrative proceeding before an administrative court seeking a declaration from the Government of Croatia confirming that CEMEX Croatia acquired rights under the mining concessions. The administrative court subsequently ruled in favor of CEMEX Croatia, validating the legality of the mining concession granted to CEMEX Croatia by the Government of Croatia, in September 2005. On June 15, 2012, we were notified that the case had been transferred from the constitutional court to the administrative court as a result of a new law that places the administrative courts in charge of disputes relating to environmental planning. In February 2014, the administrative court requested CEMEX Croatia to declare if it is still interested in proceeding with the concession litigation and if so, to provide additional clarification and documentation to support such claims. On March 3, 2014, CEMEX Croatia submitted the clarification and required documentation and on April 4, 2014, CEMEX Croatia was notified that the administrative court rejected its claims and found that its acquired rights or interests under the mining concessions had not been violated as a result of any act or decision made by the cities of Solin or Kaštela or any other governmental body. On April 29, 2014, CEMEX Croatia filed two claims before the Constitutional Court of the Republic of Croatia alleging that CEMEX Croatia’s constitutional rights to a fair trial and judicial protection had been violated. On August 1, 2014, CEMEX Croatia also filed an application before the European Court of Human Rights alleging that CEMEX Croatia’s constitutional rights to a fair trial, property rights, concession rights and investment had been violated due to irregularities in a general act, which has been denied. The European Court of Human Rights found the application to be inadmissible pursuant to articles 34 and 35 of the Convention for the Protection of Human Rights and Fundamental Freedoms, meaning that CEMEX Croatia did not exhaust all its domestic legal remedies, thus stipulating the Constitutional Court of the Republic of Croatia’s jurisdiction in this matter. At this stage of the proceedings, as of December 31, 2015, we are not able to assess the likelihood of an adverse result to the claims filed before the Constitutional Court of the Republic of Croatia, but if adversely resolved, it should not have a material adverse impact on our results of operations, liquidity and financial condition. During May 2015, CEMEX Croatia obtained a new location permit from the Croatian Ministry of Construction and Physical Planning for CEMEX Croatia’s Sveti Juraj-Sveti Kajo quarry. As of December 31, 2015, in order to alleviate the adverse impact of the Master Plans, CEMEX Croatia is in the process of negotiating and preparing all documentation necessary to comply with applicable rules and regulations in order to obtain a new mining concession.

Panamanian Height Restriction Litigation. On July 30, 2008, the Panamanian Authority of Civil Aeronautics (Autoridad de Aeronáutica Civil), or AAC, denied a request from our subsidiary Cemento Bayano to erect structures above the permitted height restriction applicable to certain areas surrounding the Calzada Larga Airport. This height restriction was set according to applicable legal regulations and reaches the construction area of our cement plant’s second line. Cemento Bayano has formally requested the above-mentioned authority to reconsider its denial. On October 14, 2008, the AAC granted permission for the construction of the tallest building of the second line, under the following conditions: that (a) Cemento Bayano assumes any liability arising from any incident or accident caused by the construction of such building; and (b) there would be no further permission for additional structures. Cemento Bayano filed an appeal with respect to both conditions considering that the construction involved building 12 additional structures. On March 13, 2009, the AAC issued an explanatory note stating that (a) should an accident occur in the Calzada Larga Airport’s perimeter, an investigation shall be conducted in order to determine the cause and further responsibility; and (b) there will be no further permission for additional structures of the same height as the tallest structure was already authorized. Therefore, additional permits may be obtained as long as the structures are lower than the tallest building, on a case-by-case analysis to be conducted by the authority. Cemento Bayano filed an authorization request for the construction of the project’s 12 remaining structures. On June 11, 2009, the AAC issued a resolution authorizing 3 of the 12 remaining structures and denying permits for 9 additional structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. On June 16, 2009, Cemento Bayano requested the above-mentioned authority to reconsider its denial. On May 20, 2010, the ACC issued a report stating that all vertical structures erected by Cemento Bayano complied with the applicable signaling and lighting requirements in order to receive the respective authorization. Nonetheless, as of December 31, 2015, the AAC had not yet issued a ruling pursuant to our request for reconsideration for the 9 remaining structures, which have already been erected and are fully functional, and, therefore, we continue to monitor our request. At this stage, we are not able to determine if the AAC will issue a favorable decision to our request for reconsideration or if such denial would have a material adverse impact on our results of operations, liquidity and financial condition. We are also not able to assess the likelihood of any incident or accident occurring as a result of the construction of the second line of our cement plant and the responsibility, if any, that would be allocated to Cemento Bayano, but if any major incident or accident were to occur and if Cemento Bayano were to be held liable, any responsibility that is formally allocated to Cemento Bayano could have a material adverse impact on our results of operations, liquidity and financial condition.

Colombian Water Use Litigation. On June 5, 2010, the District of Bogotá’s Environmental Secretary (Secretaría Distrital de Ambiente de Bogotá), or the Environmental Secretary, issued a temporary injunction suspending all mining activities at CEMEX Colombia’s El Tunjuelo quarry, located in Bogotá, Colombia. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers which also have mining activities located in the same area as the El Tunjuelo quarry) were ordered to suspend mining activities in that area. The Environmental Secretary alleged that during the past 60 years, CEMEX Colombia and the other companies illegally changed the course of the Tunjuelo River, used the percolating waters without permission and improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the Environmental Secretary informing it of the initiation of proceedings to impose fines against CEMEX Colombia. CEMEX Colombia has requested that the temporary injunction be revoked, arguing that its mining activities are supported by all authorizations required pursuant to the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and authorized by the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible). On June 11, 2010, the local authorities in Bogotá, in compliance with the Environmental Secretary’s decision, sealed off the mine to machinery and prohibited the extraction of our aggregates inventory. Although there is not an official quantification of the possible fine, the District of Bogotá’s environmental secretary has publicly declared that the fine could be as much as 300 billion Colombian Pesos (approximately U.S.$95.25 million as of December 31, 2015, based on an exchange rate of 3,149.47 Colombian Pesos to U.S.$1.00). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to any of our clients in Colombia. At this stage, as of December 31, 2015, we are not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

Israeli Class Action Litigation. On June 21, 2012, one of our subsidiaries in Israel was notified about an application for the approval of a class action suit against it. The application was filed by a homeowner who built his house with concrete supplied by our Israeli subsidiary in October 2010 (a same application was filed against three other companies by the same legal representative). According to the application, the plaintiff claims that the concrete supplied to him did not meet with the “Israel Standard for Concrete Strength No. 118” and that, as a result, our Israeli subsidiary acted unlawfully toward all of its customers who requested a specific type of concrete but that received concrete that did not comply with Israeli standard requirements. As per the application, the plaintiff claims that the supply of the alleged non-conforming concrete has caused financial and non-financial damages to those customers, including the plaintiff. We presume that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from our Israeli subsidiary during the past 7 years, the limitation period according to applicable laws in Israel. The damages that could be sought amount to approximately 276 million Israeli Shekels (approximately U.S.$70.73 million as of December 31, 2015, based on an exchange rate of 3.902 Israeli Shekels to U.S.$1.00). Our Israeli subsidiary submitted a formal response to the corresponding court. Both parties presented their preliminary arguments. In a hearing held on December 20, 2015, the preliminary proceeding was completed and the court set dates for hearing evidence on May 8, 10 and 16, 2016. In addition, the court decided to join together all claims against all four companies, including our subsidiary in Israel, in order to simplify and shorten court proceedings, however, it should be mentioned that the court had not formally decided to join together all claims. As of December 31, 2015, our subsidiary in Israel is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, such as an award for damages in the full amount that could be sought, but if adversely resolved, we do not believe the final resolutions would have a material adverse impact on our results of operations, liquidity and financial condition.

Egypt Share Purchase Agreement. On April 7, 2011 and March 6, 2012, lawsuits seeking, among other things, the annulment of the share purchase agreement entered into by and between CEMEX and state-owned Metallurgical Industries Company (the “Holding Company”) in November 1999 pursuant to which CEMEX acquired a controlling interest in ACC (the “Share Purchase Agreement”), were filed by different plaintiffs, including 25 former employees of ACC, before the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court, respectively. Hearings in both cases were adjourned in order for the SCA to prepare the corresponding reports to be submitted for the consideration of the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court. During March 2015, the SCA submitted the relevant reports recommending, in both cases, that the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court stays the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of Law 32/2014. A hearing was held on October 13, 2015 before the 8th Circuit of Cairo’s State Council Administrative Judiciary Court in which the SCA’s report was reviewed and the case was adjourned to January 26, 2016 for passing judgment. At a session held on September 3, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court accepted the SCA’s report recommendation and ruled for staying the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of Law No.32/2014. As of December 31, 2015, we are not able to assess the likelihood of an adverse resolution regarding these lawsuits, but if adversely resolved, we do not believe the resolution in this first instance would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different legal recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

Regarding a different lawsuit submitted to a first instance court in Assiut, Egypt and notified to ACC on May 23, 2011, on September 13, 2012, the first instance court of Assiut, Egypt issued a judgment (the “First Instance Judgment”) to (i) annul the Share Purchase Agreement; and (ii) reinstate former employees to their former jobs at ACC. The First Instance Judgment was notified to ACC on September 19, 2012. On October 18, 2012, ACC filed an appeal against the First Instance Judgment, which was followed by the Holding Company’s appeal filed on October 20, 2012 before the Appeal Court in Assiut, Egypt (the “Appeal Court”). At a November 17, 2013 hearing, the Appeal Court decided to join the appeals filed by ACC and the Holding Company and adjourned the session to January 20, 2014 to render judgment. On January 20, 2014, the Appeal Court issued a judgment (the “Appeal Judgment”) accepting both appeals, revoking the First Instance Judgment, ruling for non-qualitative jurisdiction of the first instance court to review the case and referred the matter to the administrative court in Assiut, Egypt (the “Assiut Administrative Court”) for a hearing to be held on March 16, 2014. This hearing was subsequently rescheduled to May 17, 2014 and ultimately was not held because the case file had not been completed on time in order for it to be referred to the Assiut Administrative Court. The SCA submitted a report recommending the Assiut Administrative Court to declare itself incompetent to review this case and to refer it to the Assiut Administrative Judiciary Court (the “Assiut Administrative Judiciary Court”). The Assiut Administrative Court scheduled a new hearing for October 11, 2014 to review the case. On October 15, 2014, the Assiut Administrative Court ruled for its non-jurisdiction to review the case and referred the case to the Assiut Administrative Judiciary Court. On December 11, 2014, ACC filed an appeal against the Assiut Administrative Court ruling requesting that its enforcement be suspended until a judgment is issued on the appeal filed before the Cassation Court on March 12, 2014. On February 10, 2015 and March 17, 2015, hearings were held before the Assiut Administrative Judiciary Court’s SCA in which the SCA decided to adjourn in order to prepare the corresponding report to be submitted for the consideration of the Assiut Administrative Judiciary Court. On October 2015, the SCA issued a report recommending mainly that due to the absence of geographical jurisdiction to review the case, it should be referred to the 7th Circuit of “Economic and Investment Disputes” of Cairo’s State Council Administrative Judiciary Court. The Assiut Administrative Judiciary Court scheduled a hearing for the case for October 14, 2015, which has been rescheduled to February 24, 2016.

On March 12, 2014, ACC filed an appeal before the Cassation Court against the part of the Appeal Judgment that refers to the referral of the case to the Assiut Administrative Court and payment of the appeal expenses and attorney fees, and requested a suspension of the Appeal Judgment execution with respect to these matters until the Cassation Court renders its judgment. As of December 31, 2015, a hearing date before the Cassation Court has not been scheduled. As of December 31, 2015, we are not able to assess the likelihood of an adverse resolution regarding these lawsuits, but if adversely resolved, we do not believe the resolution would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

Also, on February 23, 2014, three plaintiffs filed a lawsuit before the Assiut Administrative Judiciary Court requesting the cancellation of the resolutions taken by the Holding Company’s shareholders during the extraordinary general shareholders meeting pursuant to which it was agreed to sell ACC’s shares and enter into the Share Purchase Agreement in 1999. A hearing held on May 17, 2014 was adjourned in order for the SCA to prepare a report to be submitted for the consideration of the Assiut Administrative Judiciary Court. On September 4, 2014, ACC received the report issued by the SCA which is non-binding to the Assiut Administrative Judiciary Court. On December 11, 2014, the Assiut Administrative Judiciary Court resolved to refer the case to the 7th Circuit of Cairo’s State Council Administrative Judiciary Court. The 7th Circuit of Cairo’s State Council Administrative Judiciary Court decided to adjourn to July 25, 2015 in order to review the parties’ pleadings. On this hearing held on July 25, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court adjourned the case to September 3, 2015 for passing judgment. At the session held on September 3, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court ruled for staying the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of Law No.32/2014. As of December 31, 2015, we do not have sufficient information to assess the likelihood of the 7th Circuit of Cairo’s State Council Administrative Judiciary Court cancelling the resolutions adopted by the Holding Company’s shareholders, or, if such shareholders’ resolutions are cancelled, how would such cancellation affect us, but if adversely resolved, we do not believe the resolution in this first instance would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different legal recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

On April 22, 2014, Law 32/2014, which regulates legal actions to challenge agreements entered into by the Egyptian State (including its ministries, departments, special budget entities, local administrative units, authorities and state-participated companies) and third parties, was published in the Official Gazette, becoming effective as of April 23, 2014, but subject to its presentation, discussion and approval by the House of Representatives 15 days after it holds its first session. As per the provisions of Law 32/2014, and considering certain exceptions, only the parties to these agreements have standing to challenge the validity of an agreement. As of December 31, 2015, several constitutional challenges have been filed against Law 32/2014 before the High Constitutional Court. During October and November 2015, parliamentary elections to the House of Representatives took place and as of December 31, 2015, it is expected that the first session of the elected House of Representatives will take place on January 10, 2016. In consideration of the aforementioned, as of December 31, 2015, we are not able to assess if the High Constitutional Court will dismiss Law 32/2014 or if Law 32/2014 will not be presented, discussed and ratified by the House of Representatives, but if the High Constitutional Court dismisses Law 32/2014 or if Law 32/2014 is not presented, discussed and ratified by the House of Representatives, this could adversely impact the ongoing matters regarding the Share Purchase Agreement, which could have a material adverse impact on our operations, liquidity and financial condition.

South Louisiana Flood Protection Authority-East Claim

On July 24, 2013 a Petition for Damages and Injunctive Relief was filed by the South Louisiana Flood Protection Authority-East (“SLFPAE”) in the Civil District Court for the Parish of Orleans, State of Louisiana, against approximately 100 defendants, including CEMEX, Inc. SLFPAE is seeking compensation for and the restoration of certain coastal lands near New Orleans alleged to have been damaged by activities related to oil and gas exploration and production since the early 1900’s. CEMEX, Inc., which was previously named Southdown, Inc., may have acquired liabilities, to the extent there may be any, in connection with oil and gas operations that were divested in the late 1980’s. The matter was removed to the United States District Court for the Eastern District of Louisiana (the “Louisiana District Court”) and a motion by the Plaintiffs to remand to State Court was denied. In addition, on June 6, 2014, Louisiana Senate Bill No. 469 was enacted into Act No. 544 (“Act 544”) which prohibits certain state or local governmental entities such as the SLFPAE from initiating certain causes of action including the claims asserted in this matter. The effect of Act 544 on the pending matter has yet to be determined by the Louisiana District Court. Further, CEMEX, Inc. was dismissed without prejudice by the plaintiffs. On February 13, 2015, the Louisiana District Court dismissed the plaintiffs’ claims with prejudice. On February 27, 2015, the plaintiffs appealed this ruling. As of December 31, 2015, we cannot assess the likelihood of an adverse result or, because of the number of defendants, the potential damages which could be borne by CEMEX, Inc., if any, or if such damages, if any, would have a material adverse impact on our results of operations, liquidity and financial condition.

Maceo, Colombia Legal Proceedings

Regarding the new cement plant being built by CEMEX Colombia in the Antioquia department of the Municipality of Maceo, Colombia, the transaction pursuant to which CEMEX Colombia was to receive the transfer of the land, mining rights and benefits of the free tax zone in which the new cement plant is being built has been put on hold by the Colombian authorities as a result of legal proceedings against one of the former shareholders of the transferee. As a result, and while the legal proceedings take place, CEMEX Colombia has joined such legal proceedings as an affected third party and has also signed a lease agreement with the government of Colombia that allows CEMEX Colombia to continue the use of the property and advance the construction of the new cement plant while the legal proceedings are resolved, which could take until the first half of 2016. CEMEX Colombia has adopted legal measures in order to protect its investments in the development of the cement plant, which as of December 31, 2015 are quantified at approximately U.S.$185 million. As of December 31, 2015, we are not able to assess the likelihood of the Colombian authorities issuing an adverse resolution regarding the transferee’s rights to dispose of the land, mining rights and benefits of the free tax zone, and, if CEMEX Colombia receives an adverse resolution and exhausts all legal recourses available against the adverse resolution, and if the lease agreement entered into with the government of Colombia cannot be extended, then the adverse resolution and the lease not being renewed could have a material adverse impact on our results of operations, liquidity and financial condition.

As of December 31, 2015, we are involved in various legal proceedings involving, but not limited to, product warranty claims, environmental claims, claims regarding the procurement and supply of products, indemnification claims relating to acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position and results of operations. We are sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss. However, for a limited number of ongoing legal proceedings, we may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believe that disclosure of such information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed qualitative information with respect to the nature and characteristics of the contingency, but have not disclosed the estimate of the range of potential loss.